MANAGEMENT REPORT – January to September 2013

To our Stockholders

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to September 2013, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP).

The information included in this material is available in the Investor Relations’ website of Itaú Unibanco: www.itau-unibanco.com.br/ri > Financial Information > Financial Statements > BRGAAP > 2013. Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP).

1)	ECONOMIC ENVIRONMENT

In the USA the improvement in the labor market has remained, in spite of the tax squeeze in progress: approximately 180 thousand jobs have been created per month since the beginning of the year. Europe recorded a 0.29% growth in the second quarter of 2013, after six quarters of recession. In spite of the improvement in the developed countries, emerging countries still slow down, even though China has started to record signs of stabilization in the pace of its economy.

In its September meeting, the FED, the US central bank, decided to maintain its monetary incentives. This decision has brought liquidity relief for the emerging markets.

In the domestic scenario, even though the economy posted a good performance in the second quarter, the economic fundamentals point towards a GDP growth between 2.0% and 2.5% in 2013, lower than expected in the beginning of the year.

After the US dollar was traded at a level higher than 2.40 R$/US$ in mid-August, the Real appreciated at the end of the quarter as a result of interventions by BACEN and the FED’s decision to postpone the reduction in incentives, and it is now traded close to the 2.20 R$/US$.

Inflation measured by IPCA fell, but continues to be under pressure. The impact of a more depreciated Real over prices should make up for the decrease in the food inflation and the IPCA should close at about 6% in 2013.

In view of the inflationary pressures, BACEN started a cycle of increases in the Selic rate, which in the beginning of October reached 9.50%.

2)	HIGHLIGHTS

2.1)	Corporate Events/Partnerships

Repurchase of shares – in the third quarter of 2013, we acquired over 14.5 million preferred shares of own issue in the total amount of R$ 406.3 million at the average price of R$ 28.02 per share. In the year-to-date, we acquired 23.5 million preferred shares of own issue at the average price of R$ 28.18. On a voluntary basis and aiming at having transparency with the capital market agents, we monthly disclose the volumes traded and prices practiced in such trading. To obtain further information, please access www.itau-unibanco.com.br/ri > Corporate Governance > Acquisition of Own Shares.

Itaú Unibanco and Fiat Agreement – on August 20 we renewed, for another 10 years, the commercial cooperation agreement we have with Fiat car maker, the leader in sales of vehicles in the Brazilian market. This agreement sets forth the exclusive financing offer in promotional campaigns held by Fiat in connection with the sale of new automobiles and the exclusive use of the Fiat brand in vehicle-financing related activities.

Tax Assessment Notice issued by the Federal Reserve Service of Brazil (RFB) – in August we reported to the market that the RFB had issued a tax assessment notice in the approximate amount of R$ 18 billion related to the Itaú and Unibanco corporate association operation.

RFB disagrees with the type of business organization adopted to unify Itaú’s and Unibanco’s operations. However, the operation format suggested by RFB fails to be supported by the standards applicable to financial institutions in Brazil. Accordingly, we have challenged said tax assessment notice, by claiming that the operations carried out were adequate and that RFB's understanding that there was undue tax gain was flawed. We consider remote the risk of a loss associated to said tax procedure, and this understanding is supported by our lawyers and external advisors.

We reinforce that the operations carried out in 2008 were legitimate, and approved by the management bodies of the involved companies and respective stockholders and subsequently by the applicable authorities, that is, CVM, BACEN and the Administrative Council for Economic Defense (CADE).

2.2)	Approval by Regulatory Bodies

The following were approved in the third quarter of 2013:

▪	IRB – Brasil Resseguros S.A. Stockholders’ Agreement, by SUSEP, in connection with the privatization process;
▪	Agreement with Banco Citibank S.A. for purchase of Credicard and Citifinancial, by CADE (pending approval by BACEN).

2.3)	Technology

The civil works of our new data center, under construction in the interior of São Paulo (SP), is progressing as planned and it should be completed in the first quarter of 2014. This new data center will be one of the largest technology centers in the world, with capacity to support the bank’s expanded operations in the coming decades, keeping our commitment to ensure the availability of financial services and always searching for the continuous improvement of quality, agility and satisfaction of our clients.

Our functionalities were made available in our digital channels, with investments dedicated to the improvement and designing of new tools to serve the increasing expansion of these channels, such as internet banking and mobile banking, thus providing quality operations on an expeditious, modern and secure basis. They include:

Biometrics – we made available more advantages for registered clients. Besides withdrawal operations, clients are now able to check current account balances and statements without using a card and password. Biometrics enable carrying out operations with just a fingerprint identification, without the need for typing a password, providing more security and convenience to our clients. To use biometrics, it is enough to register with any Itaú branch.

Itaú Conta Certa (Itaú right account) – in August we launched this new type of current account for Itaú corporate customers, which permits the customization of service packages by choosing the number of deposit slips, credit order documents (DOC), available electronic transfer (TED), and custody of checks, among other, in accordance with their needs. The clients themselves choose, simulate and contract them at any moment, however and whenever they need them, always on the internet.

2.4)	Launch

Redecard is now Rede – we have built a new brand, a new positioning and a new business strategy. Rede, a plainer and more direct name – meaning network – summarizes the company’s key attributes, evoking technology, agility and modernity, in addition to creating a young and connected personality. The company’s focus was reviewed, and we will continue serving the merchant, but we are also concerned with the end clients and therefore we will make a closer, quicker and more technology-based service available through digital and mobile media.

Accomplishing the purpose of being the main partner of sellers of goods and services that seek to expand their business potential, Rede offers its customers a series of products that follow the latest market trends. These include: Mobile Rede (transaction capture through a device coupled to a smartphone or tablet for card reading, or by entering purchase data and customer's signature) and e-Rede (in only one platform, a quick, efficient, fast and complete solution for online payments using a strong anti-fraud security system).

Approximately 300 people will reinforce the commercial team to support this operation. In the last two years, approximately R$ 500 million were invested in the update and standardization of 75% of all readers (of which 50% are wireless readers – POS). By the end of the first half, there were over 1 million merchants affiliated with Rede and over 1.7 million terminals, spread across 89% of Brazilian cities. Its total transactions exceeded 1.6 billion.

New Hiper Brand – we disclosed the launch of our new credit card brand available for all Brazilian consumers, Hiper, accepted in over one million establishments accredited by Rede throughout the Brazilian territory. Hiper is an evolution from Hipercard, the largest Brazilian card brand, and arrives to serve consumers searching for a product with immediate benefits. The first issuer of this brand will be Itaucard, for both the bank’s account holders and non-account holders. Among the benefits, we highlight the following:

(i) conversion of 120% of the annuity amount into bonus for mobile phone, applicable to all telephony operators working with such bonus system;

(ii) cards with the Itaucard 2.0 concept.

ETF in Chile – in September we launched the first ETF (Exchange Traded Fund) in Chile, named It Now IPSA, which replicates the profitability of the most significant 40 shares in the Chilean market. ETF is an investment fund traded on stock exchanges that may be purchased or sold at any moment, like any other company's share. Last year we achieved the right to the exclusive use of the IPSA, IGPA and Inter-10 trademarks for a ten-year period, thus permitting the creation, trading and dealing ETFs of the main indices of the Santiago Stock Exchange.

2.5)	Awards and Recognition

The best of Dinheiro 2013 (as Melhores da Dinheiro 2013) – promoted by Isto É Dinheiro magazine, this ranking awards the best companies of the year by using management criteria, this is: financial sustainability, human resources, innovation and quality, social and environmental responsibility and corporate governance. We also won the banking sector ranking for the seventh time.

Época NEGÓCIOS 360º – organized by Época magazine, this guide is organized in partnership with Dom Cabral Foundation, which carries out a thorough assessment of the largest Brazilian companies by considering as criteria: financial performance, corporate governance, human resources practices, innovation, vision of future and social and environmental responsibility. Once again, we achieved the first place in the bank sector in this guide, which is already in its second edition.

The 1,000 Best Investment Funds of 2013 (1000 Melhores Fundos de Investimento 2013) – promoted by the Exame Guide of Personal Investments, in a survey conducted by the Center of Finance Studies of FGV (GVCef-FGV), we were elected the Best Manager of the Year. This award which highlighted the best managers for retail, high-end clients, companies and institutional investors. Among 1,000 open-end funds analyzed, we were also elected in the Best Manager categories:

▪	Funds in which investors invest between R$ 50,000 and R$ 250,000 (selective retail);
▪	Interbank rate (DI) and short-term funds;
▪	Indexed equity funds; and
▪	Multimarket investment funds.

Latin American Executive Team 2013 – organized by the Institutional Investor Magazine, this ranking is achieved based on a survey conducted with over 800 managers of investment and pension funds (buy side analysts), brokers and investment banks (sell side analysts) operating in Latin America. It was disclosed on August 20, when we were the winners in six out of the eight ranking categories: Best Investor Relations by the Sell and Buy Sides; the Best CEO by the Sell and Buy Sides; the Best Bank CFO by the Buy Side and the Best Investor Relations Professional by the Buy Side.

Latin America Research Team 2013 – for the first time Itaú BBA was ranked as the number one Research team of Latin America.

Best Cash Management Bank in Brazil – we were recognized for the sixth consecutive year by Euromoney magazine, one of the most important financial market publications.

3)	OPERATIONS

Commercial Banking - Retail

We offer a wide range of banking products and services to a diversified base of individuals and companies, the bank’s account holders and non-account holders. We have over 40 million clients and 32.9 thousand points of service throughout Brazil and abroad, by means of 4.1 thousand branches, 870 service centers (PABs) and over 27.9 thousand ATMs. In addition, we also provide, through Itaú 30 horas, a means of accessing and checking accounts, making payments, investments and other banking transactions, with no need to turn to a manager. Our products portfolio includes loans and a number of investment, insurance, foreign exchange and brokerage options, among others.

In the retail segment, we provide five Itaú Uniclass exclusive services, with dedicated managers, investment advisory services, exclusive cashiers, managerial telephone service and higher credit limits. We offer expert services to our high-end clients by means of Itaú Personnalité and, with over 20 years of experience in wealth management, we provide Itaú Private Bank, the largest private bank in Latin America. To meet the needs of our corporate clients, we provide Itaú Empresas. In which the very small, small and medium-market companies are served through a dedicated structure, with specific products and services.

Wholesale and Investment Banking

Our banking operations in the corporate banking segment are carried out by Itaú BBA, which operates with a multidisciplinary team, with agility to carry out operations that are traditional for a commercial bank and transactions in capital markets, mergers and acquisitions, offering full services to over 3 thousand of the largest business groups of Brazil, Argentina, Chile, Colombia and Peru. It also serves approximately 700 institutional investors, ensuring full coverage for the head offices of international clients through the Europe, New York and Shangai units.

In October we included another 20 thousand clients to the Wholesale Banking. These companies, with yearly revenues over R$ 30 million and which were previously served by our Retail sector, may now count on a more specialized structure, thus achieving a customized service. By means of this structure, we offer the same products and services available for the Corporate segment, including those provided by the Investment Banking for strategic mergers and acquisitions or companies going public.

Insurance

Our insurance business basically operates in the lines of life and accident, extended warranty and property damages for individuals and corporate solutions for legal entities. Focused on streamlining the portfolio of products and the efficiency in the engaging processes, our insurance policies are sold, among other channels, in our branches, via telemarketing, internet, ATMs, self-service terminals, local independent brokers and multinational brokers.

We hold 30% of capital of the Porto Seguro Group, the insurance company leading the residence and automobile insurance segment in Brazil. We have an operating agreement with the Porto Seguro Group to offer and distribute, on an exclusive basis, residence and automobile insurance products to clients in our network in Brazil and Uruguay.

External Units

We are present in 19 countries other than Brazil, in commercial banking and institutional client operations, and investment, corporate and private banking activities. Seven of these countries are in South America, which is our priority in terms of international expansion. Our operations also comprise North America, Central America, Europe, Asia and Middle East. In the period from January to September, our business abroad reached a recurring net income of approximately R$ 1.4 billion, with total assets of R$ 241.4 billion, equivalent to 12.3% and 22.3% of the bank’s total, respectively.

4)	PERFORMANCE

4.1)	Indices

We present below the performance of the main financial indicators:

		%	bps
Performance Ratios	September 30, 2013	September 30, 2012	Change
Recurring return on average equity - annualized	19.8	19.4	40
Return on average equity - annualized	19.6	18.2	140
Risk-Adjusted Efficiency Ratio(1)	71.1	74.5	-340
Recurring return on average assets - annualized	1.4	1.5	-10
Return on average assets - annualized	1.4	1.5	-10
Nonperforming Loans Index (NPL over 90 days)	3.9	5.1	-120
Basel ratio - economic financial consolidated	17.5	17.5	0
Fixed assets ratio - financial conglomerate	49.8	45.5	430

 (1) Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

4.2) Income

		R$ billion	%
Statement of Income for the Period(1)	Jan to Sep/13	Jan to Sep/12	Change(2)
Gross income from financial operations	22.6	23.9	-5.1
Expenses for allowance for loan losses	(14.4)	(18.0)	-19.9
Income from recovery of credits written off as loss	3.6	3.5	4.8
Banking service fees and income from bank charges	17.5	15.1	15.8
Income from insurance, pension plan and capitalization operations	2.6	2.1	24.9
Personnel, other administrative and operating expenses	(25.9)	(24.6)	5.2
Tax expenses	(3.3)	(3.3)	-0.7
Income tax and social contribution	(2.8)	(2.5)	12.3
Recurring net income	11.2	10.5	5.8
Net income	11.0	10.1	9.4

Dividends and interest on capital (net of taxes)	1.9	2.0	-2.4

(1) Excludes the non-recurring effects of each period.

(2) Change is calculated based on actual figures.

Net income for the period from January to September 2013 reached R$ 11.0 billion, with annualized return of 19.6% on average equity (18.2% in the same period of the previous year). Recurring net income was R$ 11.2 billion, with annualized return of 19.8%. The increase of 15.8% in banking service fees and income from banking charges, the increase of 24.9% in income from insurance, pension plan and capitalization operations, and the decrease of 19.9% in expenses for allowance for loan losses, as compared to the same period of 2012, contributed to the increased net income. We also highlight the increase of 9.3% in the loan portfolio, and noteworthy are the areas of payroll advance loans, mortgage, corporate and foreign operations, as drivers of income through lower risks and provisions. Gross income from financial operations decreased 5.1% and reflects our strategy to prioritize lower risk portfolios.

The risk-adjusted efficiency ratio reached 71.1% at the end of September, as compared to 74.5% recorded for the same period of 2012.

4.3) Asset Data

		R$ billion	%
Balance Sheet	September 30, 2013	September 30, 2012	Change(1)
Total assets	1,082.8	960.2	12.8
Loan portfolio with endorsements and sureties	456.6	417.6	9.3
Free, raised and managed own assets	1,570.3	1,349.0	16.4
Subordinated debt	54.4	48.5	12.1
Stockholders’ equity	78.3	79.0	-0.9
Referential equity (economic-financial consolidated)	116.0	110.8	4.7

(1) Change is calculated based on actual figures.

4.3.1)	Assets

Total consolidated assets reached R$ 1.08 trillion at the end of September 2013, which represented a growth of 12.8% when compared to the same period of the previous year. Noteworthy is the 17.6% increase in the institution’s liquidity (cash and cash equivalents added to interbank investments, current).

The diversification of our business is reflected in the composition of our funding and loan portfolio, reducing risks to specific segments, which may be more impacted by the volatility in economy, as follows:

		R$ million	%
Loan Portfolio	September 30, 2013	September 30, 2012	Change
Brazil	420,208	390,149	7.7
Individuals	156,198	148,174	5.4
Credit cards	43,078	36,699	17.4
Personal credit	27,293	28,195	-3.2
Payroll advance loans	20,579	12,547	64.0
Vehicles	42,733	54,046	-20.9
Mortgage loan	22,515	16,687	34.9
Companies	264,010	241,975	9.1
Corporate	178,228	152,527	16.9
Very small, small and middle-market companies	85,782	89,448	-4.1
Latin America	36,354	27,454	32.4
Total with endorsements and sureties	456,561	417,603	9.3
Corporate – Private securities	24,455	20,030	22.1
Total with endorsements, sureties and private securities	481,017	437,632	9.9
Total with endorsements, sureties and private securities (former Vehicles)	438,284	383,587	14.3

On September 30, 2013 the balance of the loan portfolio, including endorsements and sureties, reached R$ 456.6 billion, an increase of 9.3% as compared to September 30, 2012. If we also consider the risks associated to the credits we borrow in the private securities modality, this increase will reach 9.9%. In Brazil, the balance of our loan portfolio to individuals reflects our strategy to prioritize portfolios with lower risks. Highlights:

Brazil
Individuals
Credit Card (Itaucard, Hipercard and partnerships)	We are leaders in the credit card segment in Brazil. From January to September 2013, the transacted amount in debit and credit cards reached R$ 181.5 billion, a 11.8% increase as compared to the same period of 2012. The balance of the loan portfolio reached R$ 43.1 billion, an increase of 17.4% as compared to the same period of the previous year.

Payroll advance loans	Our payroll advance loans portfolio recorded a 64.0% increase when compared to September 30, 2012. The portfolio reached 4.5% of total achieved by the bank, reaching R$ 20.6 billion Banco Itaú BMG Consignado S.A. started operations in December 2012 and is present throughout the Brazilian territory, reaching R$ 5.6 billion of the estimated R$ 12 billion expected for the next 2 years, when the new institution was announced.

Vehicles	In September, we regained leadership in financing granted for brand new vehicles. Since last year, we have reduced the risk in this segment, which enabled us to improve the portfolio quality, with better credit results. We ended this period with a balance of R$ 42.7 billion, 20.9% lower than in the previous period. In the third quarter of 2013, new financing, lease and Finame granted totaled R$ 5.2 billion, a 3.5% increase as compared to the same period of the previous year.

Mortgage loans	We are the leaders in mortgage loans to individuals among the Brazilian private banks. Our offer is made by the network of branches, development companies, real estate agencies and partnerships. By the end of September, we had carried out approximately 27.0 thousand mortgage loans, a 34% increase when compared to the same period of the previous year. Mortgage loans reached R$ 32.0 billion, a growth of 33.1% as compared to September 2012, and noteworthy was the 34.9% increase in financing to individuals.

Companies
Wholesale Banking	The Corporate portfolio, managed by Itaú BBA, is composed of loans in national and foreign currency, mandatory loans (BNDES onlending, Rural Credit and Mortgage Loans) and guarantees. In the period from January to September, noteworthy are the transactions in foreign currency that posted a 10.6% growth, particularly due exchange devaluation, and mandatory loans, which increase was 28.7% as compared to the same period of the previous year. Among Itaú BBA's activities, derivatives stand out. The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients that export or with prices pegged to the movements of international markets. The volume of operations contracted from January through September 2013 was 33.9% higher than in the same period of the previous year.

Latin America
Argentina, Chile, Colombia, Paraguay and Uruguay	Our loan portfolio recorded a significant increase of 32.4% (not considering the effect of exchange variation) in relation to September 2012. We highlight the increase of loan portfolios in the companies segment in Chile, Uruguay and Argentina, which increased 32.7%, 55.4% and 35.1% respectively. In the individuals segment, the 27.1% increase in the Chile portfolio as compared to the same period of the previous year.

Default

In line with our credit granting policy, the total default ratio, considering the balance of transactions overdue for over 90 days, reached 3.9% on September 30, 2013, posting a decrease of 120 bps as compared to September 30, 2012. This ratio has recorded the lowest level since Itaú Unibanco merger in 2008, mainly impacted by the change in the credit profile of our portfolio. This ratio reached 6.0% for the individuals and 2.3% for companies’ portfolio at the end of September 2013, dropping 150 and 100 basis points, respectively, in relation to the same period of the previous year.

Short-term default, measured by the balance of transactions overdue from 15 to 90 days, also recorded a decrease in relation to the same period of the previous year. The reduction of 120 bps in the bank’s total portfolio was mainly due to the decrease of 180 bps in the ratio for individuals.

4.3.2) Funding

Free, raised and managed assets totaled R$ 1.57 trillion on September 30, 2013, a 16.4% growth as compared to the same period of 2012. Of this total, 45.9% refer to investment funds, managed portfolios and technical provisions for insurance, pension plan and capitalization, 25.5% to deposits, debentures, and funds from bills, 24.4% to Free assets and other liabilities, and 4.2% to Onlending, interbank deposits and Foreign borrowings through securities.

As compared to September 2012, we recorded a 26.9% increase in demand deposits added to savings deposits, which are funded at a lower cost, showing the attractiveness of our brand. The increase in funding (net of Compulsory deposits and Cash and cash equivalents) provided improvement in the Loan portfolio and funding ratio, reaching 76.5% on September 30, 2013.

4.3.3) Capital Strength

Basel Ratio – At the end of September 2013, the ratio reached 17.5%, remaining unchanged as compared to the same period of 2012, an event that evidences our strength in the capital base.

Rating Agency – in the beginning of October, Moody’s changed the outlook of the Brazilian sovereign rating from positive to stable, based on the following considerations: (i) the main credit metrics are deteriorating; (ii) the economy is going through an extended low-growth period and (iii) deterioration in the reporting quality of government accounts.

As a consequence of this change, the rating agency downgraded from positive to stable the outlook of the ratings (i) of the issuer and long-term deposit on a global scale and local currency (ii) of long-term deposit, senior and subordinated debt in foreign currency of Itaú Unibanco Holding S.A.

Additionally, in view of the reassessment conducted by the agency on the Brazilian government’s capability to provide system support to the financial system, Moody’s downgraded the ratings: (i) of the long-term issuer on a global scale and local currency, and (ii) of long-term programs/senior debt on a global scale and foreign currency of Itaú Unibanco Holding S.A.

For additional information on ratings, access www.itau-unibanco.com.br/ri > Market Opinion > Ratings.

4.4)	Services

Asset Management	In September 2013, we reached R$ 376.3 billion in assets under management, according to the ANBIMA management ranking, accounting for 15.5% of the market. We posted a 9.6% growth in total, particularly in multimarket funds and DI Funds. In addition to this strong local presence, the area has been expanding to the international field, with professionals strategically allocated, seeking adequate investment opportunities and solutions to global clients.

Custody Services	In the custody market, we hold R$ 930.6 billion in assets, according to the ANBIMA management ranking on September, 2013, which represents a 2% increase as compared to the same period of the previous year. In the segment of share bookkeeping services, we account for 63.5% of total companies listed on the BM&FBOVESPA.

Kinea	The investments management company controlled by Itaú Unibanco, holder of R$ 5.5 billion in managed assets, ranked among the largest managers in Brazil of real estate funds, hedge funds and private equity.

Insurance	The change in retained insurance premiums was 10.9% in the first nine months of the previous year, reaching R$ 4,303 million (not including our share in Porto Seguro, in which we hold 30% of capital). The Individual Life and Accident products were outstanding in the third quarter, with record sales as a result of a campaign in the branch network. The card protection insurance also posted a representative growth both in the opening of accounts and in ATMs, with increases of 122% and 81%, respectively, as compared to the third quarter of 2012. Technical provisions for insurance reached R$ 9.7 billion on September 30, 2013.

Pension Plan	The increase in future interest rates in the beginning of the quarter affected fixed-income funds of the pension plan market. Total funding from pension plans totaled R$ 12.8 billion year to date, a 5.2% drop as compared to the same period of the previous year. Revenues from management fees increased 17.3% in the same period, totaling R$ 826.3 million. Technical provisions increased 13.4% in relation to September 2012, totaling R$ 86.0 billion at the end of the period.

Capitalization	Technical provisions for capitalization reached R$ 3.0 billion on September 30, 2013, with a 3.2% increase in the twelve-month period. The collection from capitalization securities reached R$ 1.758 million from January to September, a 18.8% increase when compared to the same period of 2012.

Consortium	A self-financing system for the installment payment of properties and vehicles, the consortium supplements our product portfolio. As it is a service provision, consortium administration does not give rise to default risk or allocation of loan capital for the institution. Consortium income from January to September 2013 reached R$ 274 million, a growth of 79.8% in relation to the same period of the previous year.

Electronic Payment Means (Rede and Hipercard)	Our business is one of the largest in the multi-brand accreditation and merchant acquisition of credit, debt, benefit cards (voucher) and stores (private label) in Brazil. In addition, we carry out the capture, transmission, processing and financial settlement of transactions involving credit and debit cards, factoring, availability of terminals, inquiry on checks, e-commerce, and loyalty programs with partners, and electronic statement, among others. As from the second half of 2013, Rede started to capture transactions from Hipercard. Thus, Hipercard currently has the capture structure and equipment network of Rede in the whole country, increasing its operating efficiency and presence in the domestic level.

Investment Banking	Between January and September 2013, our Merger & Acquisition operation, which provided financial advisory to 26 transactions, totaling US$ 9.6 billion, was outstanding. In fixed income, we took part in operations of debentures, promissory notes and securitization, which totaled R$ 10.7 billion in the period from January to September 2013. In international issues of fixed income, we acted as the joint bookrunner of offerings with a total volume of US$ 18.8 billion. In capital markets, we reached the 1st position in the Origination ranking of ANBIMA of September 2013, with a volume of operations of R$ 3.2 billion.

4.5)	Stock Market

Market value – At the end of the third quarter of 2013, Itaú Unibanco was ranked as the 22nd largest bank in the world based on the market value criterion (R$ 156.4 billion), according to the Bloomberg ranking.

Traded volume – We daily traded R$ 676.8 million on the stock exchanges where our shares are traded, with a daily average volume of R$ 333.5 million (ITUB3 and ITUB4) on BM&FBOVESPA and R$ 343.3 million (ITUB) on the New York Stock Exchange (NYSE), in the year to date.

Dividends/Interest on Capital – In the year to date, we paid or provided for R$ 1,912.6 million in dividends and interest on capital, net of taxes. Net payout for the last twelve months was 30.7%.

Relations with the market – We took part in 20 conferences and road shows in Brazil and abroad, and held 19 out of the 22 Apimec (Association of Capital Market Analysts and Investment Professionals) meetings scheduled for 2013, thus strengthening our relations with stockholders, analysts and investors of the capital markets. We take the opportunity to strengthen our invitation to our relationship audience for the next Apimec meeting in São Paulo, to be held on November 12.

	R$		%
Shares	September 30, 2013	September 30, 2012	Change
Recurring net income per share(1)	2.25	2.12	5.9
Net income per share(1)	2.22	2.03	9.4
Book value per share(1)	15.79	15.89	-0.6
Number of outstanding shares (in thousands)(2)	4,956,804	4,970,068	-0.3
Dividends/Interest on capital, net per share	0.39	0.39	-0.5
Price of preferred share (ITUB4)(2)(3)	31.56	27.85	13.3
Price of common share (ITUB3)(2)(3)	30.17	24.96	20.9
Price of preferred share (PN)(3)/Net income per share	14.19	13.70	3.6
Price of preferred share (PN)(3)/Stockholders’ equity per share	2.00	1.75	14.1
Market value (in billions) (4)(5)	156.4	138.4	13.0

(1) Calculated based on the weighted average of the number of shares;

(2) The number of outstanding shares and the price of share were adjusted to reflect the 10% bonus on May 20, 2013;

(3) Based on the closing quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) R$ 152,6 billion considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares.

5)	PEOPLE

Itaú Unibanco had approximately 94.3 thousand people at the end of the third quarter of 2013, including over 6 thousand employees in foreign units. The employee’s fixed compensation plus charges and benefits totaled R$ 7.8 billion for this period.

We started the selection process for the Trainee Program 2014, which counted this year on 18.3 thousand enrollments. Among those enrolled, we have youths coming from throughout Brazil, in addition to our interns and employees eligible for the program. The final outcome is expected to be disclosed to the candidates in November.

On October 11, 2013 a collective bargaining agreement was signed in connection with the 2013/2014 collective bargaining process, which resulted in an 8% addition to the salaries of banking sector employees, in addition to other benefits.

6)	SUSTAINABILITY

Itaú Unibanco was selected for the 14th consecutive year to make up the Dow Jones Sustainability World Index (DJSI) portfolio, the main sustainability index in the world, in its 2013/2014 edition. Accordingly, it is the only Latin American bank to be part of the index since its creation. In this edition, we achieved the best rate in the banking sector in the criteria “Policies/Anti-crime actions”, “Brand management” and “Financial Stability and Systemic Risk”. The new portfolio includes only eight Brazilian companies, among them two related companies (Itaú Unibanco and Itaúsa). This shows the significance of the corporate sustainability in our organizational culture and long-term vision.

We were elected as one of the companies with the best environmental practices in Brazil in the Época Empresa Verde (Green Company Época) Award (Época magazine), as one of the leading companies in the Empresário Amigo do Esporte 2013 (Entrepreneur Friend of Sport) Award (Ministry of Sport), and we are one of the companies that invested more in this sector under the Sports Incentive Law by supporting sports and para-sports projects.

In this last quarter we published the Itaú Social Welfare 2013 index. Designed by our economy research team, this index takes into consideration human conditions and income distribution in Brazil, in addition to economy conditions.

In the beginning of 2013 we launched the “#issomudaomundo” (change the world) platform, aimed at forging a bond between our purpose of being a transformation agent in the lives of people, our causes and the several projects receiving investments from Itaú in connection with the education, culture, sports and urban mobility pillars. After the Bike Rio, Bike Sampa, Bike PoA and Bike PE (biking in Rio de Janeiro, biking in São Paulo, biking in Porto Alegre and biking in Pernambuco), now comes the time for Bike Salvador (biking in Salvador) in another partnership with the Government of Bahia, which was launched last month.

In October we redesigned the national campaign to encourage reading among children. In this action, adults will be invited to read for children and, to support this invitation, Itaú will offer 4.4 million children’s books free of charge. The purpose is to mobilize society for the importance of reading to a child, showing how this gesture may contribute to ensuring their rights, develop their capacity to learn, and express themselves, in addition to strengthening the affective bond between the child and the adult and developing the taste for reading from an early age. Since 2010, over 30 million books were delivered by the program.

7)	INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries, and parent company to engage in non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of his or her client.

During the period from January to September 2013, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

▪	January 7, March 20, July 31 and August 28 – acquisition of technical material;
▪	February 28 – review of aspects related to the business continuity program.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

8)	BACEN - Circular No. 3,068/01

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3,7 billion, corresponding to 1,3% of total securities held.

9)	IFRS (International Financial Reporting Standards)/BRGAAP

We disclosed the consolidated financial statements in accordance with the international financial reporting standards (IFRS), at the same date of this publication, pursuant to CVM/SEP Circular Letter 01/13.

10)	ACKNOWLEDGMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of October 28, 2013).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Executive Vice-Presidents
Alfredo Egydio Arruda Villela Filho	Alfredo Egydio Setubal (*)
Roberto Egydio Setubal	Candido Botelho Bracher

Members	Executive Directors
Alfredo Egydio Setubal	Caio Ibrahim David
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto	Eduardo Mazzilli de Vassimon
Gustavo Jorge Laboissière Loyola	Ricardo Baldin
Henri Penchas
Israel Vainboim
Nildemar Secches
Pedro Luiz Bodin de Moraes	Directors
Ricardo Villela Marino	Alexsandro Broedel Lopes
Ana Tereza de Lima e Silva Prandini
Eduardo Hiroyuki Miyaki
Emerson Macedo Bortoloto
AUDIT COMMITTEE	Robert George Stribling
President	Rodrigo Luis Rosa Couto
Gustavo Jorge Laboissière Loyola	Rogério Paulo Calderón Peres

Members
Alkimar Ribeiro Moura	(*) Investor Relations Director
Eduardo Augusto de Almeida Guimarães
Geraldo Travaglia Filho
Guy Almeida Andrade
Luiz Alberto Fiore

FISCAL COUNCIL
President
Iran Siqueira Lima

Members
Alberto Sozin Furuguem	Accountant
Luiz Alberto de Castro Falleiros	Reginaldo José Camilo
CRC-1SP – 114.497/O-9

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
Roberto Egydio Setubal	Fernando Barçante Tostes Malta
Fernando Della Torre Chagas
Executive Vice-Presidents	Fernando José Costa Teles
Alexandre de Barros	Fernando Mattar Beyruti
Alfredo Egydio Setubal	Flávio Delfino Junior
Caio Ibrahim David	Francisco Vieira Cordeiro Neto
Claudia Politanski	Gabriel Amado de Moura
Eduardo Mazzilli de Vassimon	Guilherme Martins Vasconcelos
José Castro Araújo Rudge	Henrique Pinto Echenique
Márcio de Andrade Schettini	João Antonio Dantas Bezerra Leite
Marco Ambrogio Crespi Bonomi	Jorge Luiz Viegas Ramalho
Ricardo Villela Marino	José Félix Valencia Ríos
José Isern
Executive Directors	José Virgilio Vita Neto
André Sapoznik	Leila Cristiane Barboza Braga de Melo
Carlos Eduardo Monico	Luís Eduardo Gross Siqueira Cunha
Fernando Marsella Chacon Ruiz	Luis Tadeu Mantovani Sassi
Flavio Augusto Aguiar de Souza	Luiz Antonio Nogueira de França
Gustavo Adolfo Funcia Murgel	Luiz Eduardo Loureiro Veloso
Luis Antonio Rodrigues	Luiz Fernando Butori Reis dos Santos
Luís Fernando Staub	Luiz Severiano Ribeiro
Milton Maluhy Filho	Marcello Siniscalchi
Marcelo Boock
Directors	Marcelo da Costa Lourenço
Adilso Martins de Lima	Marcelo Luis Orticelli
Adriano Cabral Volpini	Marco Antonio Sudano
Alberto Fernandes	Marcos Antônio Vaz de Magalhães
Alexandre Jadallah Aoude	Marcos Vanderlei Belini Ferreira
Alexsandro Broedel Lopes	Mario Luiz Amabile
Álvaro de Alvarenga Freire Pimentel	Messias dos Santos Esteves
Ana Carla Abrão Costa	Osvaldo José Dal Fabbro
Ana Tereza de Lima e Silva Prandini	Paulo Meirelles de Oliveira Santos
Andréa Matteucci Pinotti Cordeiro	Renata Helena de Oliveira Tubini
Carlos Eduardo de Castro	Ricardo Lima Soares
Carlos Eduardo Maccariello	Ricardo Orlando
Carlos Henrique Donegá Aidar	Ricardo Ribeiro Mandacaru Guerra
Carlos Orestes Vanzo	Ricardo Urquijo Lazcano
Cesar Padovan	Roberto Fernando Vicente
Cícero Marcus de Araújo	Rodrigo Luis Rosa Couto
Cintia Carbonieri Araújo	Rogério Carvalho Braga
Claudio César Sanches	Rogério Paulo Calderón Peres
Claudio José Coutinho Arromate	Romildo Gonçalves Valente
Cristiane Magalhães Teixeira Portella	Rooney Silva
Cristina Cestari Spada	Sergio Guillinet Fajerman
Daniel Luiz Gleizer	Sergio Souza Fernandes Júnior
Edilson Pereira Jardim	Wagner Bettini Sanches
Fabiana Pascon Bastos

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
Roberto Egydio Setubal	Alberto Zoffmann do Espírito Santo
Alexandre Enrico Silva Figliolino
Vice-Chairmen	André Carvalho Whyte Gailey
Alfredo Egydio Setubal	André Ferrari
Candido Botelho Bracher	Antonio José Calheiros Ribeiro Ferreira
Caio Ibrahim David
Members	Cristiano Rogério Cagne
Antonio Carlos Barbosa de Oliveira	Eduardo Cardoso Armonia
Caio Ibrahim David	Eduardo Corsetti
Eduardo Mazzilli de Vassimon	Elaine Cristina Zanatta Rodrigues Vasquinho
Henri Penchas	Emerson Savi Junqueira
João Dionísio Filgueira Barreto Amoêdo	Fabio Massashi Okumura
Flávio Delfino Junior
Gilberto Frussa
EXECUTIVE BOARD	Ilan Goldfajn
Chief Executive Officer	João Carlos de Gênova
Candido Botelho Bracher	Luiz Felipe Monteiro Arcuri Trevisan
Marcello Peccinini de Chiaro
Managing Vice-Presidents	Marcelo Ariel Rosenhek
Alberto Fernandes	Marco Antônio Sudano
Daniel Luiz Gleizer	Mário Lúcio Gurgel Pires
Jean-Marc Robert Nogueira Baptista Etlin	Mário Luís Brugnetti
José Roberto Haym	Rodrigo Pastor Faceiro Lima
Thales Ferreira Silva
Executive Directors	Vanessa Lopes Reisner
Alexandre Jadallah Aoude
Álvaro de Alvarenga Freire Pimentel
André Luís Teixeira Rodrigues
Fernando Fontes Iunes
José Augusto Durand

ITAÚ SEGUROS S.A.

Chief Executive Officer
Fernando José Costa Teles

Directors
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Antonio Eduardo Márquez de Figueiredo Trindade
Cláudio José Coutinho Arromate
Fernando Barçante Tostes Malta (*)
Henrique Pinto Echenique
Mario Luiz Amabile

(*) Elected at O/EGM on August 14, 2013. Awaiting Susep approval.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	09/30/2013	09/30/2012
Current assets		793,348,881	706,038,456
Cash and cash equivalents		14,466,493	13,103,962
Interbank investments	4b and 6	192,458,860	162,895,073
Money market		169,580,802	142,631,765
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,107,401	2,550,201
Interbank deposits		19,770,657	17,713,107
Securities and derivative financial instruments	4c, 4d and 7	203,098,781	180,685,791
Own portfolio		62,556,363	50,363,127
Subject to repurchase commitments		27,293,249	29,028,595
Pledged in guarantee		6,976,675	6,061,433
Securities under resale agreements with free movement		46,674	88,986
Deposited with the Central Bank		12,983,586	12,591,352
Derivative financial instruments		7,140,410	6,289,799
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	79,779,392	69,856,629
Assets guaranteeing technical provisions – other securities	11b	6,322,432	6,405,870
Interbank accounts		73,070,551	68,050,957
Pending settlement		6,015,643	3,642,547
Central Bank deposits		67,001,420	64,359,216
National Housing System (SFH)		1,599	1,106
Correspondents		51,889	32,654
Interbank onlending		-	15,434
Interbranch accounts		98,045	45,053
Loan, lease and other credit operations	8	199,763,834	190,369,182
Operations with credit granting characteristics	4e	213,468,759	205,865,976
(Allowance for loan losses)	4f	(13,704,925)	(15,496,794)
Other receivables		107,643,952	87,441,291
Foreign exchange portfolio	9	52,982,235	40,328,553
Income receivable		1,599,211	1,278,004
Transactions with credit card issuers	4e	19,978,743	17,466,525
Receivables from insurance and reinsurance operations	4m I and 11b	4,636,052	3,832,954
Negotiation and intermediation of securities		3,281,112	2,612,552
Sundry	13a	25,166,599	21,922,703
Other assets	4g	2,748,365	3,447,147
Assets held for sale		168,304	151,515
(Valuation allowance)		(47,482)	(42,148)
Unearned premiums of reinsurance	4m I	714,658	703,734
Prepaid expenses	4g and 13b	1,912,885	2,634,046
Long-term receivables		274,873,312	231,030,307
Interbank investments	4b and 6	804,451	447,218
Money market		387	5
Interbank deposits		804,064	447,213
Securities and derivative financial instruments	4c, 4d and 7	69,011,104	53,870,599
Own portfolio		42,407,993	33,015,876
Subject to repurchase commitments		16,569,334	11,117,179
Pledged in guarantee		545,104	611,621
Derivative financial instruments		4,722,572	4,755,155
Assets guaranteeing technical provisions – other securities	11b	4,766,101	4,370,768
Interbank accounts - National Housing System (SFH)		709,581	665,268
Loan, lease and other credit operations	8	161,623,237	141,758,683
Operations with credit granting characteristics	4e	173,570,855	153,944,316
(Allowance for loan losses)	4f	(11,947,618)	(12,185,633)
Other receivables		40,442,889	32,944,074
Foreign exchange portfolio	9	6,688	621,334
Sundry	13a	40,436,201	32,322,740
Other assets	4g	2,282,050	1,344,465
Unearned premiums of reinsurance	4m I	269,443	-
Prepaid expenses	4g and 13b	2,012,607	1,344,465
Permanent assets		14,564,629	23,147,466
Investments	4h and 15a Il	3,067,996	3,324,158
Investments in affiliates and jointly controlled entities		2,345,214	2,365,544
Other investments		996,570	1,163,906
(Allowance for losses)		(273,788)	(205,292)
Real estate in use	4i and 15b	6,108,484	5,330,113
Real estate in use		3,814,520	3,367,455
Other fixed assets		9,862,468	9,177,275
(Accumulated depreciation)		(7,568,504)	(7,214,617)
Goodwill	4j and 15b	44,983	10,068,929
Intangible assets	4k and 15b	5,343,166	4,424,266
Acquisition of rights to credit payroll		1,202,565	1,668,789
Other intangible assets		6,092,547	4,812,760
(Accumulated amortization)		(1,951,946)	(2,057,283)
Total assets		1,082,786,822	960,216,229

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	09/30/2013	09/30/2012
Current liabilities		596,435,351	498,055,041
Deposits	4b and 10b	192,810,585	159,641,813
Demand deposits		37,816,640	29,817,694
Savings deposits		98,227,575	77,413,953
Interbank deposits		7,324,006	9,261,769
Time deposits		49,442,364	43,148,397
Deposits received under securities repurchase agreements	4b and 10c	175,113,985	134,124,016
Own portfolio		73,630,824	67,401,791
Third-party portfolio		100,216,519	66,487,407
Free portfolio		1,266,642	234,818
Funds from acceptances and issuance of securities	4b and 10d	25,775,077	32,853,856
Real estate, mortgage, credit and similar notes		19,651,889	23,008,711
Debentures		220	2,616,549
Foreign borrowings through securities		6,122,968	7,228,596
Interbank accounts		7,625,626	4,303,979
Pending settlement		5,099,684	3,167,626
Correspondents		2,525,942	1,136,353
Interbranch accounts		5,365,585	4,055,688
Third-party funds in transit		5,330,107	4,048,132
Internal transfer of funds		35,478	7,556
Borrowings and onlending	4b and 10e	37,607,335	30,292,811
Borrowings		25,431,043	18,623,732
Onlending		12,176,292	11,669,079
Derivative financial instruments	4d and 7h	5,040,150	5,036,698
Technical provision for insurance, pension plan and capitalization	4m II and 11a	11,457,411	11,478,348
Other liabilities		135,639,597	116,267,832
Collection and payment of taxes and contributions		4,430,366	4,517,450
Foreign exchange portfolio	9	53,308,271	40,495,090
Social and statutory	16b II	2,385,194	2,335,915
Tax and social security contributions	4n 4o and 14c	7,843,061	8,375,074
Negotiation and intermediation of securities		6,703,864	5,099,896
Credit card operations	4e	42,172,662	38,979,670
Subordinated debt	10f	4,347,233	4,631,588
Sundry	13c	14,448,946	11,833,149
Long-term liabilities		405,164,984	381,248,470
Deposits	4b and 10b	59,468,640	72,277,542
Interbank deposits		355,763	254,083
Time deposits		59,112,877	72,023,459
Deposits received under securities repurchase agreements	4b and 10c	120,022,467	111,147,697
Own portfolio		91,064,610	94,345,489
Free portfolio		28,957,857	16,802,208
Funds from acceptances and issuance of securities	4b and 10d	24,896,558	24,190,179
Real estate, mortgage, credit and similar notes		14,624,349	16,814,606
Foreign borrowings through securities		10,272,209	7,375,573
Borrowings and onlending	4b and 10e	35,693,745	26,560,967
Borrowings		6,515,533	3,370,086
Onlending		29,178,212	23,190,881
Derivative financial instruments	4d and 7g	4,165,030	4,088,688
Technical provision for insurance, pension plan and capitalization	4m II and 11a	87,300,193	75,802,710
Other liabilities		73,618,351	67,180,687
Foreign exchange portfolio	9	6,794	629,586
Tax and social security contributions	4n, 4o and 14c	12,769,661	13,041,071
Subordinated debt	10f	50,046,294	43,912,152
Sundry	13c	10,795,602	9,597,878
Deferred income	4p	1,085,103	812,922
Minority interest in subsidiaries	16e	1,841,757	1,121,285
Stockholders' equity	16	78,259,627	78,978,511
Capital		60,000,000	45,000,000
Capital reserves		854,358	812,352
Revenue reserves		20,138,600	33,503,773
Asset valuation adjustment	4c, 4d and 7d	(815,451)	1,189,720
(Treasury shares)		(1,917,880)	(1,527,334)
Total liabilities and stockholders' equity		1,082,786,822	960,216,229

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	01/01 to 09/30/2013	01/01 to 09/30/2012
Income from financial operations		67,629,290	76,334,176
Loan, lease and other credit operations		43,313,370	45,900,362
Securities and derivative financial instruments		18,009,052	19,557,163
Financial income from insurance, pension plan and capitalization operations	11c	2,241,423	5,314,080
Foreign exchange operations		991,670	1,001,844
Compulsory deposits		3,073,775	4,560,727
Expenses of financial operations		(34,242,170)	(37,989,523)
Money market		(29,829,253)	(31,515,987)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(1,901,022)	(4,803,337)
Borrowings and onlending		(2,511,895)	(1,670,199)
Income from financial operations before loan and losses		33,387,120	38,344,653
Result of allowance for loan losses	8d I	(10,739,752)	(14,482,032)
Expenses for allowance for loan losses		(14,384,990)	(17,959,140)
Income from recovery of credits written off as loss		3,645,238	3,477,108
Gross income from financial operations		22,647,368	23,862,621
Other operating revenues (expenses)		(8,501,804)	(10,278,068)
Banking service fees	13d	12,228,791	10,767,367
Asset management		2,641,025	2,232,894
Current account services		544,602	453,188
Credit cards		5,535,078	4,748,607
Sureties and credits granted		1,278,990	1,165,739
Receipt services		1,060,583	1,051,608
Other		1,168,513	1,115,331
Income from bank charges	13e	5,275,810	4,348,110
Result from insurance, pension plan and capitalization operations	11c	2,649,825	2,121,522
Personnel expenses	13f	(11,236,674)	(10,286,591)
Other administrative expenses	13g	(10,749,334)	(10,549,893)
Tax expenses	4o and 14a II	(3,295,589)	(3,317,217)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	264,694	189,878
Other operating revenues	13h	240,989	193,633
Other operating expenses	13i	(3,880,316)	(3,744,877)
Operating income		14,145,564	13,584,553
Non-operating income		23,828	(285,951)
Income before taxes on income and profit sharing		14,169,392	13,298,602
Income tax and social contribution	4o and 14a I	(2,842,971)	(2,531,032)
Due on operations for the period		(6,648,155)	(6,769,073)
Related to temporary differences		3,805,184	4,238,041
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(181,748)	(122,972)
Minority interest in subsidiaries	16e	(94,735)	(542,453)
Net income		11,049,937	10,102,145
Weighted average of the number of outstanding shares	16a	4,968,122,233	4,969,731,087
Net income per share – R$		2.22	2.03
Book value per share - R$ (outstanding at 09/30)		15.79	15.89

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	105,587	438,832
Net income without nonrecurring effects		11,155,524	10,540,977
Net income per share – R$		2.25	2.12

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 09/30/2013	01/01 to 09/30/2012
Adjusted net income		21,053,196	27,687,716
Net income		11,049,937	10,102,145
Adjustments to net income:		10,003,259	17,585,571
Granted options recognized		165,422	151,500
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	268,713	(930,095)
Effects of changes in exchange rates on cash and cash equivalents		(1,482,945)	(1,246,762)
Allowance for loan losses		14,384,990	17,959,140
Interest and foreign exchange expense from operations with subordinated debt		3,093,938	3,310,483
Interest expense from operations with debentures		41,463	132,004
Financial expenses on technical provisions for pension plan and capitalization		1,901,022	4,803,337
Depreciation and amortization	15b	1,731,928	1,645,983
Adjustment to legal liabilities – tax and social security		(814,063)	634,853
Adjustment to provision for contingent liabilities		519,636	335,811
Deferred taxes		(3,805,184)	(4,238,041)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(264,694)	(189,878)
Interest and foreign exchange income from available-for-sale securities		(5,684,236)	(3,706,845)
Interest and foreign exchange income from held-to-maturity securities		(336,502)	(401,047)
(Gain) loss from sale of available-for-sale financial assets	7i	262,747	(879,625)
(Gain) loss from sale of investments		(60,430)	(235,252)
(Gain) loss from sale of foreclosed assets		(10,141)	(15,774)
(Gain) loss from sale of fixed assets		(2,416)	6,641
Minority interest		94,735	542,453
Other		(725)	(93,315)
Change in assets and liabilities		416,009	20,395,014
(Increase) decrease in assets		(35,431,267)	(46,859,056)
Interbank investments		(1,823,198)	(28,416,038)
Securities and derivative financial instruments (assets/liabilities)		(2,789,192)	(25,386,620)
Compulsory deposits with the Central Bank of Brazil		(3,300,048)	(643,477)
Interbank and interbranch accounts (assets/liabilities)		2,043,628	35,116,322
Loan, lease and other credit operations		(34,272,449)	(30,427,169)
Other receivables and other assets		2,716,401	743,097
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		1,993,591	2,154,829
(Decrease) increase in liabilities		35,847,276	67,254,070
Deposits		9,087,417	(10,717,067)
Deposits received under securities repurchase agreements		6,353,523	56,453,176
Funds for issuance of securities		(2,867,111)	3,909,068
Borrowings and onlending		14,175,873	251,718
Credit card operations (assets/liabilities)		(3,438,676)	(1,256,209)
Technical provision for insurance, pension plan and capitalization		3,135,945	8,329,215
Collection and payment of taxes and contributions		4,014,553	3,661,475
Other liabilities		5,454,869	6,645,983
Deferred income		(69,117)	(23,289)
Payment of income tax and social contribution		(5,055,257)	(5,611,052)
Net cash provided by (used in) operating activities		16,413,948	42,471,678
Interest on capital / dividends received from affiliated companies		79,154	15,577
Funds received from sale of available-for-sale securities		28,553,997	15,267,052
Funds received from redemption of held-to-maturity securities		360,937	342,820
Disposal of assets not for own use		88,295	71,676
Disposal of investments		208,428	386,866
Sale of fixed assets		41,863	214,731
Termination of intangible asset agreements		63,137	(643)
Purchase of available-for-sale securities		(22,219,754)	(26,975,859)
Purchase of held-to-maturity securities		(531,438)	(205)
Purchase of investments		(80,038)	(897,123)
Purchase of fixed assets	15b	(1,707,499)	(1,258,799)
Purchase of intangible assets	15b	(1,239,099)	(1,228,698)
Net cash provided by (used in) invesment activities		3,617,982	(14,062,605)
Increase in subordinated debt		-	16,579,927
Decrease in subordinated debt		(3,072,536)	(10,321,154)
Increase in debentures		-	1,500,000
Decrease in debentures		(1,610,296)	(54,251)
Change in minority interest	16e	362,893	348,314
Acquisition of minority interest in Redecard S.A.		-	(10,807,152)
Granting of stock options		147,440	197,888
Purchase of treasury shares		(662,215)	(99,045)
Dividends and interest on capital paid to minority interests		(9,532)	(682,058)
Dividends and interest on capital paid		(5,145,831)	(5,003,160)
Net cash provided by (used in) financing activities		(9,990,077)	(8,340,691)

Net increase (decrease) in cash and cash equivalents		10,041,853	20,068,382

Cash and cash equivalents at the beginning of the period		40,935,830	37,616,895
Effects of changes in exchange rates on cash and cash equivalents		1,482,945	1,246,762
Cash and cash equivalents at the end of the period	4a and 5	52,460,628	58,932,039

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 09/30/2013		01/01 to 09/30/2012
Income		77,308,781		78,996,825
Financial operations		67,629,290		76,334,176
Banking services		17,504,601		15,115,477
Result from insurance, pension plan and capitalization operations		2,649,825		2,121,522
Result of loan losses	8d	(10,739,752)		(14,482,032)
Other		264,817		(92,318)
Expenses		(38,122,486)		(41,734,400)
Financial operations		(34,242,170)		(37,989,523)
Other		(3,880,316)		(3,744,877)
Inputs purchased from third parties		(8,570,618)		(8,614,088)
Materials, energy and others	13g	(262,531)		(298,436)
Third-party services	13g	(2,427,884)		(2,423,464)
Other		(5,880,203)		(5,892,188)
Data processing and telecommunications	13g	(2,661,544)		(2,625,572)
Advertising, promotions and publication	13g	(729,413)		(674,094)
Installations		(883,292)		(955,478)
Transportation	13g	(339,510)		(376,322)
Security	13g	(408,427)		(384,744)
Travel expenses	13g	(139,939)		(139,182)
Other		(718,078)		(736,796)
Gross added value		30,615,677		28,648,337
Depreciation and amortization	13g	(1,388,241)		(1,217,863)
Net added value produced by the company		29,227,436		27,430,474
Added value received from transfer	15a lll	264,694		189,878
Total added value to be distributed		29,492,130		27,620,352
Distribution of added value		29,492,130		27,620,352
Personnel		10,198,758	34.6%	9,206,415	33.3%
Compensation		8,138,992	27.6%	7,544,363	27.3%
Benefits		1,575,454	5.3%	1,126,465	4.1%
FGTS – government severance pay fund		484,312	1.6%	535,587	1.9%
Taxes, fees and contributions		7,358,224	24.9%	7,051,397	25.5%
Federal		6,695,043	22.7%	6,499,197	23.5%
State		9,997	0.0%	18,290	0.1%
Municipal		653,184	2.2%	533,910	1.9%
Return on third parties’ assets - Rent		790,475	2.7%	717,942	2.6%
Return on own assets		11,144,672	37.8%	10,644,598	38.5%
Dividends and interest on capital		2,137,760	7.2%	2,201,800	8.0%
Retained earnings (loss) for the period		8,912,177	30.2%	7,900,345	28.6%
Minority interest in retained earnings		94,735	0.3%	542,453	2.0%

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	09/30/2013	09/30/2012

Current assets		12,215,047	25,146,990
Cash and cash equivalents		45,720	15,773
Interbank investments	4b and 6	184,405	24,007,541
Money market		68,892	134,362
Interbank deposits		115,513	23,873,179
Securities and derivative financial instruments	4c, 4d and 7	11,358,780	23,455
Own portfolio		11,358,780	23,455
Other receivables		621,165	1,096,828
Income receivable	15a I	-	24,736
Sundry	13a	621,165	1,072,092
Other assets – prepaid expenses	4g	4,977	3,393
Long-term receivables		39,086,112	21,226,554
Interbank invesments – interbank deposits	4b and 6	38,338,051	14,571,634
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	-	6,462,126
Own portfolio		-	6,462,126
Other receivables - sundry	13a	748,061	192,794
Permanent assets		56,004,913	57,202,675
Investments		56,004,791	57,202,478
Investments in subsidiaries	4h and 15a I	56,004,791	57,202,478
Real estate in use	4i	122	197
Total assets		107,306,072	103,576,219
Liabilities
Current liabilities		840,582	5,974,293
Deposits - interbank deposits	4b and 10b	104,110	5,154,518
Funds from acceptance and issuance of securities	4b and 10d	18,667	18,667
Other liabilities		717,805	801,108
Social and statutory	16b II	286,569	518,960
Tax and social security contributions	4n, 4o and 14c	151,120	85,773
Subordinated debt	10f	247,740	150,988
Sundry		32,376	45,387
Long-term liabilities		19,130,706	13,441,549
Funds from acceptance and issuance of securities	4b and 10d	500,000	500,000
Other liabilities		18,630,706	12,941,549
Tax and social security contributions	4n, 4o and 14c	1,297,293	945,131
Subordinated debt	10f	17,315,721	11,979,856
Sundry		17,692	16,562
Stockholders' equity	16	87,334,784	84,160,377
Capital		60,000,000	45,000,000
Capital reserves		854,358	812,352
Revenue reserves		29,213,757	38,685,639
Asset valuation adjustment	4c, 4d and 7d	(815,451)	1,189,720
(Treasury shares)		(1,917,880)	(1,527,334)
Total liabilities and stockholders' equity		107,306,072	103,576,219

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	Note	01/01 to 09/30/2013	01/01 to 09/30/2012
Income from financial operations		2,524,558	2,350,694
Securities and derivative financial instruments		2,524,558	2,350,694
Expenses of financial operations		(750,676)	(747,201)
Money market		(750,676)	(747,201)
Gross income from financial operations		1,773,882	1,603,493
Other operating revenues (expenses)		5,719,218	5,836,411
Personnel expenses		(175,727)	(153,606)
Other administrative expenses		(26,703)	(30,420)
Tax expenses	14a II	(171,431)	(162,726)
Equity in earnings of subsidiaries	15a I	6,133,477	6,233,593
Other operating revenues (expenses)		(40,398)	(50,430)
Operating income		7,493,100	7,439,904
Non-operating income		18,857	18,383
Income before taxes on income and profit sharing		7,511,957	7,458,287
Income tax and social contribution	4p	551,962	791,970
Due on operations for the period		(62,566)	52,052
Related to temporary differences		614,528	739,918
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(10,679)	(2,065)
Net income		8,053,240	8,248,192
Weighted average of the number of outstanding shares	16a	4,968,122,233	4,969,731,087
Net income per share – R$		1.62	1.66
Book value per share - R$ (outstanding at 09/30)		17.62	16.93

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	105,587	438,832
Net income without nonrecurring effects		8,158,827	8,687,024
Net income per share – R$		1.64	1.75

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2012	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
Purchase of treasury shares	-	-	-	-	-	(99,045)	(99,045)
Granting of stock options	-	(102,561)	65,176	-	-	235,273	197,888
Granting of options recognized	-	151,500	-	-	-	-	151,500
Addition to interest on capital paid on 03/13/2012 - year 2011	-	-	(1,450)	-	-	-	(1,450)
Payment of interest on capital on 03/13/2012 – declared after 12/31/2011	-	-	(1,846,923)	-	-	-	(1,846,923)
Asset valuation adjustment:
Change in adjustment to market value	-	-	-	1,328,862	-	-	1,328,862
Net income	-	-	-	-	8,248,192	-	8,248,192
Appropriations:
Legal reserve	-	-	412,410	-	(412,410)	-	-
Statutory reserves	-	-	5,633,982	-	(5,633,982)	-	-
Dividends and interest on capital	-	-	-	-	(2,201,800)	-	(2,201,800)
Balance at 09/30/2012	45,000,000	812,352	38,685,639	1,189,720	-	(1,527,334)	84,160,377
Changes in the period	-	48,939	4,263,195	1,328,862	-	136,228	5,777,224
Balance at 01/01/2013	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
Reserve Capitalization - ESM 04/19/2013	15,000,000	-	(15,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(662,215)	(662,215)
Granting of stock options	-	(154,758)	34,363	-	-	267,835	147,440
Granting of options recognized	-	165,422	-	-	-	-	165,422
Addition to interest on capital paid on 03/14/2013 - year 2012	-	-	(1,977)	-	-	-	(1,977)
Payment of interest on capital on 03/14/2013 – declared after 12/31/2012 - R$ 0,3824 per share	-	-	(1,727,604)	-	-	-	(1,727,604)
Asset valuation adjustment:
Change in adjustment to market value	-	-	-	(2,336,840)	-	-	(2,336,840)
Actuarial gain/loss in liabilities of post-employment benefits	-	-	-	14,500	-	-	14,500
Net income	-	-	-	-	8,053,240	-	8,053,240
Appropriations:
Legal reserve	-	-	402,662	-	(402,662)	-	-
Statutory reserves	-	-	5,512,818	-	(5,512,818)	-	-
Dividends and interest on capital	-	-	-	-	(2,137,760)	-	(2,137,760)
Balance at 09/30/2013	60,000,000	854,358	29,213,757	(815,451)	-	(1,917,880)	87,334,784
Changes in the period	15,000,000	10,664	(10,779,738)	(2,322,340)	-	(394,380)	1,514,206

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 09/30/2013	01/01 to 09/30/2012
Adjusted net income		3,750,454	2,293,992
Net income		8,053,240	8,248,192
Adjustments to net income:		(4,302,786)	(5,954,200)
Granting of options recognized		165,422	151,500
Interest and foreign exchange expense from operations with subordinated debt		2,243,647	826,593
Deferred taxes		(614,528)	(739,918)
Equity in earnings of subsidiaries	15a I	(6,133,477)	(6,233,593)
Amortization of goodwill		43,308	43,308
Effects of changes in exchange rates on cash and cash equivalents		(7,225)	(2,147)
Other		67	57
Change in assets and liabilities		612,480	567,551
(Increase) decrease in other receivables and other assets		44,898	137,208
(Decrease) increase in other liabilities		567,582	430,343
Net cash provided by (used in) operating activities		4,362,934	2,861,543
Interest on capital / dividends received		8,166,995	8,762,626
(Increase) decrease in interbank investments		(5,049,564)	(6,802,463)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		(944,075)	(6,471,950)
(Purchase) sale of investments		(259,985)	(201,451)
(Purchase) sale of fixed assets		10	(11)
Net cash provided by (used in) investment activities		1,913,381	(4,713,249)
Increase (decrease) in deposits		104,110	322,074
Increase in subordinated debt		-	6,447,155
Decrease in subordinated debt		(767,071)	(340,352)
(Increase) decrease in funds for issuance of securities		13,125	13,125
Granting of stock options		147,440	197,888
Purchase of treasury shares		(662,215)	(99,045)
Dividends and interest on capital paid		(5,145,831)	(5,003,160)
Net cash provided by (used in) financing activities		(6,310,442)	1,537,685

Net increase (decrease) in cash and cash equivalents		(34,127)	(314,021)

Cash and cash equivalents at the beginning of the period		141,514	462,009
Effects of changes in exchange rates on cash and cash equivalents		7,225	2,147
Cash and cash equivalents at the end of the period	4a and 5	114,612	150,135

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 09/30/2013	01/01 to 09/30/2012
Income		3,116,406	3,111,025
Financial operations		2,524,558	2,350,694
Other		591,848	760,331
Expenses		(750,676)	(747,201)
Financial operations		(750,676)	(747,201)
Inputs purchased from third parties		(26,344)	(30,083)
Third-party services		(11,407)	(12,924)
Advertising, promotions and publication		(1,248)	(1,726)
Expenses for financial system services		(3,196)	(3,175)
Insurance		(2,639)	(3,314)
Other		(7,854)	(8,944)
Gross added value		2,339,386	2,333,741
Deprecitation and amortization		(67)	(57)
Net added value produced by the company		2,339,319	2,333,684
Added value received from transfer	15a I	6,133,477	6,233,593
Total added value to be distributed		8,472,796	8,567,277
Distribution of added value		8,472,796	8,567,277
Personnel		183,759	152,617
Compensation		182,279	150,643
Benefits		1,136	1,549
FGTS – government severance pay fund		344	425
Taxes, fees and contributions		235,506	166,188
Federal		235,468	166,172
Municipal		38	16
Return on third parties’ assets - rent		291	280
Return on own assets		8,053,240	8,248,192
Dividends and interest on capital		2,137,760	2,201,800
Retained earnings (loss) for the period		5,915,480	6,046,392

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

From January 1 to September 30, 2013 and 2012

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and in the record of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

				Interest in voting capital at		Interest in total capital at
		Incorporation country	Activity	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Veículos S.A.	(1)	Brazil	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Investcred Unibanco S.A.	(2)	Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Itaú BBA International S.A.	(3)	Portugal	Financial institution	0.00%	99.99%	0.00%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(4) (Note 2c)	Brazil	Financial institution	70.00%	100.00%	70.00%	100.00%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.	(5)	Brazil	Financial institution	0.00%	100.00%	0.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
BIU Participações S.A.	(6)	Brazil	Holding company	0.00%	66.15%	0.00%	66.15%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	99.99%	100.00%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	(7)	Brazil	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(2)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(8)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	99.99%	99.99%	99.99%	99.99%
Itaú BBA International PLC		United Kingdom	Financial institution	99.99%	99.99%	99.99%	99.99%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	100.00%	99.99%	99.98%	99.98%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset Management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arabe Emirates	Advisory	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(9) (Note 2c)	Brazil	Consumer Finance Credit	100.00%	50.00%	100.00%	50.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.		Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(2)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Brazil	Acquirer	100.00%	94.45%	100.00%	94.45%
Tarjetas Unisoluciones S. A. de Capital Variable		Mexico	Credit Card administrator	100.00%	100.00%	100.00%	100.00%
Unibanco Participações Societárias S.A.	(10)	Brazil	Holding company	0.00%	99.95%	0.00%	99.99%

(1) New company name of Banco Fiat S.A.

(2) Joint ventures previously proportionately consolidated, became fully consolidated as of 01/01/2013.

(3) Company merged in 02/01/2013 by Itaú BBA International Limited.

(4) New company name of Banco Banerj S.A..

(5) Company merged in 07/31/2013 by Itaú Unibanco S.A.

(6) Company merged on 11/30/2012 proportinately by its shareholders Itaú Unibanco S.A. and Dibens Leasing S.A. - Arrendamento Mercantil.

(7)New company name of Fiat Administradora de Consórcios Ltda.

(8) Does not include Redeemable Preferred Shares (Note 10f).

(9) New company name of FAI - Financeira Americana Itaú S.A. - Crédito, Financiamento e Investimento.

(10) Company merged in 10/31/2012 by Unibanco Negócios Imobiliários Ltda. controlled by Dibens Leasing S.A. - Arrendamento Mercantil.

c)	Business development

BSF Holding S.A. (“Banco Carrefour”)

On April 23, 2012 the Central Bank of Brazil approved the Agreement for Purchase and Sale of Sharer entered into on April 14, 2011 by ITAÚ UNIBANCO HOLDING and Carrefour Comércio e Indústria Ltda (“Carrefour Brasil”) in order to acquire 49% of BSF Holding S.A. (“Banco Carrefour”), for the amount of R$ 816,255 million, giving rise to a goodwill of R$ 580,301, through the transfer of shares on May 31, 2012.

FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING S.A. informed that it would terminate its partnership with Lojas Americanas S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING S.A. and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING S.A. and LASA entered into, on this date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING S.A. the total interest it held in the capital of FAI for the amount of R$ 95 million; and (ii) to acquire the operating rights held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction was subject to approval of the Central Bank of Brazil, which was obtained on December 27, 2012.

As a result of this transaction, FAI is no longer an entity controlled jointly by ITAÚ UNIBANCO HOLDING S.A. and LASA, becoming a whole-owned subsidiary of ITAÚ UNIBANCO HOLDING S.A.. At December 31, 2012 the balance of FAI’s balance sheet accounts were fully consolidated; the net income for 2012, however, was partially consolidated.

Redecard

On September 24, 2012, ITAÚ UNIBANCO HOLDING S.A. completed the auction of the Tender Public Offer (OPA) to cancel Redecard’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction and acquisition private, ITAÚ UNIBANCO HOLDING S.A. purchased, up to September 30, 2012, through its subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by Redecard, representing 44.4% of its capital, and as of now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469,234 (including charges and brokerage).

With the purpose of completing the purchase of the remaining minority interest, ITAÚ UNIBANCO HOLDING acquired, by way of its subsidiary Banestado Participações, Administração e Serviços Ltda., 36,423,856 common shares (24,207,582 in October 2012; 9,893,659 in November 2012; and 2,322,615 in December 2012) for the amount, offered at the OPA of September 24, 2012, of R$ 35.00, plus SELIC variation for the period, redeemed 999,884 common shares and canceled 72,372 treasury shares, thus increasing its interest in the capital, from 94.4% to 100.0%, totaling the amount of R$ 1,282,959 (including fees and brokerage).

On October 18, 2012, the Securities and Exchange Commission (CVM) cancelled Redecard’s register as a publicly-held company.

Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders should be recognized directly in consolidated stockholders' equity - caption Revenue Reserve.

Association agreement with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Citicard S.A. and Citifinancial Promotora de Negócios e Cobranças Ltda., for the amount of R$ 2,767 million, including “Credicard” brand.

Banco Credicard and Citifinancial are those entities responsible for the supply and distribution of financial products and services under “Credicard” brand, principally personal loans and credit cards. The operation has a credit portfolio (gross amount) worth R$ 7.3 billion (as of the baseline date of December 31, 2012) and with a credit card base of 4.8 million.

The conclusion of this operation and the effective payment shall be contingent on the approval of the appropriate regulators and will not result in significant impacts on consolidated financial statements.

Cencosud S.A.

On June 17, 2013, Itaú Unibanco Holding, signed a Memorandum of Understanding with Cencosud S.A. (“Cencosud”), a Chilean retail chain, whereby the parties have agreed to a strategic alliance, to be implemented, for a period of 15 years.

The purpose of the association will be to offer financial services and products to the consumer through Cenconsud’s retail business in Chile and Argentina, more particularly services and products related to credit card issue and operations (“Transaction”). The association’s activities will be carried out of specific purpose entities in Chile and Argentina, whose equity stock will be held by Itaú Unibanco and Cencosud, at 51% and 49% respectively. At present, Cencosud’s credit portfolio in Chile and Argentina associated with consumer credit activities amount to approximately US$ 1.3 billion.

In the light of the Transaction, Itaú Unibanco will pay the amount of approximately US$ 307 million to Cencosud. The Transaction is not expected to have any significant accounting impact on the results of Itaú Unibanco Holding, which will consolidate the association in its financial statements.

The implementation of the Transaction is contingent on compliance with certain conditions precedent including the approval of the appropriate regulatory authorities.

BMG Seguradora S.A.

On June 25, 2013, Itaú Unibanco Holding, whereby Banco Itaú BMG Consignado S.A. (“JV”), which is a entity indirectly controlled by Itaú Unibanco signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby JV agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A..

Following the fulfillment of certain conditions precedent, including the approval of this transaction by the appropriate regulatory authorities, the JV will acquire such shares through one of its controlled entities and pay approximately R$ 85 million to Sellers. BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora will execute exclusivity agreements with Banco BMG S.A and the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by such financial institutions.

Such acquisition is not expected to have any significant accounting impact on the results of Itaú Unibanco Holding, which will consolidate the transaction in its financial statements.

Citibank N.A. Uruguay Branch

On June 28, 2013, Itau Unibanco Holding, whereby its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed hereof a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As result of this transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which is represented in 2012 slightly more than 6% of the Uruguayan market share.

The amount involved in the transaction is not material for Itaú Unibanco Holding and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction is subject to this fulfillment of certain conditions precedent, including the approval by competent regulatory authorities.

Partnership with Fiat

On August 20, 2013, ITAU UNIBANCO HOLDING informed that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by Fiat car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

This operation is not expected to have significant effects on the results of ITAU UNIBANCO HOLDING.

Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

The main indicators at September 30, 2013, according to present regulation, are as follows:

	Financial	Economic-financial
	conglomerate (1)	consolidated (2)
Referential equity (3)	122,937,961	115,991,201
Basel ratio	18.0%	17.5%
Tier I	12.5%	11.8%
Tier II	5.5%	5.7%
Fixed assets ratio (4)	49.8%	14.5%
Excess capital in relation to fixed assets	219,169	41,200,919

(1)	Consolidated financial statements including financial companies only;
(2)	Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000;
(3)	The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments;
(4)	The difference between the fixed asset ratio of the financial conglomerate and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic-financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (17.5%, based on Economic-financial consolidated) to be adequate, taking into account the following:

a)	It exceeds by 6.5 percent the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18) and the additional provision (exceeding the minimum required) (Note 8c) the ratio would increase to 18.4%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 and Circular No 3,644, of March 04, 2013 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, 3,498, of June 28, 2010 and 3,568, of December 21, 2011, and Circular Letters Nos. 3,310, of April 15, 2008 and 3,498, of April 08, 2011 for market risk, and Circulars Nos. 3,383, of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,608, of August 17, 2012, changes the procedures for calculating the portion of Required Referential Equity (PRE) related to the foreign currency risk (Pcam), mentioned in Circular No. 3,568.

Up to December 31, 2013, in the event these exposures are equal to or lower than 2.0% of the PR, the Pcam value will be equal to zero. Should the new rules already be applicable, the ratios would be reduced by about 0.2%.

The referential equity used for calculation of ratios and composition of risk exposures at September 30, 2013, are as follows:

	Financial conglomerate		Economic-financial consolidated
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	78,259,627		78,259,627
Minority interest in subsidiaries	1,761,793		1,260,999
Corporate reorganizations	6,445,478		-
Consolidated stockholders’ equity (BACEN)	86,466,898		79,520,626
Deferred tax assets excluded from Tier I	(584,390)		(584,944)
Deferred permanent assets excluded from Tier I	(177,014)		(176,934)
Adjustments to market value – securities and derivative financial instruments excluded from Tier I	829,951		829,951
Preferred shares with clause of redemption excluded from Tier I	(876,589)		(876,603)
Tier I	85,658,856		78,712,096
Subordinated debt	38,425,361		38,425,361
Preferred shares with clause of redemption	175,318		175,318
Adjustments to market value -securities and derivative financial instruments	(829,951)		(829,951)
Tier II	37,770,728		37,770,728
Tier I + Tier II	123,429,584		116,482,824
Exclusions:
Funding instruments issued by financial institutions	(491,623)		(491,623)
Referential equity	122,937,961		115,991,201
Risk exposure:
Exposure weighted by credit risk (EPR)	621,386,227		594,723,309
Portion required for credit risk coverage (PEPR)	68,352,485	91.2%	65,419,564	89.9%
a) Per weighting factor (FPR):
FPR at 20%	617,134	0.8%	1,170,225	1.6%
FPR at 35%	691,116	0.9%	691,116	0.9%
FPR at 50%	3,728,993	5.0%	4,396,685	6.0%
FPR at 75%	24,190,210	32.3%	23,840,672	32.7%
FPR at 100%	34,049,894	45.4%	30,113,203	41.4%
FPR at 150%	2,287,512	3.1%	2,282,126	3.1%
FPR at 300%	2,185,577	2.9%	2,323,488	3.2%
Derivatives – potential future gain	602,049	0.8%	602,049	0.8%
b) Per type:
Securities	3,858,890	5.1%	3,894,547	5.3%
Loan operations - retail	10,180,638	13.6%	9,928,892	13.6%
Loan operations – non-retail	24,247,148	32.3%	24,247,559	33.3%
Joint obligations - retail	31,447	0.0%	31,447	0.0%
Joint obligations – non-retail	6,175,833	8.2%	6,171,165	8.5%
Loan commitments - retail	2,740,626	3.7%	2,641,962	3.6%
Loan commitments – non-retail	1,807,135	2.4%	1,807,524	2.5%
Other exposures	19,310,768	25.8%	16,696,468	22.9%
Portion required for operational risk coverage (POPR)	4,053,186	5.4%	4,869,743	6.7%
Retail	704,308	0.9%	704,308	1.0%
Commercial	1,260,066	1.7%	1,260,066	1.7%
Corporate finance	113,908	0.2%	113,908	0.2%
Negotiation and sales	1,283,127	1.7%	1,283,127	1.8%
Payments and settlements	299,597	0.4%	299,597	0.4%
Financial agent services	175,453	0.2%	175,453	0.2%
Asset management	211,832	0.3%	211,832	0.3%
Retail brokerage	4,895	0.0%	4,895	0.0%
Business plans	-	0.0%	-	0.0%
Conef additional	-	0.0%	816,557	1.1%
Portion required for market risk coverage:	2,565,194	3.4%	2,510,685	3.4%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	2,152,828	2.9%	2,098,319	2.9%
Fixed rate denominated in Real (PJUR1)	369,726	0.5%	385,985	0.5%
Foreign currency coupon (PJUR2)	1,006,068	1.3%	935,300	1.3%
Price index coupon (PJUR3)	714,997	1.0%	714,997	1.0%
Interest rate coupon (PJUR 4)	62,037	0.1%	62,037	0.1%
Operations subject to commodity price variation (PCOM)	195,207	0.3%	195,207	0.3%
Operations subject to stock price variation (PACS)	217,159	0.3%	217,159	0.3%
Required referential equity	74,970,865	100.0%	72,799,992	100.0%
Excess capital in relation to required referential equity	47,967,096	64.0%	43,191,209	59.3%
Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	681,553,319		661,818,113
Ratio (%)	18.0		17.5
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	2,527,139		2,815,347

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2012	119,945,380	661,796,536	18.1%	109,420,835	654,872,105	16.7%
Net income for the period	9,747,282	-	1.5%	11,054,802	-	1.7%
Interest on capital and dividends	(3,867,341)	-	-0.6%	(3,867,341)	-	-0.6%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	14,500	-	0.0%	14,500	-	0.0%
Granting of options recognized	165,422	-	0.0%	165,422	-	0.0%
Corporate reorganizations	-	-	0.0%	(470,886)	-	-0.1%
Granting of stock options – exercised options in the period	147,440	-	0.0%	147,440	-	0.0%
Asset valuation adjustment	(2,336,840)	-	-0.4%	(2,336,840)	-	-0.4%
Treasury Shares	(662,215)	-	-0.1%	(662,215)	-	-0.1%
Subordinated debt and redeemable preferred shares	(546,708)	-	-0.1%	2,274,270	-	0.4%
Deferred assets excluded from Tier I of referential equity	(37,545)	(37,545)	0.0%	(37,798)	(37,798)	0.0%
Other changes in referential equity	368,586	-	0.1%	289,012	-	0.0%
Changes in risk exposure	-	19,794,328	-0.5%	-	6,983,806	-0.2%
Ratio at 09/30/2013	122,937,961	681,553,319	18.0%	115,991,201	661,818,113	17.5%

b) Capital for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 rules No. 280 (revoked Resolution No. 411 of December 22, 2010), No. 282 (revoked Resolution No. 227 of December 06, 2010), No. 283 and No. 284. These rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Resolution No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies.

Note 4 – Summary of the main accounting practices

a)   Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

e)  Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)   Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h) Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9532/97, to be amortized based on the period defined in appraisal reports; (ii) rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and (iii) soft ware and customer portfolios, amortized over a term varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013.

II -	The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – it is recognized for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims - it is recognized for the coverage of expected unsettled amounts related to single payments and income overdue, of claims reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported (IBNR) – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - it is recognized until the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Mathematical provisions for granted benefits - it is recognized after the event that triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Provision for financial surplus – recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement.

•	Other technical provisions – recognized when insufficiency of premiums or contributions are identified related to payments of claims and benefits.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses with claims and benefits.

II.II -	Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprises the portion of the amounts collected for capitalization. It includes monetary restatement and interest, as from the beginning of the validity date.

•	Provision for redemption – recognized as from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of the financial settlement or the date the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each certificate, which raffles have been cost, but that, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized as from the date the raffle is drawn until the date of the financial settlement or the date the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the Provision for Raffles to be Drawn, and is used for coverage of possible insufficient amounts related to the expected amount of raffles to be drawn.

•	Provision for administrative - recognized for the coverage of expected amounts related to administrative expenses with capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%
(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15.00%. For non-financial and pension plan subsidiaries, the rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in Other Comprehensive Income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial sentence. Such benefits are also accounted for in accordance with CVM Resolution No. 695 of 12/31/2012, in a manner similar to defined benefit plans.

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	09/30/2013	09/30/2012
Cash and cash equivalents	14,466,493	13,103,962
Interbank deposits	12,407,063	7,133,667
Securities purchased under agreements to resell – Funded position	25,587,072	38,694,410
Total	52,460,628	58,932,039

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	09/30/2013	09/30/2012
Cash and cash equivalents	45,720	15,773
Securities purchased under agreements to resell – Funded position	68,892	134,362
Total	114,612	150,135

Note 6 - Interbank investments

	09/30/2013						09/30/2012
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	89,720,337	74,860,468	4,999,997	387	169,581,189	87.8	142,631,770	87.3
Funded position (*)	28,250,334	5,187,898	1,892,769	387	35,331,388	18.3	59,375,019	36.3
Financed position	61,470,003	42,061,869	-	-	103,531,872	53.6	66,487,167	40.7
With free movement	10,963,703	42,061,869	-	-	53,025,572	27.5	4,799,734	2.9
Without free movement	50,506,300	-	-	-	50,506,300	26.1	61,687,433	37.8
Short position	-	27,610,701	3,107,228	-	30,717,929	15.9	16,769,584	10.3
Money market – Assets Guaranteeing Technical Provisions - SUSEP	3,107,401	-	-	-	3,107,401	1.6	2,550,201	1.6
Interbank deposits	12,567,088	1,875,691	5,327,878	804,064	20,574,721	10.6	18,160,320	11.1
Total	105,394,826	76,736,159	10,327,875	804,451	193,263,311		163,342,291
% per maturity term	54.6	39.7	5.3	0.4
Total – 09/30/2012	120,713,331	36,520,186	5,661,556	447,218	163,342,291
% per maturity term	73.8	22.4	3.5	0.3

(*)	Includes R$ 3,916,589 (R$ 10,143,039 at 09/30/2012) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 68,892 (R$ 134,362 at 09/30/2012) and Interbank deposits with maturity of 31 to 180 days amounting to R$ 115,364 (R$ 23.703.002 at 09/30/2012), of 181 to 365 days amounting to R$ 149 (R$ 170,177 at 09/30/2012) and over 365 days amounting to R$ 38.338,051 (R$ 14,571,634 at 09/30/2012).

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	09/30/2013											09/30/2012
		Provision for adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 -365	366 -720	Over 720 days	Market value
Government securities - domestic	122,621,802	(800,481)	(1,602,070)	120,219,251	44.2	614,156	8,054	7,901,874	24,419,998	32,067,478	55,207,691	101,716,979
Financial treasury bills	28,065,660	4,090	223	28,069,973	10.3	-	-	4,030,217	5,009,615	14,407,213	4,622,928	29,421,923
National treasury bills	31,754,507	(301,610)	(114,535)	31,338,362	11.5	609,015	-	1,563,182	13,707,595	11,924,363	3,534,207	22,065,082
National treasury notes	41,473,726	(524,359)	(517,038)	40,432,329	14.9	5,134	6,832	2,101,047	5,544,941	4,497,972	28,276,403	33,309,375
National treasury/securitization	283,391	(4)	(3,838)	279,549	0.1	7	1,222	90	1,721	2,804	273,705	319,402
Brazilian external debt bonds	21,044,518	21,402	(966,882)	20,099,038	7.4	-	-	207,338	156,126	1,235,126	18,500,448	16,600,702
Other	-	-	-	-	0.0	-	-	-	-	-	-	495
Government securities - abroad	9,265,891	(628)	(77,276)	9,187,987	3.4	61,398	1,331,459	1,991,495	225,764	4,158,705	1,419,166	7,877,347
Argentina	96,625	(2,079)	-	94,546	0.0	55	-	72,535	6	9,800	12,150	140,896
Denmark	2,979,908	-	-	2,979,908	1.1	-	832,425	1,125,747	-	1,021,736	-	1,721,478
Korea	2,455,010	-	-	2,455,010	0.9	-	-	-	-	2,455,010	-	1,672,080
Chile	937,487	(37)	1,431	938,881	0.4	41,306	337,441	508,242	22,897	19,411	9,584	1,941,527
Paraguay	596,167	-	(51,072)	545,095	0.2	10,474	141,628	104,487	73,807	101,694	113,005	287,305
Uruguay	471,707	(827)	(20,023)	450,857	0.2	9,563	14,149	87,890	111,698	152,390	75,167	360,526
United States	803,032	7,675	(6,787)	803,920	0.3	-	-	92,592	17,356	333,935	360,037	827,819
Mexico	263,110	(4,075)	-	259,035	0.1	-	-	2	-	-	259,033	618,430
Colombia	294,481	84	-	294,565	0.1	-	5,816	-	-	-	288,749	170,454
Belgium	186,135	(1,437)	415	185,113	0.1	-	-	-	-	49,082	136,031	68,138
France	83,901	-	415	84,316	0.0	-	-	-	-	15,620	68,696	27,028
Netherlands	58,452	-	(356)	58,096	0.0	-	-	-	-	-	58,096	-
Germany	31,091	-	(1,045)	30,046	0.0	-	-	-	-	-	30,046	-
Other	8,785	68	(254)	8,599	0.0	-	-	-	-	27	8,572	41,666
Corporate securities	50,751,273	8,527	300,473	51,060,273	18.7	5,500,646	1,065,477	1,821,349	6,807,305	10,145,598	25,719,898	44,060,481
Eurobonds and others	5,399,206	(12,473)	103,477	5,490,210	2.0	81,059	86,438	71,427	304,995	1,229,108	3,717,183	6,987,398
Bank deposit certificates	1,800,231	-	(1,173)	1,799,058	0.7	401,707	242,623	418,913	722,893	4,311	8,611	809,011
Shares	3,131,056	(11,095)	17,997	3,137,958	1.2	3,137,958	-	-	-	-	-	3,185,439
Debentures	15,827,659	6,309	299,655	16,133,623	6.0	92,843	228,670	462,814	1,183,505	519,456	13,646,335	11,973,995
Promissory notes	1,192,351	-	(6,522)	1,185,829	0.4	106,906	349,368	309,268	399,639	-	20,648	1,681,019
Rural product note	655,923	-	(18,503)	637,420	0.2	95,791	32,510	78,162	103,504	36,749	290,704	797,143
Fund quotas	1,138,236	25,208	6,143	1,169,587	0.4	1,165,316	-	-	-	4,271	-	2,492,036
Fixed income	684,518	(5,754)	(8)	678,756	0.2	674,485	-	-	-	4,271	-	1,127,444
Credit rights	253,089	-	-	253,089	0.1	253,089	-	-	-	-	-	1,123,205
Variable income	200,629	30,962	6,151	237,742	0.1	237,742	-	-	-	-	-	241,387
Securitized real estate loans	8,917,896	576	(92,590)	8,825,882	3.2	49,686	61,799	122,984	667,524	792,407	7,131,482	8,694,601
Financial bills	12,041,778	(3)	(2,877)	12,038,898	4.4	369,380	64,069	352,514	3,425,245	7,335,999	491,691	7,189,461
Other	646,937	5	(5,134)	641,808	0.2	-	-	5,267	-	223,297	413,244	250,378
PGBL/VGBL fund quotas (1)	79,779,392	-	-	79,779,392	29.3	79,779,392	-	-	-	-	-	69,856,629
Subtotal - securities	262,418,358	(792,582)	(1,378,873)	260,246,903	95.6	85,955,592	2,404,990	11,714,718	31,453,067	46,371,781	82,346,755	223,511,436
Trading securities	173,532,047	(792,582)	-	172,739,465	63.4	83,712,903	187,524	7,726,017	16,683,017	35,488,031	28,941,973	156,835,230
Available-for-sale securities	85,177,062	-	(1,378,873)	83,798,189	30.9	2,190,581	2,217,466	3,988,701	14,770,050	10,823,913	49,807,478	63,512,801
Held-to-maturity securities (2)	3,709,249	-	-	3,709,249	1.3	52,108	-	-	-	59,837	3,597,304	3,163,405
Derivative financial instruments	9,928,381	1,921,851	12,750	11,862,982	4.4	2,311,542	1,855,240	1,442,600	1,531,028	2,137,638	2,584,934	11,044,954
Total securities and derivative financial instruments (assets)	272,346,739	1,129,269	(1,366,123)	272,109,885	100.0	88,267,134	4,260,230	13,157,318	32,984,095	48,509,419	84,931,689	234,556,390

Derivative financial instruments (liabilities)	(7,716,578)	(1,488,602)	-	(9,205,180)	100.0	(1,725,183)	(687,579)	(1,009,832)	(1,617,556)	(1,292,974)	(2,872,056)	(9,125,386)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded positive adjustment to market value in the amount of R$ 742,646 (R$ 1,192,772 at 09/30/2012), according to Note 7e.

b) Summary by portfolio

	09/30/2013
		Restricted to
	Own portfolio	Repurchase agreements	Pledged guarantees (*)	Free portfolio	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	54,996,915	41,130,968	5,632,720	12	12,983,586	-	5,475,050	120,219,251
Financial treasury bills	9,105,541	3,368,932	2,117,459	12	12,932,968	-	545,061	28,069,973
National treasury bills	19,373,336	8,612,917	3,301,491	-	50,618	-	-	31,338,362
National treasury notes	17,374,300	17,914,270	213,770	-	-	-	4,929,989	40,432,329
National treasury/securitization	279,549	-	-	-	-	-	-	279,549
Brazilian external debt bonds	8,864,189	11,234,849	-	-	-	-	-	20,099,038
Government securities - abroad	7,450,874	99,314	1,565,304	46,662	-	-	25,833	9,187,987
Argentina	14,160	69,619	10,767	-	-	-	-	94,546
Denmark	1,540,975	-	1,438,933	-	-	-	-	2,979,908
Korea	2,455,010	-	-	-	-	-	-	2,455,010
Chile	880,075	29,695	3,278	-	-	-	25,833	938,881
Paraguay	545,095	-	-	-	-	-	-	545,095
Uruguay	448,479	-	2,378	-	-	-	-	450,857
United States	693,972	-	109,948	-	-	-	-	803,920
Mexico	259,035	-	-	-	-	-	-	259,035
Colombia	247,903	-	-	46,662	-	-	-	294,565
Belgium	185,113	-	-	-	-	-	-	185,113
France	84,316	-	-	-	-	-	-	84,316
Netherlands	58,096	-	-	-	-	-	-	58,096
Germany	30,046	-	-	-	-	-	-	30,046
Other	8,599	-	-	-	-	-	-	8,599
Corporate securities	42,516,567	2,632,301	323,755	-	-	-	5,587,650	51,060,273
Eurobonds and other	3,123,510	2,366,700	-	-	-	-	-	5,490,210
Bank deposit certificates	1,449,348	265,601	1,287	-	-	-	82,822	1,799,058
Shares	3,132,184	-	5,774	-	-	-	-	3,137,958
Debentures	14,582,422	-	316,673	-	-	-	1,234,528	16,133,623
Promissory notes	1,185,829	-	-	-	-	-	-	1,185,829
Rural product note	637,420	-	-	-	-	-	-	637,420
Fund quotas	774,533	-	21	-	-	-	395,033	1,169,587
Fixed income	367,998	-	21	-	-	-	310,737	678,756
Credit rights	168,793	-	-	-	-	-	84,296	253,089
Variable income	237,742	-	-	-	-	-	-	237,742
Securitized real estate loans	8,820,275	-	-	-	-	-	5,607	8,825,882
Financial bills	8,169,238	-	-	-	-	-	3,869,660	12,038,898
Other	641,808	-	-	-	-	-	-	641,808
PGBL/VGBL fund quotas	-	-	-	-	-	-	79,779,392	79,779,392
Subtotal - securities	104,964,356	43,862,583	7,521,779	46,674	12,983,586	-	90,867,925	260,246,903
Trading securities	49,122,905	21,947,166	2,617,938	46,674	12,932,651	-	86,072,131	172,739,465
Available-for-sale securities	55,343,215	21,867,472	4,903,841	-	50,935	-	1,632,726	83,798,189
Held-to-maturity securities	498,236	47,945	-	-	-	-	3,163,068	3,709,249
Derivative financial instruments	-	-	-	-	-	11,862,982	-	11,862,982
Total securities and derivative financial instruments (assets)	104,964,356	43,862,583	7,521,779	46,674	12,983,586	11,862,982	90,867,925	272,109,885
Total securities and derivative financial instruments (assets) – 09/30/2012	83,379,003	40,145,774	6,673,054	88,986	12,591,352	11,044,954	80,633,267	234,556,390

(*)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	09/30/2013										09/30/2012
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	82,368,038	(800,481)	81,567,557	47.4	614,136	7,883	7,380,752	16,078,486	31,877,051	25,609,249	75,867,459
Financial treasury bills	27,040,883	4,090	27,044,973	15.8	-	-	3,569,878	4,796,107	14,400,586	4,278,402	26,408,534
National treasury bills	23,586,791	(301,610)	23,285,181	13.5	609,014	-	1,563,182	5,654,415	11,924,363	3,534,207	22,065,082
National treasury notes	29,455,997	(524,359)	28,931,638	16.8	5,115	6,661	2,093,931	5,544,020	4,349,603	16,932,308	25,282,335
National treasury/securitization	9,326	(4)	9,322	0.0	7	1,222	90	1,721	2,804	3,478	14,871
Brazilian external debt bonds	2,275,041	21,402	2,296,443	1.3	-	-	153,671	82,223	1,199,695	860,854	2,096,637
Government securities - abroad	1,117,718	(628)	1,117,090	0.6	4,738	19,438	89,290	4,642	363,845	635,137	1,462,517
Argentina	96,623	(2,079)	94,544	0.1	53	-	72,535	6	9,800	12,150	140,896
Chile	17,595	(37)	17,558	0.0	-	-	11,461	-	-	6,097	136,326
Uruguay	49,172	(827)	48,345	0.0	4,685	13,622	5,292	4,636	20,110	-	38,871
United States	326,260	7,675	333,935	0.2	-	-	-	-	333,935	-	316,324
Mexico	263,110	(4,075)	259,035	0.1	-	-	2	-	-	259,033	618,430
Colombia	294,482	84	294,566	0.2	-	5,816	-	-	-	288,750	170,454
Belgium	67,921	(1,437)	66,484	0.0	-	-	-	-	-	66,484	-
Other	2,555	68	2,623	-	-	-	-	-	-	2,623	41,216
Corporate securities	10,266,899	8,527	10,275,426	5.8	3,314,637	160,203	255,975	599,889	3,247,135	2,697,587	8,816,029
Eurobonds and other	1,422,051	(12,473)	1,409,578	0.8	3,659	26,832	2,240	35,961	291,936	1,048,950	1,634,964
Bank deposit certificates	102,227	-	102,227	0.1	-	63,860	19,022	6,423	4,311	8,611	360,234
Shares	1,916,851	(11,095)	1,905,756	1.1	1,905,756	-	-	-	-	-	1,088,351
Debentures	1,789,430	6,309	1,795,739	1.0	92,842	67,753	105,500	238,397	163,560	1,127,687	1,363,351
Promissory notes	20,648	-	20,648	0.0	-	-	-	-	-	20,648	305,214
Fund quotas	917,792	25,208	943,000	0.5	943,000	-	-	-	-	-	786,505
Fixed income	667,141	(5,754)	661,387	0.4	661,387	-	-	-	-	-	266,869
Credit rights	84,356	-	84,356	0.0	84,356	-	-	-	-	-	315,597
Variable income	166,295	30,962	197,257	0.1	197,257	-	-	-	-	-	204,039
Securitized real estate loans	17,022	576	17,598	0.0	-	-	-	567	17,031	-	24,863
Financial bills	4,049,966	(3)	4,049,963	2.3	369,380	1,758	129,213	318,541	2,739,380	491,691	3,252,547
Others	30,912	5	30,917	0.0	-	-	-	-	30,917	-	-
PGBL/VGBL fund quotas	79,779,392	-	79,779,392	46	79,779,392	-	-	-	-	-	70,689,225
Cotas de Fundos de PGBL / VGBL	173,532,047	(792,582)	172,739,465	100.0	83,712,903	187,524	7,726,017	16,683,017	35,488,031	28,941,973	156,835,230
% per maturity term					48.4	0.1	4.5	9.7	20.5	16.8
Total – 09/30/2012	156,144,500	690,730	156,835,230	100.0	72,903,654	339,744	2,845,008	7,768,649	21,106,806	51,871,369
% per maturity term					46.5	0.2	1.8	5.0	13.5	33.0

At September 30, 2013, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 11,358,780 with maturity over 720 days (R$ 6,485,581 of Corporate securities - Bank deposit certificates at 09/30/2012 of which R$ 23,455 with maturity of 31 to 180 days and R$ 6,462,126 with maturity over 720 days).

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2013										09/30/2012
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	36,618,379	(1,602,070)	35,016,309	41.7	18	171	521,122	8,341,512	143,568	26,009,918	22,760,125
Financial treasury bills	1,024,777	223	1,025,000	1.2	-	-	460,339	213,508	6,627	344,526	3,013,389
National treasury bills	8,167,715	(114,535)	8,053,180	9.6	-	-	-	8,053,180	-	-	-
National treasury notes	8,382,345	(517,038)	7,865,307	9.4	18	171	7,116	921	101,510	7,755,571	5,057,555
National treasury/securitization	274,065	(3,838)	270,227	0.3	-	-	-	-	-	270,227	304,531
Brazilian external debt bonds	18,769,477	(966,882)	17,802,595	21.2	-	-	53,667	73,903	35,431	17,639,594	14,384,155
Other	-	-	-	0.0	-	-	-	-	-	-	495
Government securities - abroad	8,126,950	(77,276)	8,049,674	9.7	56,660	1,312,021	1,902,205	221,122	3,781,882	775,784	6,395,283
Denmark	2,979,908	-	2,979,908	3.6	-	832,425	1,125,747	-	1,021,736	-	1,721,478
Korea	2,455,010	-	2,455,010	2.9	-	-	-	-	2,455,010	-	1,672,080
Chile	919,892	1,431	921,323	1.1	41,306	337,441	496,781	22,897	19,411	3,487	1,805,201
Paraguay	596,168	(51,072)	545,096	0.7	10,475	141,628	104,487	73,807	101,694	113,005	287,305
Uruguay	401,323	(20,023)	381,300	0.5	4,879	527	82,598	107,062	119,302	66,932	302,323
United States	476,772	(6,787)	469,985	0.6	-	-	92,592	17,356	-	360,037	511,495
Belgium	118,214	415	118,629	0.1	-	-	-	-	49,082	69,547	68,138
France	83,901	415	84,316	0.1	-	-	-	-	15,620	68,696	27,028
Netherlands	58,452	(356)	58,096	0.1	-	-	-	-	-	58,096	-
Germany	31,091	(1,045)	30,046	0.0	-	-	-	-	-	30,046	-
Other	6,219	(254)	5,965	0.0	-	-	-	-	27	5,938	235
Corporate securities	40,431,733	300,473	40,732,206	48.6	2,133,903	905,274	1,565,374	6,207,416	6,898,463	23,021,776	34,357,393
Eurobonds and other	3,924,514	103,477	4,027,991	4.9	25,293	59,606	69,187	269,034	937,172	2,667,699	5,300,959
Bank deposit certificate	1,698,005	(1,173)	1,696,832	2.0	401,708	178,763	399,891	716,470	-	-	448,777
Shares	1,214,205	17,997	1,232,202	1.5	1,232,202	-	-	-	-	-	2,097,088
Debentures	14,038,228	299,655	14,337,883	17.1	-	160,917	357,314	945,108	355,896	12,518,648	10,610,272
Promissory notes	1,171,703	(6,522)	1,165,181	1.4	106,906	349,368	309,268	399,639	-	-	1,375,805
Rural product note	655,924	(18,503)	637,421	0.8	95,792	32,510	78,162	103,504	36,749	290,704	797,143
Fund quotas	220,444	6,143	226,587	0.2	222,316	-	-	-	4,271	-	872,935
Fixed income	17,377	(8)	17,369	0.0	13,098	-	-	-	4,271	-	27,979
Credit rights	168,733	-	168,733	0.2	168,733	-	-	-	-	-	807,608
Variable income	34,334	6,151	40,485	0.0	40,485	-	-	-	-	-	37,348
Securitized real estate loans	8,900,874	(92,590)	8,808,284	10.5	49,686	61,799	122,984	666,957	775,376	7,131,482	8,667,122
Financial nills	7,991,812	(2,877)	7,988,935	9.5	-	62,311	223,301	3,106,704	4,596,619	-	3,936,914
Other	616,024	(5,134)	610,890	0.7	-	-	5,267	-	192,380	413,243	250,378
Total	85,177,062	(1,378,873)	83,798,189	100.0	2,190,581	2,217,466	3,988,701	14,770,050	10,823,913	49,807,478	63,512,801
Adjustments of securities reclassified in prior years to the held-to-maturity category		9,032			2.6	2.6	4.8	17.6	12.9	59.4
Deferred taxes		508,592
Minority interest in subsidiaries		2,223
Accounting adjustment - hedge - Circular No. 3,082		29,075
Others		14,500
Adjustment to market value – securities – 09/30/2013		(815,451)
Total – 09/30/2012	61,081,416	2,431,385	63,512,801	100.0	4,565,108	1,962,358	5,696,073	5,190,248	6,472,215	39,626,799
Adjustments of securities reclassified in prior years to the held-to-maturity category		10,042			7.2	3.1	9.0	8.2	10.2	62.4
Accounting adjustment - hedge - Circular No. 3,082		(424,811)
Deferred taxes		(827,295)
Adjustments of securities of unconsolidated affiliates		399
Adjustment to market value – securities – 09/30/2012		1,189,720

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at Setember 30, 2013, not considered in results, are the amounts of R$ 9,032 (R$ 10,042 at 09/30/2012) relating to the market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 742,646 (R$ 1,192,772 at 09/30/2012).

	09/30/2013								09/30/2012
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic	3,635,383	98.0	-	-	-	-	46,859	3,588,524	3,089,395
National treasury notes (*)	3,635,383	98.0	-	-	-	-	46,859	3,588,524	2,969,485
Brazilian external debt bonds	-	0.0	-	-	-	-	-	-	119,910
Government securities - abroad	21,224	0.6	-	-	-	-	12,978	8,246	19,547
Uruguay	21,213	0.6	-	-	-	-	12,978	8,235	19,332.00
Other	11	0.0	-	-	-	-	-	11	215
Corporate securities	52,642	1.4	52,108	-	-	-	-	534	54,463
Eurobonds and other	52,642	1.4	52,108	-	-	-	-	534	51,475
Debentures (*)	-	-	-	-	-	-	-	-	372
Securitized real estate loans (*)	-	-	-	-	-	-	-	-	2,616
Total	3,709,249	100.0	52,108	-	-	-	59,837	3,597,304	3,163,405
% per maturity term			1.4	-	0.0	0.0	1.6	97.0
Total – 09/30/2012	3,163,405	100.0	1,666	372	2,821	142,116	46,143	2,970,287
% per maturity term			0.0	0.0	0.1	4.5	1.5	93.9

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,225,135 (R$ 2,129,305 at 09/30/2012).

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2001, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

g) Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at September 30, 2013, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 4,858,968 (R$ 3,416,789 at September 30, 2012) and was basically composed of government securities.

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	09/30/2013	09/30/2012	09/30/2013	09/30/2013	09/30/2013	09/30/2012
Futures contracts	351,331,473	430,314,716	224,835	33,354	258,189	(95,671)
Purchase commitments	99,848,103	195,443,460	(336,876)	83,215	(253,661)	(15,715)
Foreign currency	8,762,348	9,049,308	(87,242)	83,823	(3,419)	6,830
Interbank market	63,906,427	163,059,568	(27,796)	(1,014)	(28,810)	(15,940)
Indexes	20,143,266	19,035,959	(221,457)	406	(221,051)	(6,406)
Securities	6,817,543	3,860,877	(156)	-	(156)	56
Commodities	214,072	433,258	(225)	-	(225)	(255)
Other	4,447	4,490	-	-	-	-
Commitments to sell	251,483,370	234,871,256	561,711	(49,861)	511,850	(79,956)
Foreign currency	73,492,433	51,634,452	112,095	(47,835)	64,260	(71,118)
Interbank market	142,196,630	147,528,216	42,558	1,760	44,318	4,566
Fixed rates	79,834	-	-	(1,289)	(1,289)	-
Indexes	28,879,501	29,203,325	406,980	(2,409)	404,571	(11,813)
Securities	6,796,942	5,984,049	-	(88)	(88)	(128)
Commodities	38,030	518,330	78	-	78	(1,463)
Other	-	2,884	-	-	-	-
Swap contracts			(997,997)	340,808	(657,189)	(926,170)
Asset position	162,589,965	123,300,649	2,245,840	1,774,157	4,019,997	3,497,304
Foreign currency	11,137,655	13,245,593	807,351	214,741	1,022,092	721,048
Interbank market	55,011,617	43,896,180	186,251	575,184	761,435	394,129
Fixed rates	54,197,010	33,772,668	392,054	639,254	1,031,308	720,637
Floating rate	2,024,063	4,060,415	46,214	35,937	82,151	13,962
Indexes	39,960,077	27,745,017	813,845	305,785	1,119,630	1,577,268
Securities	255,736	576,751	18	1,238	1,256	66,907
Commodities	3,176	3,980	61	174	235	43
Other	631	45	46	1,844	1,890	3,310
Liability position	163,587,962	123,696,153	(3,243,837)	(1,433,349)	(4,677,186)	(4,423,474)
Foreign currency	18,768,161	18,499,605	(1,123,356)	(112,697)	(1,236,053)	(1,117,780)
Interbank market	46,739,505	26,893,936	9,265	(498,515)	(489,250)	(91,572)
Fixed rates	50,415,256	36,746,908	(634,947)	(511,218)	(1,146,165)	(967,164)
Floating rate	3,979,254	6,174,979	(54,746)	(76,490)	(131,236)	(66,415)
Indexes	43,384,342	34,788,265	(1,329,497)	(261,826)	(1,591,323)	(2,100,682)
Securities	136,490	510,580	(94,799)	21,149	(73,650)	(79,189)
Commodities	14,665	52,776	(72)	4	(68)	(672)
Other	150,289	29,104	(15,685)	6,244	(9,441)	-
Option contracts	994,969,349	1,402,563,048	1,078,385	(106,625)	971,760	585,918
Purchase commitments - long position	153,656,502	376,144,694	1,184,388	(105,881)	1,078,507	308,932
Foreign currency	24,124,300	18,257,149	837,475	(206,099)	631,376	146,478
Interbank market	17,986,129	60,637,492	39,289	45,479	84,768	5,935
Floating rate	91,297	271,663	1,124	(1,120)	4	37
Indexes	109,269,123	295,681,221	237,538	5,035	242,573	84,351
Securities	967,606	644,996	52,862	47,072	99,934	53,367
Commodities	1,149,169	577,074	15,670	854	16,524	14,886
Other	68,878	75,099	430	2,898	3,328	3,878
Commitments to sell - long position	367,193,261	373,375,184	1,571,452	(48,982)	1,522,470	2,034,050
Foreign currency	15,452,557	8,365,688	247,066	57,367	304,433	104,022
Interbank market	20,239,378	43,647,368	27,490	(16,852)	10,638	142,438
Floating rate	588,363	951,336	1,182	(574)	608	1,211
Indexes	326,804,783	315,525,306	260,026	(181,285)	78,741	730,089
Securities	3,672,596	3,208,066	1,025,220	87,931	1,113,151	1,035,134
Commodities	379,896	1,523,149	8,260	1,745	10,005	7,563
Other	55,688	154,271	2,208	2,686	4,894	13,593
Purchase commitments - short position	110,743,570	188,042,007	(1,076,499)	(48,677)	(1,125,176)	(416,349)
Foreign currency	20,955,046	8,827,921	(883,890)	193,073	(690,817)	(196,206)
Interbank market	6,210,780	32,185,649	(22,341)	(39,352)	(61,693)	(12,358)
Indexes	82,656,632	146,217,473	(152,830)	(172,506)	(325,336)	(135,397)
Securities	718,236	581,395	(10,976)	(27,284)	(38,260)	(56,352)
Commodities	133,998	154,470	(6,032)	290	(5,742)	(12,158)
Other	68,878	75,099	(430)	(2,898)	(3,328)	(3,878)
Commitments to sell - short position	363,376,016	465,001,163	(600,956)	96,915	(504,041)	(1,340,715)
Foreign currency	11,465,182	6,655,222	(206,526)	38,668	(167,858)	(74,120)
Interbank market	40,503,911	94,627,703	(76,361)	53,409	(22,952)	(209,515)
Floating rate	-	-	-	(82)	(82)	149
Indexes	309,211,098	361,744,748	(172,785)	58,833	(113,952)	(795,491)
Securities	1,808,792	1,632,838	(134,771)	(48,527)	(183,298)	(240,309)
Commodities	333,575	186,482	(8,305)	(2,700)	(11,005)	(7,836)
Other	53,458	154,170	(2,208)	(2,686)	(4,894)	(13,593)
Forward contracts	43,170,928	14,800,773	1,381,284	46,925	1,428,209	1,253,371
Purchases receivable	9,121,204	5,214,283	1,093,146	57,596	1,150,742	970,332
Foreign currency	8,348,026	4,483,203	365,235	57,681	422,916	262,516
Fixed rates	271,103	277,822	271,028	-	271,028	277,792
Floating rate	454,822	429,495	455,132	-	455,132	429,195
Securities	-	8	-	-	-	8
Commodities	47,253	23,710	1,751	(85)	1,666	778
Other	-	45	-	-	-	43
Purchases payable	5,539,214	2,864,403	(930,757)	3,002	(927,755)	(746,705)
Foreign currency	5,459,193	2,786,712	(198,155)	2,537	(195,618)	(34,139)
Fixed rates	-	-	(271,028)	-	(271,028)	(277,792)
Floating rate	-	-	(455,132)	-	(455,132)	(429,195)
Securities	-	-	-	-	-	(8)
Commodities	80,021	77,691	(6,442)	465	(5,977)	(5,571)
Sales receivable	11,620,556	4,067,968	2,174,824	7,999	2,182,823	1,616,145
Foreign currency	6,762,091	2,420,794	327,958	9,207	337,165	22,319
Interbank market	2,950,451	8,558	1,054	416	1,470	8,488
Fixed rates	385,661	284,881	385,712	(882)	384,830	284,533
Floating rate	321,626	260,059	321,632	-	321,632	259,961
Indexes	163	2,176	159	-	159	2,147
Securities	1,155,186	1,044,492	1,130,509	(140)	1,130,369	1,035,123
Commodities	45,378	47,008	7,800	(602)	7,198	3,574
Sales deliverable	16,889,954	2,654,119	(955,929)	(21,672)	(977,601)	(586,401)
Foreign currency	5,835,097	2,578,707	(297,278)	(21,998)	(319,276)	(73,902)
Interbank market	11,049,372	-	-	(2,595)	(2,595)	-
Fixed rates	-	-	(333,926)	-	(333,926)	(250,361)
Floating rate	-	-	(321,632)	-	(321,632)	(259,961)
Securities	-	-	-	-	-	(67)
Commodities	5,485	75,412	(3,093)	2,921	(172)	(2,110)

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	09/30/2013	09/30/2012	09/30/2013	09/30/2013	09/30/2013	09/30/2012
Credit derivatives	15,713,517	5,964,119	101,570	7,605	109,175	522,755
Asset position	8,040,315	2,060,742	338,349	37,589	375,938	606,803
Fixed rate	7,374,833	1,215,923	338,003	29,203	367,206	601,318
Securities	478,639	621,404	213	5,722	5,935	3,397
Other	186,843	223,415	133	2,664	2,797	2,088
Liability position	7,673,202	3,903,377	(236,779)	(29,984)	(266,763)	(84,048)
Fixed rate	6,417,940	3,512,938	(237,106)	13,229	(223,877)	(71,191)
Securities	1,242,194	306,186	324	(42,746)	(42,422)	(12,171)
Other	13,068	84,253	3	(467)	(464)	(686)
Forwards operations	40,591,382	35,958,421	104,247	46,842	151,089	51,647
Asset position	21,435,785	18,693,858	361,504	38,221	399,725	388,395
Foreign currency	21,254,986	18,269,420	356,038	38,221	394,259	379,789
Interbank market	15,893	-	194	-	194	-
Floating rate	-	407,136	-	-	-	7,587
Indexes	161,305	17,302	5,093	-	5,093	1,019
Securities	3,601	-	179	-	179	-
Liability position	19,155,597	17,264,563	(257,257)	8,621	(248,636)	(336,748)
Foreign currency	19,150,261	17,249,108	(257,244)	8,621	(248,623)	(336,274)
Interbank market	-	13,985	-	-	-	(472)
Indexes	5,336	1,470	(13)	-	(13)	(2)
Swap with target flow	1,598,736	1,084,705	(69,416)	(38,438)	(107,854)	(33,101)
Asset position	764,660	541,791	-	-	-	-
Interbank market	764,660	530,730	-	-	-	-
Fixed rate	-	11,061	-	-	-	-
Liability position	834,076	542,914	(69,416)	(38,438)	(107,854)	(33,101)
Foreign currency	767,877	465,652	(69,076)	(37,460)	(106,536)	(31,016)
Interbank market	66,199	66,192	(340)	(978)	(1,318)	(1,937)
Target flow of swap - asset position - foreign currency	843,325	549,661	-	71,467	71,467	38,012
Other derivative financial instruments	7,068,672	7,194,755	388,895	44,061	432,956	522,807
Asset position	5,971,305	5,912,247	734,043	69,081	803,124	1,584,981
Foreign currency	608,225	709,889	28,821	6,404	35,225	219,434
Fixed rate	1,463,604	1,622,896	390,310	21,372	411,682	812,898
Securities	3,864,331	3,212,798	314,944	40,388	355,332	298,157
Other	35,145	82,939	(32)	917	885	585
Liability position	1,097,367	1,282,508	(345,148)	(25,020)	(370,168)	(1,062,174)
Foreign currency	404,506	319,013	(6,856)	(17,012)	(23,868)	(109,282)
Fixed rate	-	-	(312,074)	(1,302)	(313,376)	(610,967)
Securities	528,095	738,069	(26,133)	(4,969)	(31,102)	(52,959)
Other	164,766	225,426	(85)	(1,737)	(1,822)	(2,152)
		Asset	9,928,381	1,934,601	11,862,982	11,044,954
		Liabilities	(7,716,578)	(1,488,602)	(9,205,180)	(9,125,386)
		Total	2,211,803	445,999	2,657,802	1,919,568

Derivative contracts mature as follows (in days):
Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	09/30/2013	09/30/2012
Futures	47,077,927	132,049,343	53,106,470	119,097,733	351,331,473	430,314,716
Swaps	4,462,023	22,064,110	23,648,021	110,169,971	160,344,125	121,207,347
Options	71,338,392	877,085,556	31,544,462	15,000,939	994,969,349	1,402,563,048
Forwards (onshore)	10,187,055	22,922,855	5,867,354	4,193,664	43,170,928	14,800,773
Credit derivatives	244,185	1,346,436	546,187	13,576,709	15,713,517	5,964,119
Forwards (offshore)	12,780,549	18,488,965	7,229,519	2,092,349	40,591,382	35,958,421
Swaps with target flow	-	14,325	-	750,335	764,660	541,791
Target flow of swap	-	17,840	-	825,485	843,325	549,661
Other derivative financial instruments	9,363	573,782	1,638,009	4,847,518	7,068,672	7,194,755

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	09/30/2013										09/30/2012
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures - BM&F Bovespa	224,835	33,354	258,189	2	101,108	78,570	13,664	31,180	-	33,667	-
Swaps - adjustment receivable	2,245,840	1,774,157	4,019,997	33.8	93,672	303,987	587,636	303,479	837,803	1,893,420	3,497,304
BM&F Bovespa	276,638	90,647	367,285	3.1	2,140	5,108	47,090	74,966	43,519	194,462	450,811
Financial institutions	260,676	349,423	610,099	5.1	65,621	13,842	97,029	13,588	159,666	260,353	431,729
Companies	1,675,749	1,089,597	2,765,346	23.3	24,763	279,336	438,626	204,346	448,619	1,369,656	2,572,774
Individuals	32,777	244,490	277,267	2.3	1,148	5,701	4,891	10,579	185,999	68,949	41,990
Option premiums	2,755,840	(154,863)	2,600,977	21.9	229,833	293,207	423,333	492,060	1,057,704	104,840	2,342,982
BM&FBOVESPA	2,185,940	(320,547)	1,865,393	15.7	129,332	192,162	318,696	291,356	933,547	300	978,555
Financial institutions	347,169	124,539	471,708	4.0	94,934	86,910	64,861	138,313	63,501	23,189	242,802
Companies	222,634	41,228	263,862	2.2	5,567	14,135	39,762	62,391	60,656	81,351	1,121,625
Individuals	97	(83)	14	0.0	-	-	14	-	-	-	-
Forwards (onshore)	3,267,970	65,595	3,333,565	28.1	1,810,672	725,460	319,901	274,080	108,019	95,433	2,586,477
BM&FBOVESPA	1,183,904	(603)	1,183,301	10.0	314,077	602,178	150,888	116,007	151	-	1,046,063
Financial institutions	1,683,451	7,494	1,690,945	14.2	1,395,416	23,857	113,634	62,726	56,897	38,415	298,245
Companies	399,287	58,297	457,584	3.9	101,179	99,425	54,745	95,347	49,870	57,018	1,241,187
Individuals	1,328	407	1,735	0.0	-	-	634	-	1,101	-	982
Credit derivatives	338,349	37,589	375,938	3.2	-	366,030	60	721	2,065	7,062	606,803
Financial institutions	338,349	37,589	375,938	3.2	-	366,030	60	721	2,065	7,062	606,711
Companies	-	-	-	0.0	-	-	-	-	-	-	92
Forwards (offshore)	361,504	38,221	399,725	3.4	76,231	86,069	92,327	104,178	27,227	13,693	388,395
Financial institutions	206,714	3,631	210,345	1.8	47,752	39,066	57,103	64,056	1,858	510	217,470
Companies	145,726	32,945	178,671	1.5	27,768	41,401	34,491	36,462	25,366	13,183	170,670
Individuals	9,064	1,645	10,709	0.1	711	5,602	733	3,660	3	-	255
Target flow of swap - companies	-	71,467	71,467	0.6	-	-	170	-	4,137	67,160	38,012
Other derivative financial instruments	734,043	69,081	803,124	6.8	26	1,917	5,509	325,330	100,683	369,659	1,584,981
BM&FBOVESPA	-	-	-	0.0	-	-	-	-	-	-	83,198
Financial institutions	508,431	35,781	544,212	4.6	-	1,768	183	298,116	36,740	207,405	779,460
Companies	225,612	33,300	258,912	2.2	26	149	5,326	27,214	63,943	162,254	722,323
Total	9,928,381	1,934,601	11,862,982	100.0	2,311,542	1,855,240	1,442,600	1,531,028	2,137,638	2,584,934	11,044,954
% per maturity term					19.5	15.6	12.2	12.9	18.0	21.8
Total at 09/30/2012	9,252,503	1,792,451	11,044,954	100.0	1,063,938	1,791,957	2,304,428	1,129,476	923,419	3,831,736
% per maturity term					9.6	16.2	20.9	10.2	8.4	34.7

	09/30/2013										09/30/2012
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 -365	366 - 720	Over 720 days	Market value
Liabilities
Futures	-	-	-	-	-	-	-	-	-	-	(95,671)
BM&FBovespa	-	-	-	-	-	-	-	-	-	-	(95,577)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(65)
Companies	-	-	-	-	-	-	-	-	-	-	(29)
Swaps - difference payable	(3,243,837)	(1,433,349)	(4,677,186)	50.8	(56,271)	(193,328)	(373,911)	(660,357)	(917,856)	(2,475,463)	(4,423,474)
BM&FBovespa	(395,765)	(138,809)	(534,574)	5.8	(11,529)	(1,283)	(81,043)	(62,554)	(163,397)	(214,768)	(734,128)
Financial institutions	(417,678)	(254,488)	(672,166)	7.3	(19,531)	(13,924)	(20,221)	(38,451)	(184,458)	(395,581)	(1,134,695)
Companies	(2,100,177)	(902,777)	(3,002,954)	32.6	(23,761)	(172,503)	(271,569)	(558,709)	(444,049)	(1,532,363)	(2,507,244)
Individuals	(330,217)	(137,275)	(467,492)	5.1	(1,450)	(5,618)	(1,078)	(643)	(125,952)	(332,751)	(47,407)
Option premiums	(1,677,455)	48,238	(1,629,217)	17.7	(134,875)	(230,069)	(451,099)	(484,761)	(216,042)	(112,371)	(1,757,064)
BM&FBovespa	(1,067,470)	118,986	(948,484)	10.3	(83,964)	(153,023)	(344,732)	(305,493)	(61,272)	-	(1,161,257)
Financial institutions	(553,054)	(1,343)	(554,397)	6.0	(48,752)	(70,812)	(89,675)	(139,670)	(116,128)	(89,360)	(456,335)
Companies	(56,630)	(69,600)	(126,230)	1.4	(2,159)	(6,223)	(16,597)	(39,598)	(38,642)	(23,011)	(139,472)
Individuals	(301)	195	(106)	-	-	(11)	(95)	-	-	-	-
Forwards (onshore)	(1,886,686)	(18,670)	(1,905,356)	20.7	(1,448,252)	(92,119)	(127,051)	(111,302)	(83,573)	(43,059)	(1,333,106)
BM&FBovespa	-	(2,595)	(2,595)	-	(898)	-	(1,237)	(460)	-	-	-
Financial institutions	(1,567,599)	2,358	(1,565,241)	17.0	(1,404,706)	(28,911)	(51,952)	(55,781)	(23,891)	-	(261,675)
Companies	(319,087)	(18,433)	(337,520)	3.7	(42,648)	(63,208)	(73,862)	(55,061)	(59,682)	(43,059)	(1,071,431)
Credit derivatives	(236,779)	(29,984)	(266,763)	2.9	-	(123,085)	(6,662)	(1,928)	(30,928)	(104,160)	(84,048)
Financial institutions	(231,767)	(29,189)	(260,956)	2.8	-	(123,085)	(6,662)	(1,928)	(30,928)	(98,353)	(83,983)
Companies	(5,012)	(795)	(5,807)	0.1	-	-	-	-	-	(5,807)	(65)
Forwards (offshore)	(257,257)	8,621	(248,636)	2.7	(85,677)	(47,784)	(48,433)	(30,749)	(20,598)	(15,395)	(336,748)
Financial institutions	(144,362)	246	(144,116)	1.6	(72,239)	(32,657)	(28,045)	(9,769)	(1,406)	-	(252,698)
Companies	(112,468)	8,406	(104,062)	1.1	(13,432)	(14,701)	(20,387)	(20,955)	(19,192)	(15,395)	(83,841)
Individuals	(427)	(31)	(458)	-	(6)	(426)	(1)	(25)	-	-	(209)
Swaps with target flow - companies	(69,416)	(38,438)	(107,854)	1.2	-	-	(99)	-	(8,934)	(98,821)	(33,101)
Other derivative financial instruments	(345,148)	(25,020)	(370,168)	4.0	(108)	(1,194)	(2,577)	(328,459)	(15,043)	(22,787)	(1,062,174)
Financial institutions	(316,424)	(4,144)	(320,568)	3.5	-	-	-	(313,376)	(5,974)	(1,218)	(685,855)
Companies	(28,724)	(20,876)	(49,600)	0.5	(108)	(1,194)	(2,577)	(15,083)	(9,069)	(21,569)	(376,319)
Total	(7,716,578)	(1,488,602)	(9,205,180)	100.0	(1,725,183)	(687,579)	(1,009,832)	(1,617,556)	(1,292,974)	(2,872,056)	(9,125,386)
% per maturity term					18.7	7.5	11.0	17.6	14.0	31.2
Total at 09/30/2012	(6,970,890)	(2,154,496)	(9,125,386)	100.0	(564,463)	(764,552)	(2,215,991)	(1,491,692)	(1,046,744)	(3,041,944)
% per maturity term					6.2	8.4	24.3	16.3	11.5	33.3

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2013
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	261,961,562	6,616,700	944,418,917	15,207,358	-	-	-	-	-
Overt-the-counter market	89,369,911	153,727,425	50,550,432	27,963,570	15,713,517	40,591,382	764,660	843,325	7,068,672
Financial institutions	57,439,436	43,881,695	40,997,259	11,729,861	15,602,017	33,042,607	-	-	3,741,678
Companies	31,930,475	70,856,947	9,495,688	16,221,186	111,500	7,385,608	764,660	843,325	3,326,994
Individuals	-	38,988,783	57,485	12,523	-	163,167	-	-	-
Total	351,331,473	160,344,125	994,969,349	43,170,928	15,713,517	40,591,382	764,660	843,325	7,068,672
Total – 09/30/2012	430,314,716	121,207,347	1,402,563,048	14,800,773	5,964,119	35,958,421	541,791	549,661	7,194,755

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	09/30/2013			09/30/2012
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(8,280,167)	6,030,834	(2,249,333)	(3,993,837)	906,997	(3,086,840)
Total return rate swaps	(1,402,516)	-	(1,402,516)	(1,063,285)	-	(1,063,285)
Total (*)	(9,682,683)	6,030,834	(3,651,849)	(5,057,122)	906,997	(4,150,125)

(*)	In the period we aligned the procedures for disclosing credit derivative information in order to state the position in the same disclosure standard as that of the risk management (BACEN Circular No. 3,477, of December 28, 2009).

The effect on the referential equity (Note 3) was R$ 199,537 (R$ 98,235 at 09/30/2012).

During the period, there was no occurrence of a credit event as defined in the agreements.

V - Accounting hedge

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

a)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

	09/30/2013			09/30/2012
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	55,890,665	9,795	56,760,825	47,850,456	(241,075)	46,094,837
Hedge of preferred shares	876,551	8,415	876,551	798,172	(21,028)	798,172
Hedge of subordinated CDB	158,304	-	136,495	147,593	-	126,629
Total	56,925,520	18,210	57,773,871	48,796,221	(262,103)	47,019,638

(*)	Market Value net of tax effects recorded in stockholders’ equity

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (81,455) (R$ (485,579) at September 30, 2012).

To protect the future cash flows of debt against exposure to variable interest rate (CDI), ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2013 and 2018.

To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), ITAÚ UNIBANCO HOLDING negotiated swap contracts with maturity in 2015.

b)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in market risk, receipt of interest, which are attributable to changes in interest rates related to recognized assets.

	09/30/2013
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	1,553,930	(8,511)	1,553,930	8,638
Total	1,553,930	(8,511)	1,553,930	8,638

	09/30/2012
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	477,305	(2,814)	477,305	(2,783)
Total	477,305	(2,814)	477,305	(2,783)

(*)	Market value net of tax effects recorded in stockholders’ equity

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and expressed in euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2028.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

c) We present below the maturity terms of cash flow hedge and market risk hedge strategies:

09/30/2013						09/30/2012
Maturity term	Hedge of deposits and securities purchased under agreements to resell	Hedge of preferred shares	Hedge of subordinated CDB	Hedge of loans	Total	Total
2012	-	-	-	-	-	10,510,537
2013	26,196,317	-	-	-	26,196,317	30,013,509
2014	20,568,380	-	158,304	-	20,726,684	6,586,584
2015	5,728,988	876,551	-	-	6,605,539	798,172
2016	539,519	-	-	241,473	780,992	-
2017	2,455,517	-	-	120,737	2,576,254	887,419
2018	401,944	-	-	150,921	552,865	-
2020	-	-	-	43,367	43,367	-
2022	-	-	-	201,524	201,524	-
2023	-	-	-	190,122	190,122	-
2025	-	-	-	46,483	46,483	-
2027	-	-	-	164,779	164,779	477,305
2028	-	-	-	394,524	394,524	-
Total	55,890,665	876,551	158,304	1,553,930	58,479,450	49,273,526

d)	Related operations - the swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 2,911 (R$ 35,239 at September 30, 2012) are recorded at amounts restated in accordance with variations occurred in respective ratios (curve) and are not valued at their market value, as permitted by BACEN Circular No. 3,150, of September 11, 2002.

h) Changes in adjustment to unrealized (*) market value for the period

	01/01 to 09/30/2013	01/01 to 09/30/2012
Opening balance	2,406,079	(160,343)
Adjustments with impact on:
Results	(268,713)	930,095
Trading securities	(1,167,513)	664,032
Derivative financial instruments	898,800	266,063
Stockholders’ equity	(3,846,497)	1,565,505
Available-for-sale	(4,162,015)	1,712,787
Accounting hedge – derivative financial instruments	315,518	(147,282)
Futures	293,005	(145,559)
Swap	22,513	(1,723)

Closing balance	(1,709,131)	2,335,257
Adjustment to market value	(1,709,131)	2,335,257
Trading securities	(792,582)	690,730
Available-for-sale securities	(1,378,873)	2,431,386
Derivative financial instruments	462,324	(786,859)
Trading securities	433,249	(362,048)
Accounting hedge	29,075	(424,811)
Futures	16,325	(392,950)
Swap	12,750	(31,861)

(*)	The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of Central Bank means not converted into cash.

i) Realized gain of securities portfolio and derivatives financial instruments

	01/01 to 09/30/2013	01/01 to 09/30/2012
Gain (loss) – trading securities	(897,086)	1,324,846
Gain (loss) – available-for-sale securities	(262,747)	879,625
Gain (loss) – derivatives	(4,802,363)	(2,611,399)
Gain (loss) – foreign exchange variation on investments abroad	2,031,684	1,519,278
Total	(3,930,512)	1,112,350

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure under exceptional scenarios.

Measurement of market risk segregates operations in trading portfolio and banking portfolio, pursuant to the criteria set forth in the Capital Accord and subsequent amendments.

The sensitivity analyses of non-trading and trading portfolio shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING.

Trading portfolio	Exposures	09/30/2013 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(847)	(21,159)	(42,278)
Foreign exchange	Rates of foreign currency coupon	604	(15,226)	(30,695)
Foreign currency	Exchange variation	3,079	(76,976)	(153,953)
Price indices	Rates of price index coupon	(582)	(14,458)	(28,751)
Reference rate	Rate of TR coupon	77	(1,951)	(3,934)
Shares	Share price	5,269	(131,735)	(263,469)
	Total without correlation	7,601	(261,504)	(523,080)
	Total with correlation	6,374	(219,271)	(438,601)

(*)	Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2012 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(3,392)	(84,628)	(168,886)
Foreign exchange	Rates of foreign currency coupon	377	(9,398)	(18,740)
Foreign currency	Exchange variation	1,120	(27,995)	(55,989)
Price indices	Rates of price index coupon	(3,407)	(83,677)	(164,335)
Reference rate	Rate of TR coupon	(2,070)	(50,992)	(100,421)
Shares	Share price	5,677	(141,921)	(283,842)
	Total without correlation	(1,696)	(398,611)	(792,212)
	Total with correlation	(1,422)	(334,235)	(664,269)

(*)	Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices, which is based on market information (BM&FBOVESPA, Andima, etc);

•	Scenario II: Shocks at 25 base points in interest rates and associated indexes, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks at 50 base points in interest rates and associated indexes, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING are shown in the item Derivative financial instruments in this note.

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	09/30/2013										09/30/2012
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	170,100,940	73,082,227	34,736,569	16,209,138	7,818,465	2,953,272	2,286,521	3,005,856	10,127,876	320,320,864	294,643,034
Loans and discounted trade receivables	54,969,675	55,129,608	25,505,909	10,776,689	6,446,763	2,210,842	1,799,963	2,527,834	7,711,390	167,078,673	158,501,420
Financing	78,642,611	10,536,569	8,120,500	4,982,570	1,238,648	638,199	460,536	446,615	2,323,000	107,389,248	101,100,038
Farming and agribusiness financing	5,735,330	862,747	556,018	141,047	47,251	54,230	243	2,550	41,712	7,441,128	5,794,965
Real estate financing	30,753,324	6,553,303	554,142	308,832	85,803	50,001	25,779	28,857	51,774	38,411,815	29,246,611

Lease operations	6,513,450	1,179,270	1,653,995	720,160	437,992	177,823	131,059	129,660	658,987	11,602,396	19,134,295

Credit card operations	-	38,080,214	2,340,733	1,146,077	613,910	410,212	396,568	379,463	2,359,008	45,726,185	38,471,584

Advance on exchange contracts (1)	3,524,005	521,376	521,576	259,826	8,122	4,908	-	1,797	5,439	4,847,049	5,520,329

Other sundry receivables (2)	33,109	4,257,572	3,261	146,974	1,818	1,182	1,308	31,497	66,399	4,543,120	2,041,050

Total operations with credit granting characteristics	180,171,504	117,120,659	39,256,134	18,482,175	8,880,307	3,547,397	2,815,456	3,548,273	13,217,709	387,039,614	359,810,292
Endorsements and sureties (3)										69,521,632	57,792,446

Total with endorsements and sureties	180,171,504	117,120,659	39,256,134	18,482,175	8,880,307	3,547,397	2,815,456	3,548,273	13,217,709	456,561,246	417,602,738
Total – 09/30/2012	123,572,187	139,518,196	39,062,662	20,747,937	11,862,494	4,073,336	3,229,304	2,845,738	14,898,438	359,810,292

(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

II – By maturity and risk level

	09/30/2013										09/30/2012
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,401,394	2,609,717	1,744,222	1,230,544	1,074,798	1,158,202	5,113,400	15,332,277	20,004,772
01 to 30	-	-	126,088	141,079	83,899	52,793	44,953	53,942	282,111	784,865	1,254,560
31 to 60	-	-	93,227	103,923	70,582	44,291	35,180	47,241	197,600	592,044	731,525
61 to 90	-	-	93,539	104,672	70,536	43,798	35,857	47,106	199,340	594,848	750,761
91 to 180	-	-	265,158	309,867	196,459	131,893	109,247	139,553	601,390	1,753,567	2,157,231
181 to 365	-	-	470,632	558,993	351,192	238,806	201,351	247,539	1,057,440	3,125,953	3,889,673
Over 365	-	-	1,352,750	1,391,183	971,554	718,963	648,210	622,821	2,775,519	8,481,000	11,221,022
Overdue installments	-	-	738,534	738,582	761,541	721,017	724,844	1,043,861	5,774,585	10,502,964	11,886,628
01 to 14	-	-	11,014	75,848	45,096	24,544	19,579	25,523	106,517	308,121	405,904
15 to 30	-	-	709,669	99,542	78,857	43,284	28,684	33,826	191,656	1,185,518	1,153,366
31 to 60	-	-	17,851	545,045	154,961	106,619	82,806	106,489	270,145	1,283,916	1,560,370
61 to 90	-	-	-	12,040	457,278	120,800	115,952	129,023	300,543	1,135,636	1,295,483
91 to 180	-	-	-	6,107	25,349	413,991	455,051	720,936	1,108,648	2,730,082	3,100,907
181 to 365	-	-	-	-	-	11,779	22,772	28,064	3,643,761	3,706,376	4,246,563
Over 365	-	-	-	-	-	-	-	-	153,315	153,315	124,035
Subtotal	-	-	3,139,928	3,348,299	2,505,763	1,951,561	1,799,642	2,202,063	10,887,985	25,835,241	31,891,400
Specific allowance	-	-	(31,399)	(100,449)	(250,577)	(585,468)	(899,821)	(1,541,444)	(10,887,985)	(14,297,143)	(16,314,969)
Subtotal - 09/30/2012	-	-	3,967,060	4,460,614	4,022,402	2,730,666	2,230,967	2,250,447	12,229,244	31,891,400
	Non-overdue operations
Falling due installments	179,844,481	115,919,964	35,784,448	14,995,840	6,305,861	1,566,481	999,994	1,312,654	2,291,168	359,020,891	324,819,028
01 to 30	12,361,070	25,995,927	6,510,111	3,495,728	1,236,221	253,809	111,405	197,740	411,778	50,573,789	48,053,813
31 to 60	13,135,788	11,354,561	3,717,291	1,286,623	298,109	69,259	37,043	84,845	173,388	30,156,907	28,787,623
61 to 90	7,716,905	8,216,346	2,608,432	842,110	459,086	45,690	45,066	23,849	115,546	20,073,030	18,840,906
91 to 180	19,999,604	13,922,945	4,987,815	1,214,349	384,232	128,946	96,849	66,543	221,169	41,022,452	36,793,391
181 to 365	27,682,709	15,140,416	5,674,739	1,956,199	755,963	341,814	140,731	118,757	293,530	52,104,858	49,620,001
Over 365	98,948,405	41,289,769	12,286,060	6,200,831	3,172,250	726,963	568,900	820,920	1,075,757	165,089,855	142,723,294
Overdue up to 14 days	327,023	1,200,695	331,758	138,036	68,683	29,355	15,820	33,556	38,556	2,183,482	3,099,864
Subtotal	180,171,504	117,120,659	36,116,206	15,133,876	6,374,544	1,595,836	1,015,814	1,346,210	2,329,724	361,204,373	327,918,892
Generic allowance	-	(585,609)	(361,167)	(454,021)	(637,459)	(478,751)	(507,907)	(942,347)	(2,329,724)	(6,296,985)	(6,309,043)
Subtotal - 09/30/2012	123,572,187	139,518,196	35,095,602	16,287,323	7,840,092	1,342,670	998,337	595,291	2,669,194	327,918,892
Grand total	180,171,504	117,120,659	39,256,134	18,482,175	8,880,307	3,547,397	2,815,456	3,548,273	13,217,709	387,039,614	359,810,292
Existing allowance	-	(585,609)	(392,566)	(1,501,650)	(2,663,209)	(1,773,344)	(1,970,538)	(3,547,918)	(13,217,709)	(25,652,543)	(27,682,427)
Minimum allowance required	-	(585,609)	(392,566)	(554,470)	(888,036)	(1,064,219)	(1,407,728)	(2,483,791)	(13,217,709)	(20,594,128)	(22,624,012)
Additional allowance (3)	-	-	-	(947,180)	(1,775,173)	(709,125)	(562,810)	(1,064,127)	-	(5,058,415)	(5,058,415)
Grand total - 09/30/2012	123,572,187	139,518,196	39,062,662	20,747,937	11,862,494	4,073,336	3,229,304	2,845,738	14,898,438	359,810,292
Existing allowance	-	(697,591)	(390,626)	(996,305)	(3,557,562)	(2,036,261)	(2,260,190)	(2,845,454)	(14,898,438)	(27,682,427)
Minimum allowance required	-	(697,591)	(390,626)	(622,438)	(1,186,249)	(1,222,001)	(1,614,652)	(1,992,017)	(14,898,438)	(22,624,012)
Additional allowance (3)	-	-	-	(373,867)	(2,371,313)	(814,260)	(645,538)	(853,437)	-	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 17,981,644 (R$ 22,200,624 at 09/30/2012);
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

III – By business sector

	09/30/2013%		09/30/2012%
Public Sector	3,420,365	0.9%	926,771	0.3%
Energy	99,236	0.0%	269,838	0.1%
Petrochemical and chemical	3,136,061	0.8%	446,109	0.1%
Sundry	185,068	0.0%	210,824	0.1%
Private sector	383,619,249	99.1%	358,883,521	99.7%
Companies	214,030,343	55.3%	200,834,820	55.8%
Sugar and alcohol	8,479,167	2.2%	7,655,762	2.1%
Agribusiness and fertilizers	13,076,654	3.4%	11,233,122	3.1%
Food and beverage	11,015,882	2.8%	9,980,001	2.8%
Banks and other financial institutions	3,768,366	1.0%	4,352,083	1.2%
Capital assets	7,979,733	2.1%	7,200,822	2.0%
Pulp and paper	3,088,233	0.8%	2,884,579	0.8%
Publishing and printing	1,513,749	0.4%	1,643,991	0.5%
Electronic and IT	5,035,059	1.3%	5,057,889	1.4%
Packaging	2,350,489	0.6%	1,825,825	0.5%
Energy and sewage	6,006,839	1.6%	5,517,196	1.5%
Education	1,248,051	0.3%	1,144,439	0.3%
Pharmaceuticals and cosmetics	4,228,860	1.1%	3,907,760	1.1%
Real estate agents	16,558,321	4.3%	13,141,711	3.7%
Entertainment and tourism	3,388,424	0.9%	3,356,340	0.9%
Wood and furniture	3,087,064	0.8%	3,168,817	0.9%
Construction material	5,338,548	1.4%	5,073,193	1.4%
Steel and metallurgy	9,044,663	2.3%	8,074,963	2.2%
Media	884,984	0.2%	845,037	0.2%
Mining	2,741,946	0.7%	2,835,491	0.8%
Infrastructure work	4,807,699	1.2%	4,811,868	1.3%
Oil and gas	3,600,774	0.9%	2,962,724	0.8%
Petrochemical and chemical	6,100,795	1.6%	5,889,323	1.6%
Health care	1,750,571	0.5%	1,744,683	0.5%
Insurance and reinsurance and pension plans	4,483	0.0%	5,727	0.0%
Telecommucations	1,174,599	0.3%	1,094,526	0.3%
Third sector	88,643	0.0%	112,769	0.0%
Trading	1,949,862	0.5%	2,318,729	0.6%
Transportation	17,403,385	4.5%	16,581,251	4.6%
Domestic appliances	2,489,315	0.6%	2,671,066	0.7%
Vehicles and autoparts	13,096,590	3.4%	12,759,065	3.5%
Clothing and shoes	5,199,365	1.3%	5,167,014	1.4%
Commerce - sundry	13,729,330	3.5%	14,337,047	4.0%
Industry - sundry	3,494,835	0.9%	4,848,372	1.3%
Sundry services	17,055,641	4.4%	16,995,210	4.7%
Sundry	13,249,424	3.4%	9,636,425	2.7%
Individuals	169,588,906	43.8%	158,048,701	43.9%
Credit cards	44,911,893	11.6%	37,508,670	10.4%
Real estate financing	28,320,719	7.3%	21,362,662	5.9%
Consumer loans / overdraft	52,831,011	13.7%	45,130,996	12.5%
Vehicles	43,525,283	11.2%	54,046,373	15.0%
Grand total	387,039,614	100.0%	359,810,292	100.0%

b) Credit concentration

	09/30/2013		09/30/2012
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,957,801	1.1	4,332,994	1.0
10 largest debtors	29,132,158	6.4	26,374,842	6.3
20 largest debtors	45,247,287	9.9	42,361,640	10.1
50 largest debtors	73,873,845	16.2	66,155,639	15.8
100 largest debtors	100,741,258	22.1	86,982,805	20.8

(*) The amounts include endorsements and sureties.

	09/30/2013		09/30/2012
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	5,159,556	1.0	4,962,447	1.1
10 largest debtors	38,515,434	7.4	36,220,393	7.7
20 largest debtors	60,618,190	11.7	58,564,465	12.4
50 largest debtors	98,273,629	18.9	91,801,941	19.4
100 largest debtors	132,315,749	25.5	119,037,368	25.2

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 09/30/2013	01/01 to 09/30/2012
Opening balance	(27,744,938)	(25,771,727)
Effect of change in consolidation criteria (Note 2b)	(483,210)	-
Net increase for the period	(14,384,990)	(17,959,140)
Required by Resolution No. 2,682/99	(14,384,990)	(17,959,140)
Additional allowance	-	-
Write-Off	16,960,595	16,048,440
Closing balance (1)	(25,652,543)	(27,682,427)
Required by Resolution No. 2,682/99	(20,594,128)	(22,624,012)
Specific allowance (2)	(14,297,143)	(16,314,969)
Generic allowance (3)	(6,296,985)	(6,309,043)
Additional allowance (4)	(5,058,415)	(5,058,415)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (956,783) (R$ (1,589,831) at Setember 30, 2012.
(2)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At Setember 30, 2013, the balance of the allowance in relation to the loan portfolio is equivalent to 6.6% (7.7% at 09/30/2012).

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to 09/30/2013	01/01 to 09/30/2012
Expenses for allowance for loan losses	(14,384,990)	(17,959,140)
Income from recovery of credits written off as loss	3,645,238	3,477,108
Result of allowance for loan losses (*)	(10,739,752)	(14,482,032)

(*) The amounts related to the lease portfolio from 01/01 to 09/30/2013 are: Expenses for allowance for loan losses R$ (652,635) (R$ (892,699) from 01/01 to 09/30/2012) and Income from recovery of credits written off as loss R$ 372,864 (R$ 592,757 from 01/01 to 09/30/2012).

II - Renegotiated loan operations

	09/30/2013			09/30/2012
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	18,252,209	(8,170,526)	44.8%	19,523,667	(8,673,811)	44.4%
(-) Amended Operations non-overdue (2)	(4,958,994)	1,372,710	27.7%	(5,070,604)	1,503,848	29.7%
Renegotiated loan operations	13,293,215	(6,797,816)	51.1%	14,453,063	(7,169,963)	49.6%
(1)	The amounts related to the lease portfolio are R$ 770,741 (R$ 1,031,722 at Setember,30 2012).
(2)	Resulting from transations non-overdue or a delay of less than 30 days, reflex of changes in the original contractual terms.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	09/30/2013					01/01 to 09/30/2013	09/30/2012	01/01 to 09/30/2012
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	813	85	51	155,455	156,404	16,653	119,630	15,548
Liabilities - restricted operations on assets
Foreign borrowings through securities	813	85	-	155,455	156,353	(16,650)	119,630	(15,548)
Net revenue from restricted operations						3		-

At September 30, 2013, and 2012 there were no balances in default.

f)	Operations of sale or transfers and acquisitions of financial assets

I.	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at September 30, 2013 where the entity significantly retained the related risks and benefits is R$ 322,176 (R$ 449,063 at 09/30/2012), composed of real estate financing of R$ 304,938 (R$ 429,700 at 09/30/2012) and farming financing of R$ 17,238 (R$ 19,363 at 09/30/2012).

II.	Beginning January 2012, as provided for by CMN Resolution No. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 667,664 with effect on results of R$ 1,881, net of Allowance for Loan Losses.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to September 30, 2013 totals R$ 4,371,840, and the total amount of acquired portfolios is R$ 4,824,684, at September 30, 2013.

In 2013, there was an increase of R$ 1,531,552 in the total amount of loan portfolio acquired with risk retention of the assignor.

Note 9 - Foreign exchange portfolio

	09/30/2013	09/30/2012
Assets - other receivables	52,988,923	40,949,887
Exchange purchase pending settlement – foreign currency	28,610,238	22,941,184
Bills of exchange and term documents – foreign currency	5,210	-
Exchange sale rights – local currency	24,800,446	18,489,047
(Advances received) – local currency	(426,971)	(480,344)
Liabilities – other liabilities (Note 2a)	53,315,065	41,124,676
Exchange sales pending settlement – foreign currency	25,341,639	18,472,885
Liabilities from purchase of foreign currency – local currency	27,966,291	22,646,922
Other	7,135	4,869
Memorandum accounts	1,106,140	1,405,574
Outstanding import credits – foreign currency	1,083,417	1,337,564
Confirmed export credits – foreign currency	22,723	68,010

Note 10 – Funding and borrowings and onlending

a)	Summary

	09/30/2013						09/30/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	155,124,138	27,842,675	9,843,772	59,468,640	252,279,225	34.7	231,919,355	36.2
Deposits received under securities repurchase agreements	145,242,600	15,524,689	14,346,696	120,022,467	295,136,452	40.6	245,271,713	38.3
Funds from acceptance and issuance of securities	3,192,882	14,769,607	7,812,588	24,896,558	50,671,635	7.0	57,044,035	8.9
Borrowings and onlending	4,205,855	16,155,881	17,245,599	35,693,745	73,301,080	10.1	56,853,778	8.9
Subordinated debt (*)	251,720	569,820	3,525,732	50,922,844	55,270,116	7.6	49,342,036	7.7
Total	308,017,195	74,862,672	52,774,387	291,004,254	726,658,508		640,430,917
% per maturity term	42.4	10.3	7.3	40.0
Total – 09/30/2012	242,826,539	66,734,015	51,983,654	278,886,709	640,430,917
% per maturity term	38.0	10.4	8.1	43.5
(*) Includes R$ 876,589 (R$ 798,296 at 09/30/2012) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	09/30/2013						09/30/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	37,816,640	-	-	-	37,816,640	15.0	29,817,694	12.9
Savings accounts	98,227,575	-	-	-	98,227,575	38.9	77,413,953	33.4
Interbank	1,850,621	3,451,294	2,022,091	355,763	7,679,769	3.0	9,515,852	4.0
Time deposits	17,229,302	24,391,381	7,821,681	59,112,877	108,555,241	43.1	115,171,856	49.7
Total	155,124,138	27,842,675	9,843,772	59,468,640	252,279,225		231,919,355
% per maturity term	61.5	11.0	3.9	23.6
Total – 09/30/2012	127,105,134	20,818,387	11,718,292	72,277,542	231,919,355
% per maturity term	54.8	9.0	5.1	31.1

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 104,110 at 09/30/2013 with maturity of 31 to 180 days (R$ 5,154,518 at 09/30/2012, with maturity of 31 to 180 days).

c)	Deposits received under securities repurchase agreements

	09/30/2013						09/30/2012
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	44,977,468	14,323,305	14,330,051	91,064,610	164,695,434	55.8	161,747,280	65.9
Government securities	28,988,986	355,665	12,430	2,837	29,359,918	9.9	28,283,422	11.5
Own issue	2,022,018	13,967,640	14,317,621	91,061,773	121,369,052	41.1	121,776,968	49.6
Foreign	13,966,464	-	-	-	13,966,464	4.8	11,686,890	4.8
Third-party portfolio	100,213,945	2,574	-	-	100,216,519	34.0	66,487,407	27.2
Free portfolio	51,187	1,198,810	16,645	28,957,857	30,224,499	10.2	17,037,026	6.9
Total	145,242,600	15,524,689	14,346,696	120,022,467	295,136,452		245,271,713
% per maturity term	49.2	5.3	4.9	40.6
Total – 09/30/2012	108,261,853	10,884,385	14,977,778	111,147,697	245,271,713
% per maturity term	44.1	4.4	6.1	45.4

d)	Funds from acceptance and issuance of securities

	09/30/2013						09/30/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,435,540	11,765,012	5,451,337	14,624,349	34,276,238	67.6	39,823,317	69.8
Financial	441,971	4,428,827	2,340,464	9,421,846	16,633,108	32.8	19,256,162	33.7
Of real estate loans	1,022,609	5,157,853	1,666,122	1,981,932	9,828,516	19.4	15,444,447	27.1
Bill of credit related to agribusiness	962,869	2,168,647	1,422,850	3,068,595	7,622,961	15.0	4,880,619	8.6
Mortgage notes	8,091	9,685	21,901	151,976	191,653	0.4	242,089	0.4
Debentures	220	-	-	-	220	0.0	2,616,549	4.6
Foreign securities	757,122	3,004,595	2,361,251	10,272,209	16,395,177	32.4	14,604,169	25.6
Non-trade related – issued abroad	757,122	3,004,595	2,361,251	10,272,209	16,395,177	32.4	14,604,169	25.6
Brazil risk note programme	641,787	1,894,902	1,340,245	2,639,042	6,515,976	12.9	7,309,069	12.8
Structure note issued	91,257	451,991	697,625	3,229,781	4,470,654	8.8	3,863,460	6.8
Bonds	4,426	50,250	53,675	2,896,493	3,004,844	5.9	1,778,818	3.1
Fixed rate notes	18,218	533,279	98,743	1,271,135	1,921,375	3.8	1,248,721	2.2
Eurobonds	1,434	14,780	-	120,958	137,172	0.3	306,486	0.5
Other	-	59,393	170,963	114,800	345,156	0.7	97,615	0.2
Total	3,192,882	14,769,607	7,812,588	24,896,558	50,671,635		57,044,035
% per maturity term	6.3	29.2	15.4	49.1
Total – 09/30/2012	3,711,197	18,897,422	10,245,237	24,190,179	57,044,035
% per maturity term	6.5	33.1	18.0	42.4

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity of 31 days to 180 days in the amount of R$ 18,667 (R$ 18,667 at 09/30/2012) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 09/30/2012), totaling R$ 518,667 (R$ 518,667 at 09/30/2012).

e)	Borrowings and onlending

	09/30/2013						09/30/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	3,117,990	10,797,689	11,515,364	6,515,533	31,946,576	43.6	21,993,818	38.7
Domestic	375,430	62,577	156,407	191,371	785,785	1.1	413,787	0.7
Foreign (*)	2,742,560	10,735,112	11,358,957	6,324,162	31,160,791	42.5	21,580,031	38.0
Onlending	1,087,865	5,358,192	5,730,235	29,178,212	41,354,504	56.4	34,859,960	61.3
Domestic – official institutions	1,087,865	4,892,166	5,730,235	29,012,166	40,722,432	55.6	34,255,869	60.3
BNDES	374,302	1,172,656	1,476,781	9,173,202	12,196,941	16.6	10,303,634	18.1
FINAME	647,952	3,481,616	4,110,840	19,671,802	27,912,210	38.1	23,553,949	41.4
Other	65,611	237,894	142,614	167,162	613,281	0.8	398,286	0.7
Foreign	-	466,026	-	166,046	632,072	0.9	604,091	1.1
Total	4,205,855	16,155,881	17,245,599	35,693,745	73,301,080		56,853,778
% per maturity term	5.8	22.0	23.5	48.7
Total – 09/30/2012	2,581,440	12,750,347	14,961,024	26,560,967	56,853,778
% per maturity term	4.5	22.4	26.3	46.7

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

	09/30/2013						09/30/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	127,830	3,507,305	8,198,429	11,833,564	21.4	15,373,772	31.2
Financial treasury bills	181,758	257,620	9,494	24,349,483	24,798,355	44.9	20,712,197	42.0
Euronotes	63,369	184,370	-	17,376,621	17,624,360	31.9	12,175,570	24.7
Bonds	6,593	-	8,894	182,661	198,148	0.4	326,927	0.7
(-) Transaction costs incurred (Note 4b)	-	-	-	(60,900)	(60,900)	(0.1)	(44,726)	(0.1)
Total Other Liabilities	251,720	569,820	3,525,693	50,046,294	54,393,527		48,543,740
Redeemable preferred shares	-	-	39	876,550	876,589	1.6	798,296	1.6
Grand total (*)	251,720	569,820	3,525,732	50,922,844	55,270,116		49,342,036
% per maturity term	0.5	1.0	6.4	92.1
Total – 09/30/2012	1,166,915	3,383,474	81,323	44,710,324	49,342,036
% per maturity term	2.4	6.9	0.2	90.6

(*) The amount of R$ 53,949,412(R$ 44,980,135 at 09/30/2012) is included in the Referential Equity, using the proportionalities set forth in CMN Resolution No. 3,444 of February 28, 2007 and changes made by CMN Resolution No. 3,532 of January 31, 2008.

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	40,000	2003	2013	102% of CDI	127,829
	1,864,500	2007	2014	100% of CDI + 0.35% to 0.6	3,525,371
	33,200			IGPM + 7.22%	73,787
	1,000,000	2008	2014	112% of CDI	1,652,333
	400,000	2008	2015	119.8% of CDI	701,248
	50,000	2010	2015	113% of CDI	72,938
	465,835	2006	2016	100% of CDI + 0.7% (*)	947,161
	2,719,268	2010	2016	110% to 114% of CDI	3,965,632
	122,500			IPCA + 7.21%	191,495
	366,830	2010	2017	IPCA + 7.33%	575,770
				Total	11,833,564

Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	368,964
	1,874,000			112% to 112.5% of CDI	1,893,684
	30,000			IPCA + 7%	42,588
	206,000	2010	2017	IPCA + 6.95% to 7.2%	254,505
	3,223,500	2011	2017	108% to 112% of CDI	3,313,263
	352,400			IPCA + 6.15% to 7.8%	436,860
	138,000			IGPM + 6.55% to 7.6%	176,678
	3,650,000			100% of CDI + 1.29% to 1.52%	3,740,509
	500,000	2012	2017	100% of CDI + 1.12%	515,732
	42,000	2011	2018	IGPM + 7%	50,607
	30,000			IPCA + 7.53% to 7.7%	35,523
	460,645	2012	2018	IPCA + 4.40% to 6.58%	537,674
	3,782,100			100% of CDI + 1.01% to 1.32%	3,891,213
	6,373,127			108% to 113% of CDI	6,647,423
	112,000			9.95% to 11.95%	126,491
	2,000	2011	2019	109% to 109.7% of CDI	2,367
	12,000	2012	2019	11.96%	14,364
	100,500			IPCA + 4.70% to 6.30%	114,752
	1,000			110% of CDI	1,159
	20,000	2012	2020	IPCA + 6.00% to 6.17%	23,911
	1,000			111% of CDI	1,161
	6,000	2011	2021	109.25% to 110.50% of CDI	7,268
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,580,773
	20,000			IGPM + 4.63%	20,886
				Total	24,798,355

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,286,834
	1,000,000	2010	2021	5.75%	2,247,853
	750,000	2011	2021	5.75% to 6.2%	1,713,483
	550,000	2012	2021	6.2%	1,239,457
	2,625,000	2012	2022	5.50% to 5.65%	5,823,808
	1,870,000	2012	2023	5.13%	4,252,025
				Total	17,563,460

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	198,148

Preferred shares - USD	393,072	2002	2015	3.04%	876,589

Total					55,270,116

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 62,732 (R$ 57,703 at 09/30/2012), with maturity of 31 to 180 days in the amount of R$ 184,370 (R$ 93,285 09/30/2012) and over 365 days in the amount of R$ 17,316,359 (R$ 11,979,856 at 09/30/2012), totaling R$ 17,563,461 (R$ 12,130,844 at 09/30/2012).

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions per segment

	Insurance		Pension plan		Capitalization		Total
	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Unearned premiums	5,311,243	4,658,994	8,689	5,012	-	-	5,319,932	4,664,006
Mathematical provision of benefits to be granted and benefits granted	18,626	19,312	84,537,923	74,396,741	-	-	84,556,549	74,416,053
Redemptions and Other Unsettled Amounts	18,786	16,822	57,219	54,144	-	-	76,005	70,966
Financial surplus	1,336	1,455	491,909	494,045	-	-	493,245	495,500
Unsettled claims	3,032,555	2,497,174	93,790	89,305	-	-	3,126,345	2,586,479
Claims / events incurred but not reported (IBNR)	845,090	827,812	12,188	11,937	-	-	857,278	839,749
Administrative and Related Expenses	177,531	162,102	41,147	50,027	25,715	8,795	244,393	220,924
Mathematics for Capitalization and Redemptions	-	-	-	-	2,936,922	2,846,963	2,936,922	2,846,963
Raffles Payable and To Be Held	-	-	-	-	21,890	16,922	21,890	16,922
Complementary Raffles	-	-	-	-	4,950	16,758	4,950	16,758
Other provisions	336,813	357,753	779,269	737,926	4,013	11,059	1,120,095	1,106,738
Total (*)	9,741,980	8,541,424	86,022,134	75,839,137	2,993,490	2,900,497	98,757,604	87,281,058

(*) This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

The Liability adequacy test did not show any deficiency in this period.

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Interbank investments – money market	1,264,457	690,857	823,637	802,895	1,019,307	1,056,449	3,107,401	2,550,201
Securities and derivative financial instruments	3,433,056	3,361,790	85,346,004	75,328,224	2,088,865	1,943,253	90,867,925	80,633,267
PGBL/VGBL fund quotas (1)	-	-	79,779,392	69,856,629	-	-	79,779,392	69,856,629
Government securities - domestic	-	-	54,364,276	46,518,109	-	-	54,364,276	46,518,109
National treasury bills	-	-	27,138,210	12,143,413	-	-	27,138,210	12,143,413
National treasury notes	-	-	25,682,006	29,353,009	-	-	25,682,006	29,353,009
Financial treasury bills	-	-	1,544,060	5,021,687	-	-	1,544,060	5,021,687
Corporate securities	-	-	25,101,742	23,015,851	-	-	25,101,742	23,015,851
Bank deposit certificates	-	-	2,843,376	5,122,402	-	-	2,843,376	5,122,402
Debentures	-	-	3,733,304	2,483,517	-	-	3,733,304	2,483,517
Shares	-	-	1,093,063	1,469,220	-	-	1,093,063	1,469,220
Credit note	-	-	245,618	806,749	-	-	245,618	806,749
Financial treasury bills	-	-	17,183,832	13,128,335	-	-	17,183,832	13,128,335
Securitized real estate loans	-	-	2,549	5,628	-	-	2,549	5,628
PGBL/VGBL fund quotas	-	-	324,138	389,174	-	-	324,138	389,174
Derivative financial instruments	-	-	71,318	25,634	-	-	71,318	25,634
Loans for Shares	-	-	(44,493)	-	-	-	-	-
Accounts receivable / (payable)	-	-	(37,589)	(92,139)	-	-	(37,589)	(92,139)
Other assets	3,433,056	3,361,790	5,566,612	5,471,595	2,088,865	1,943,253	11,088,533	10,776,638
Government	1,020,254	1,122,232	4,429,760	4,219,841	50,869	273,426	5,500,883	5,615,499
Private	2,412,802	2,239,558	1,136,852	1,251,754	2,037,996	1,669,827	5,587,650	5,161,139
Receivables from insurance and reinsurance operations (2)	5,368,212	4,578,916	-	-	-	-	5,368,212	4,578,916
Credit rights	990,116	1,114,637	-	-	-	-	990,116	1,114,637
Commercial – extended guarantee	1,307,185	1,290,864	-	-	-	-	1,307,185	1,290,864
Reinsurance	3,070,911	2,173,415	-	-	-	-	3,070,911	2,173,415
Total	10,065,725	8,631,563	86,169,641	76,131,119	3,108,172	2,999,702	99,343,538	87,762,384

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2) Recorded under Other receivables and Other assets.

c) Financial and operating income per segment

	Insurance						Pension plan						Capitalization		Total
	01/01 to 09/30/2013			01/01 to 09/30/2012			01/01 to 09/30/2013			01/01 to 09/30/2012			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Financial income from insurance, pension plan and capitalization operations	117,350	-	117,350	250,789	-	250,789	165,748	-	165,748	161,185	-	161,185	57,303	98,769	340,401	510,743
Financial income	178,746	-	178,746	277,635	-	277,635	1,897,736	-	1,897,736	4,819,833	-	4,819,833	164,941	216,612	2,241,423	5,314,080
Financial expenses	(61,396)	-	(61,396)	(26,846)	-	(26,846)	(1,731,988)	-	(1,731,988)	(4,658,648)	-	(4,658,648)	(107,638)	(117,843)	(1,901,022)	(4,803,337)
Operating income from insurance, pension plan and capitalization operations	2,535,789	(403,750)	2,132,039	1,746,140	(77,561)	1,668,579	146,485	(4,505)	141,980	76,034	(589)	75,445	375,806	377,498	2,649,825	2,121,522
Premiums and contributions	6,006,548	(1,152,513)	4,854,035	5,193,445	(878,597)	4,314,848	11,838,065	(5,198)	11,832,867	12,401,643	(4,973)	12,396,670	1,755,894	1,503,479	18,442,796	18,214,997
Changes in technical provisions	(618,733)	260,436	(358,297)	(451,151)	147,096	(304,055)	(11,689,229)	-	(11,689,229)	(12,299,414)	-	(12,299,414)	(32,873)	(5,575)	(12,080,399)	(12,609,044)
Expenses for claims, benefits, redemptions and raffles	(2,036,089)	439,892	(1,596,197)	(2,146,843)	607,346	(1,539,497)	3,081	-	3,081	(20,841)	4,384	(16,457)	(1,357,471)	(1,122,974)	(2,950,587)	(2,678,928)
Selling expenses	(800,009)	48,435	(751,574)	(804,810)	46,594	(758,216)	(2,818)	-	(2,818)	(2,077)	-	(2,077)	-	(2,431)	(754,392)	(762,724)
Other operating revenues and expenses	(15,928)	-	(15,928)	(44,501)	-	(44,501)	(2,614)	693	(1,921)	(3,277)	-	(3,277)	10,256	4,999	(7,593)	(42,779)
Total result from insurance, pension plan and capitalization operations	2,653,139	(403,750)	2,249,389	1,996,929	(77,561)	1,919,368	312,233	(4,505)	307,728	237,219	(589)	236,630	433,109	476,267	2,990,226	2,632,265

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,893,223 (R$ 1,647,949 at September 30, 2012) and main natures of these lawsuits refer to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

There are no labor claims of significant amounts falling under the category of possible loss.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 09/30/2013				01/01 to 09/30/2012
	Civil	Labor	Other	Total	Total
Opening balance	3,731,588	4,852,246	192,303	8,776,137	7,344,812
Effect of change in consolidation criteria (Note 2b)	13,105	14,043	9	27,157	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(118,176)	(948,237)	-	(1,066,413)	(1,066,563)
Subtotal	3,626,517	3,918,052	192,312	7,736,881	6,278,249
Monetary restatement/charges	144,200	150,801	-	295,001	188,553
Changes in the period reflected in results (Notes 13f and 13i)	1,160,289	1,076,956	22,952	2,260,197	2,160,763
Increase (*)	1,681,817	1,216,680	25,097	2,923,594	2,720,600
Reversal	(521,528)	(139,724)	(2,145)	(663,397)	(559,837)
Payment	(1,264,848)	(946,101)	-	(2,210,949)	(1,938,586)
Subtotal	3,666,158	4,199,708	215,264	8,081,130	6,688,979
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	134,998	844,304	-	979,302	969,325
Closing balance (Note 13c)	3,801,156	5,044,012	215,264	9,060,432	7,658,304
Closing balance at 09/30/2012 (Note 13c)	3,249,751	4,229,566	178,987	7,658,304
Escrow deposits at 09/30/2013 (Note 13a)	2,166,345	2,372,596	-	4,538,941
Escrow deposits at 09/30/2012 (Note 13a)	2,048,533	2,437,948	-	4,486,481

(*) Civil provisions include the provision for economic plans amounting to R$ 175,978 (R$ 202,097 from January 1 to September 30, 2012) (Note 22k).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 09/30/2013			01/01 to 09/30/2012
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	7,612,614	2,820,991	10,433,605	8,644,552
Effect of change in consolidation criteria (Note 2b)	7,870	1,590	9,460	-
(-) Contingencies guaranteed by indemnity clauses	-	(61,198)	(61,198)	(57,438)
Subtotal	7,620,484	2,761,383	10,381,867	8,587,114
Monetary restatement/charges	287,622	84,730	372,352	697,458
Changes in the period reflected in results	242,592	83,001	325,593	351,434
Increase	438,010	116,414	554,424	572,662
Reversal	(195,418)	(33,413)	(228,831)	(221,228)
Payment	(393,802)	(73,266)	(467,068)	(74,528)
Subtotal	7,756,896	2,855,848	10,612,744	9,561,478
(+) Contingencies guaranteed by indemnity clauses	-	55,814	55,814	60,516
Closing balance (Note 13c and 14c)	7,756,896	2,911,662	10,668,558	9,621,994
Closing balance at 09/30/2012 (Notes 13c and 14c)	7,290,675	2,331,319	9,621,994	-

	01/01 to 09/30/2013			01/01 to 09/30/2012
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	4,196,129	360,710	4,556,839	5,178,313
Effect of change in consolidation criteria (Note 2b)	8,211	-	8,211	-
Appropriation of income	172,035	26,204	198,239	269,626
Changes in the period	778,099	10,453	788,552	180,688
Deposited	1,379,027	32,686	1,411,713	229,759
Withdrawals	(10,312)	-	(10,312)	(41,396)
Reversals to income	(590,616)	(22,233)	(612,849)	(7,675)
Closing balance	5,154,474	397,367	5,551,841	5,628,627
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	1,255	1,255	(896,067)
Closing balance after relocated (Note 13a)	5,154,474	398,622	5,553,096	4,732,560
Closing balance at 09/30/2012 (Note 13a)	4,362,295	370,265	4,732,560

The main discussions related to legal obligations are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,172,875: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 1,725,801.

•	CSLL – Isonomy – R$ 2,344,295: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 623,284.

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 531,403: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 491,773.

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 419,084: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 91,698.

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 11,158,527, are the following:

•	INSS – Non-compensatory amounts – R$ 2,497,689: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,455,400: cases in which the liquidity and the offset credit certainty are discussed.

•	IRPJ and CSLL - Interest on capital - R$ 1,102,878: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years.

•	IRPJ and CSLL – Goodwill – Deduction – R$ 616,279: deductibility of goodwill on acquisition of investments with future expected profitability.

•	ISS – Banking Institutions – R$ 569,880: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under a Supplementary Law.

•	IRPJ and CSLL - Losses and discounts on receipt of credits – R$ 478,217: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	INSS – Prevention Accident Factor (FAP) – R$ 395,435: adequacy of Insurance of Occupational Accident - SAT multiplier, in conformity with the number of Occupational Accident Notices.

•	IRPJ and CSLL – Profit made available abroad – R$ 352,897: discussion of the calculation basis for levy of these taxes on profits earned abroad.

•	IRPJ – Disallowance - offset of tax paid abroad – R$ 320,746: Cases in which the liquidity and certainty of credits offset in connection with income tax paid abroad by branches, main branches, controlled and affilated companies are analyzed.

•	IRPJ, CSLL, PIS and COFINS – Transfer of Shares to the “Nova Bolsa” – R$ 306,050: tax demanded in view of the share transfer process to the “Nova Bolsa”.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 738,426 (R$ 671,220 at 09/30/2012) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	09/30/2013	09/30/2012
Securities (basically financial treasury bills – Note 7b)	1,272,341	1,427,341
Deposits in guarantee (Note 13a)	3,897,544	4,041,708

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	09/30/2013	09/30/2012
Deferred tax assets (Note 14b I)	39,140,693	31,462,518
Social contribution for offset (Note 14b I)	647,727	644,470
Taxes and contributions for offset	3,250,920	3,209,987
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	9,450,640	8,774,268
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,538,941	4,486,481
Escrow deposits for foreign fund raising program	733,690	707,106
Receivables from reimbursement of contingent liabilities (Note 12c)	738,426	671,220
Sundry domestic debtors	2,297,723	1,453,156
Sundry foreign debtors	507,910	110,242
Retirement plan assets (Note 19)	2,860,193	2,141,178
Recoverable payments	30,190	38,051
Salary advances	208,512	207,302
Amounts receivable from related companies	56,416	11,924
Operations without credit granting characteristics	210,739	139,668
Securities and credits receivable	523,608	528,951
(Allowance for loan losses)	(312,869)	(389,283)
Other	930,080	187,872
Total	65,602,800	54,245,443

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 260,896 (R$ 153,185 at 09/30/2012) and Deferred Tax Assets of R$ 1,078,437 (R$ 1,072,951 at 09/30/2012) (Note 14b I).

b)	Prepaid expenses

	09/30/2013	09/30/2012
Commissions	3,210,050	3,153,775
Related to vehicle financing	602,756	931,975
Related to insurance and pension plan	1,418,037	1,375,098
Restricted to commissions/partnership agreements	663,582	535,034
Other	525,675	311,668
Brazilian deposit guarantee fund (*)	11,996	199,180
Advertising	346,803	331,787
Other	356,643	293,769
Total	3,925,492	3,978,511

(*) Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Brazilian deposit guarantee fund (Fundo Garantidor de Crédito - FGC), according to BACEN Circular No. 3,416, of 10/24/2008.

c)	Other sundry liabilities

	09/30/2013	09/30/2012
Provisions for contingent liabilities (Note 12b)	11,972,094	9,989,623
Provisions for sundry payments	1,939,311	1,901,358
Personnel provision	1,721,792	1,675,180
Sundry creditors - local	2,249,081	1,691,049
Sundry creditors - foreign	1,816,917	1,927,152
Liabilities for official agreements and rendering of payment services	729,000	554,725
Related to insurance operations	1,203,609	857,563
Liabilities for purchase of assets and rights	3,655	3,172
Creditors of funds to be released	1,334,816	979,472
Funds from consortia participants	27,843	84,097
Provision for Retirement Plan Benefits (Note 19)	627,939	348,435
Provision for health insurance (*)	648,076	632,641
Expenses for lease interests (Note 4i)	287,729	212,155
Other	682,686	574,405
Total	25,244,548	21,431,027

(*) Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

d)	Banking service fees

	01/01 to 09/30/2013	01/01 to 09/30/2012
Asset management	2,641,025	2,232,894
Funds management fees	2,367,480	2,080,720
Consortia management fee	273,545	152,174
Current account services	544,602	453,188
Credit cards	5,535,078	4,748,607
Relationship with stores	5,464,210	4,574,652
Credit card processing	70,868	173,955
Sureties and credits granted	1,278,990	1,165,739
Loan operations	576,113	533,235
Guarantees provided	702,877	632,504
Receipt services	1,060,583	1,051,608
Collection fees	895,608	860,121
Collection services	164,975	191,487
Other	1,168,513	1,115,331
Custody services and management of portfolio	209,271	173,865
Economic and financial advisory	247,905	282,424
Foreign exchange services	74,607	76,830
Other services	636,730	582,212
Total	12,228,791	10,767,367

e)	Income from bank charges

	01/01 to 09/30/2013	01/01 to 09/30/2012
Loan operations/registration	782,215	790,546
Credit cards – annual fees and other services (*)	1,619,941	1,352,986
Deposit account	94,649	111,362
Transfer of funds	126,825	115,419
Income from securities brokerage (*)	350,301	254,564
Service package fees and other	2,301,879	1,723,233
Total	5,275,810	4,348,110

(*) In compliance with BACEN Circular Letter No. 3,490.

f)	Personnel expenses

	01/01 to 09/30/2013	01/01 to 09/30/2012
Compensation	(4,705,897)	(4,352,081)
Charges	(1,612,510)	(1,572,154)
Welfare benefits (Note 19)	(1,447,210)	(949,037)
Training	(128,244)	(177,428)
Labor claims and termination of employees (Note 12b)	(1,338,859)	(1,276,759)
Stock Option Plan	(147,337)	(133,040)
Total	(9,380,057)	(8,460,499)
Employees’ profit sharing	(1,856,617)	(1,826,092)
Total with employees’ profit sharing	(11,236,674)	(10,286,591)

g)	Other administrative expenses

	01/01 to 09/30/2013	01/01 to 09/30/2012
Data processing and telecommunications	(2,661,544)	(2,625,572)
Depreciation and amortization	(1,388,241)	(1,217,863)
Installations	(1,673,767)	(1,673,420)
Third-party services	(2,427,884)	(2,423,464)
Financial system services	(342,379)	(357,046)
Advertising, promotions and publication	(729,413)	(674,094)
Transportation	(339,510)	(376,322)
Materials	(262,531)	(298,436)
Security	(408,427)	(384,744)
Travel expenses	(139,939)	(139,182)
Other	(375,699)	(379,750)
Total	(10,749,334)	(10,549,893)

h)	Other operating revenue

	01/01 to 09/30/2013	01/01 to 09/30/2012
Reversal of operating provisions	38,409	17,949
Recovery of charges and expenses	35,835	46,146
Other	166,745	129,538
Total	240,989	193,633

i)	Other operating expenses

	01/01 to 09/30/2013	01/01 to 09/30/2012
Provision for contingencies (Note 12b)	(1,295,868)	(1,200,980)
Civil lawsuits	(1,160,289)	(1,250,805)
Tax and social security contributions	(112,627)	63,509
Other	(22,952)	(13,684)
Selling - credit cards	(1,350,167)	(1,213,761)
Claims	(310,769)	(449,332)
Provision for health insurance (Note 13c)	(13,485)	(9,711)
Refund of interbank costs	(183,010)	(175,418)
Other	(727,017)	(695,675)
Total	(3,880,316)	(3,744,877)

j)	Non operating income – From 01/01 at 09/30/2012, basically composed of the result of the full disposal of investment in Banco BPI, S.A. in the amount of R$ (302,921) and due to the partial disposal of one interest in Orbitall Serviços e Processamento de Informações Comerciais S.A. in the amount of R$ (17,596).

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with income tax and social contribution:

	01/01 to 09/30/2013	01/01 to 09/30/2012

Income before income tax and social contribution	14,169,392	13,298,602
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(5,667,757)	(5,319,441)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	75,556	69,601
Foreign exchange variation on investments abroad	860,013	537,865
Interest on capital	1,231,717	1,377,669
Corporate reorganizations	470,889	-
Dividends and interest on external debt bonds	119,950	163,644
Other nondeductible expenses net of non taxable income	66,661	315,482
Deferred tax asset recognized from prior periods	-	324,148
Total income tax and social contribution	(2,842,971)	(2,531,032)

II -	Composition of tax expenses:

	01/01 to 09/30/2013	01/01 to 09/30/2012
PIS and COFINS	(2,400,774)	(2,506,234)
ISS	(594,230)	(477,710)
Other	(300,585)	(333,273)
Total (Note 4o)	(3,295,589)	(3,317,217)

At ITAÚ UNIBANCO HOLDING tax expenses amount to R$ 171,431 (R$ 162,726 from 01/01 to 09/30/2012) are basically composed of PIS and COFINS.

III -	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	09/30/2012	09/30/2013	12/31/2012	Realization / Reversal	Effect of change in consolidation (1)	Increase	09/30/2013	09/30/2012
Reflected in income and expense accounts			31,568,064	(8,243,627)	221,259	11,631,342	35,177,036	31,281,701
Related to income tax and social contribution loss carryforwards			3,943,862	(1,029,512)	58,908	3,194,818	6,168,076	4,978,577
Related to disbursed provisions			18,133,301	(5,096,329)	128,868	5,294,731	18,460,571	17,525,967
Allowance for loan losses			14,963,203	(3,919,592)	104,201	4,602,464	15,750,276	14,508,275
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			277,873	(277,873)	-	484,150	484,150	214,206
Allowance for real estate			62,134	(7,237)	-	111,378	166,275	63,479
Goodwill on purchase of investments			2,695,741	(859,012)	24,259	75,646	1,936,634	2,614,220
Other			134,350	(32,615)	408	21,093	123,236	125,787
Related to non-disbursed provisions (2)	23,932,975	27,053,222	9,490,901	(2,117,786)	33,483	3,141,793	10,548,389	8,777,158
Related to the operation	18,874,559	21,994,807	7,467,536	(2,117,786)	33,483	3,141,793	8,525,024	7,057,296
Legal liabilities – tax and social security	2,992,976	3,342,231	1,645,264	(39)	-	224,697	1,869,922	1,643,750
Provision for contingent liabilities	7,938,544	9,677,115	3,490,867	(920,370)	14,023	1,051,488	3,636,007	2,976,410
Civil lawsuits	3,100,465	3,649,885	1,421,603	(381,855)	5,329	395,506	1,440,583	1,222,458
Labor claims	2,845,989	3,496,537	1,229,129	(512,044)	4,410	600,906	1,322,401	1,074,395
Tax and social security contributions	1,941,689	2,482,164	821,500	(26,371)	4,183	55,076	854,388	660,174
Other	50,401	48,529	18,634	(100)	101	-	18,635	19,383
Adjustments of operations carried out in futures settlement market	106,858	1,616,317	8,983	(10,034)	-	630,953	629,902	41,457
Provision related to health insurance operations	632,641	648,076	253,837	-	-	5,394	259,231	253,056
Other non-deductible provisions	7,203,540	6,711,068	2,068,584	(1,187,343)	19,460	1,229,261	2,129,962	2,142,623
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,058,415	2,023,365	-	-	-	2,023,365	1,719,862

Reflected in stockholders’ equity accounts
Corporate reorganizations	-	9,765,876	3,791,284	(470,886)	-	-	3,320,398	-
Adjustment to market value of available-for-sale securities	511,020	1,608,149	148,010	(110,672)	-	605,921	643,259	180,817
Total	24,443,995	38,427,247	35,507,358	(8,825,185)	221,259	12,237,263	39,140,693	31,462,518
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			658,941	(11,214)	-	-	647,727	644,470

(1) Effect of change in consolidation criteria (Note 2b).

(2) From a financial point of view, rather than recording the provision of R$ 27,053,222 (R$ 23,932,975 at 09/30/2012) and deferred tax assets of R$ 10,548,389 (R$ 8,777,158 at 09/30/2012), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 39,140,693 (R$ 31,462,518 at 09/30/2012) to R$ 28,592,304 (R$ 22,685,360 at 09/30/2012).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 1,078,437 (R$ 1,072,951 at 09/30/2012) and are basically represented by legal liabilities – tax and social security of R$ 523,298 (R$ 415,160 at 09/30/2012), which expected realization is dependent upon the progress of the lawsuit, and tax loss of R$ 551,567 (R$ 531,787 at 09/30/2012).

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2012	Realization / Reversal	Increase (1)	09/30/2013	09/30/2012
Reflected in income and expense accounts	7,993,028	(2,434,535)	1,977,012	7,535,505	8,439,259
Depreciation in excess – leasing	5,452,529	(2,068,098)	1,352,817	4,737,248	5,921,881
Restatement of escrow deposits and contingent liabilities	1,044,702	(140,589)	212,342	1,116,455	1,048,711
Provision for pension plan benefits	915,252	-	3,994	919,246	751,740
Adjustment to market value of securities and derivative financial instruments	186,037	(186,037)	156,968	156,968	331,713
Adjustments of operations carried out in future settlement market	116,918	-	246,579	363,497	115,002
Taxation of results abroad – capital gains	96,426	-	4,312	100,738	92,954
Other	181,164	(39,811)	-	141,353	177,258
Reflected in stockholders’ equity accounts	1,142,821	(1,023,951)	18,333	137,203	998,130
Adjustment to market value of available-for-sale securities	1,142,821	(1,023,951)	8,623	127,493	998,130
Provision for pension plan benefits (2)	-	-	9,710	9,710	-
Total	9,135,849	(3,458,486)	1,995,345	7,672,708	9,437,389

(1) Effect of change in consolidation criteria (Note 2b) in the amount of R$ 2,079, refering to restatement of escrow deposits and contingent liabilities.

(2) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 3,936 (R$ 4,441 at 09/30/2012), basically represented by restatement of escrow deposits and contingent liabilities.

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2013, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2013	8,514,346	26%	840,753	13%	9,355,099	24%	16	0%	(1,115,415)	15%	8,239,700	26%
2014	6,090,448	19%	1,413,118	23%	7,503,566	19%	170,088	26%	(2,099,487)	27%	5,574,167	17%
2015	6,201,431	19%	1,018,199	17%	7,219,630	19%	193,176	30%	(2,018,008)	26%	5,394,798	17%
2016	3,663,681	11%	1,527,763	25%	5,191,444	13%	284,447	44%	(1,073,066)	14%	4,402,825	14%
2017	2,759,256	8%	1,225,862	20%	3,985,118	10%	-	0%	(315,296)	4%	3,669,822	11%
after 2017	5,743,455	17%	142,381	2%	5,885,836	15%	-	0%	(1,051,436)	14%	4,834,400	15%
Total	32,972,617	100%	6,168,076	100%	39,140,693	100%	647,727	100%	(7,672,708)	100%	32,115,712	100%
Present value (*)	29,591,392		5,612,391		35,203,783		589,613		(6,923,861)		28,869,535

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV-	In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), at 09/30/2012 deferred tax assets were recorded up to the amount added to the tax liabilities, while the amount of R$ 548,992 at the mentioned date. At 09/30/2013 there are none deferred tax assets unrecorded.

c)	Tax and social security contributions

	09/30/2013	09/30/2012
Taxes and contributions on income payable	3,769,798	3,430,481
Taxes and contributions payable	1,413,320	1,257,600
Provision for deferred income tax and social contribution (Note 14b II)	7,672,708	9,437,389
Legal liabilities – tax and social security (Note 12b)	7,756,896	7,290,675
Total	20,612,722	21,416,145

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 1,448,413 (R$ 1,030,904 at 09/30/2012) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 1,211,977 (R$ 940,949 at 09/30/2012), whose nature refers to PIS and COFINS – Calculation basis: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services.

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	09/30/2013	09/30/2012
Taxes paid or provided for	12,233,129	12,617,698
Taxes withheld and collected from third parties	7,808,565	9,397,799
Total	20,041,694	22,015,497

Note 15 – Permanent Assets

a)	Investment

I - Change of relevant investments - ITAÚ UNIBANCO HOLDING

Companies		Balances at 12/31/2012	Amortization of goodwill	Subscriptions / acquisitions / sales	Dividends / interest on capital paid/provided for (1)	Equity in earnings of subsidiaries (2)	Adjustments in marketable securities of subsidiaries and other	Balance at 09/30/2013	Balance at 09/30/2012	Equity in earnings of subsidiaries from 01/01 to 09/30/2012
Domestic		54,683,079	(4,752)	318	(6,233,221)	5,595,511	(2,306,308)	51,734,627	54,057,764	5,809,660
Itaú Unibanco S.A.	(3a)(4a)(5a)	45,058,817	(4,752)	-	(3,284,596)	3,008,623	(2,051,355)	42,726,737	44,400,735	2,339,118
Banco Itaú BBA S.A.	(5b)	6,235,591	-	-	(799,610)	1,295,705	(254,209)	6,477,477	6,339,058	1,089,095
Banco Itaucard S.A.	(4b)(5c)(6)	2,463,241	-	300	(2,151,873)	1,077,610	(741)	1,388,537	2,323,080	2,127,733
Itaú Corretora de Valores S.A.	(6)	879,321	-	-	-	212,174	(3)	1,091,492	944,790	251,591
Itaú BBA Participações S.A.		46,107	-	-	2,858	1,398	-	50,363	50,101	2,079
Itaú Seguros S.A.	(7)	-	-	18	-	1	-	19	-	-
Itaú Soluções Previdenciárias Ltda.		2	-	-	-	-	-	2	-	-
Redecard S.A.		-	-	-	-	-	-	-	-	44
Foreign		3,548,367	(38,556)	259,667	(21,249)	537,966	(16,031)	4,270,164	3,144,714	423,933
Itau Chile Holdings, INC.	(3b)	2,982,642	(33,931)	200,510	-	353,381	3,053	3,505,655	2,628,580	288,969
Banco Itau Uruguay S.A.	(3c)	390,621	(3,534)	59,157	-	127,199	(19,084)	554,359	359,839	91,851
OCA S.A.	(3d)	127,657	(939)	-	(21,249)	53,257	-	158,726	111,641	38,294
OCA Casa Financeira S.A.	(3e)	44,369	(136)	-	-	4,163	-	48,396	41,877	4,670
ACO Ltda.	(3f)	3,078	(16)	-	-	(34)	-	3,028	2,777	149
Grand total		58,231,446	(43,308)	259,985	(6,254,470)	6,133,477	(2,322,339)	56,004,791	57,202,478	6,233,593

(1) Dividends approved and not paid are recorded as Dividends receivable.

(2) At September 30, 2013, includes foreign exchange variation in the amount of R$ 253,375;

(3) At September 30, 2013, includes goodwill in the amounts of (a) R$ 32,206; (b) R$ 147,035; (c) R$ 15,313; (d) R$ 4,070; (e) R$ 591; (f) R$ 71;

(4) At September 30, 2013, includes Adjustments of unrealized results in the results of operations and in investments, respectively, in the amounts of: (a) R$ 81.943 and R$ (573,670); (b) R$ 20,621 and R$ (3,962).

(5) At September 30, 2013, includes adjustments to standardize procedures under the scope of the investor in the results of operations and investments, respectively, in the amounts of: (a) R$ (10,738) and R$ (31,211); (b) R$ 7,198 and R$ (40,395); and (c) R$ (436) and R$ (3,328).

(6) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

(7) On May 31, 2013, Itaú Unibanco Holding acquired equity securities of Itaú Seguros.

		Stockholders’	Net income	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	equity	for the period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	39,676,320	43,250,267	2,937,428	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	6,517,872	1,288,507	5,284,526	5,284,526	-	99.99	99.99
Banco Itaucard S.A.	15,564,076	17,777,739	1,169,409	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S.A.	1,046,841	2,304,532	234,845	-	811,503	-	-	1.94
Itaú BBA Participações S.A.	35,196	50,363	1,398	12,953	25,906	-	100.00	100.00
Itaú Seguros S.A.	5,414,295	8,084,349	584,489	450	1	-	0.00	0.00
Itaú Soluções Previdenciárias Ltda.	306,880	340,796	13,934	-	-	22	0.00	0.00
Foreign
Itau Chile Holdings, INC.	2,893,913	3,358,620	65,041	100	-	-	100.00	100.00
Banco Itau Uruguay S.A.	326,662	539,046	152,330	3,193,173,911	-	-	100.00	100.00
OCA S.A.	15,367	154,656	60,570	1,502,176,740	-	-	100.00	100.00
OCA Casa Financeira S.A.	19,832	47,805	6,541	646	-	-	100.00	100.00
ACO Ltda.	14	2,980	110	-	-	131	99.24	99.24

II -	Composition of investments

	09/30/2013	09/30/2012
Investment in affiliates and jointly controlled entities	2,345,214	2,365,544
Domestic	2,267,520	2,364,623
Porto Seguro Itaú Unibanco Participações S.A. (*)	1,359,779	1,254,314
BSF Holding S.A.	846,906	821,531
Tecnologia Bancária S.A. (*)	57,680	44,059
Serasa S.A.	-	244,642
Other	3,155	77
Foreign	77,694	921
MCC Securities Inc. (Note 2b)	58,040	-
MCC Corredora de Bolsa (Note 2b)	15,132	-
Other	4,522	921
Other investments	996,570	1,163,906
Investments through tax incentives	169,646	170,245
Equity securities	12,885	12,804
Shares and quotas	247,929	277,080
Interest in Instituto de Resseguros do Brasil - IRB	229,526	227,170
Other	336,584	476,607
(Allowance for loan losses)	(273,788)	(205,292)
Total	3,067,996	3,324,158

(*) For the purpose of accounting for participation in earnings, the position at 08/31/2013 was used, as provided in Circular Letter nº 1,963 of 05/23/1991, of BACEN;

III -	Equity in earnings of affiliates, jointly controlled entities and other investments

	01/01 to 09/30/2013	01/01 to 09/30/2012
Investment in affiliates and jointly controlled entities – domestic	231,117	196,877
Investment in affiliates and jointly controlled entities – foreign	3,247	(101,525)
Dividends received from other investments	36,448	88,966
Result non arising from income controlled companies	(6,118)	5,560
Total	264,694	189,878

b)	Fixed assets, goodwill and intangible assets

I)	Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems (4)	Other (comunication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balances at 12/31/2012	959,160	2,471,850	1,252,190	871,511	928,553	5,490,063	607,655	12,580,982
Acquisitions	77	420,559	112,242	108,214	108,264	901,235	56,908	1,707,499
Disposals	(7,793)	(12,926)	(187,406)	(5,436)	(10,593)	(361,884)	(2,140)	(588,178)
Exchange variation	228	2,115	10,164	(213)	174	(6,112)	557	6,913
Other (5)	(1,852)	(16,898)	16,152	(383)	(22,847)	8,546	(4,013)	(21,295)
Balance at 09/30/2013	949,820	2,864,700	1,203,342	973,693	1,003,551	6,031,848	658,967	13,685,921

Depreciation
Balances at 12/31/2012	-	(1,607,294)	(613,085)	(357,777)	(416,542)	(3,663,894)	(347,756)	(7,006,348)
Depreciation expenses	-	(54,665)	(181,526)	(58,622)	(61,206)	(723,000)	(46,917)	(1,125,936)
Disposals	-	9,995	187,406	3,533	4,958	341,120	1,719	548,731
Exchange variation	-	734	(2,749)	2,346	9,243	(5,011)	202	4,765
Other (5)	-	15,590	238	(11,783)	3,202	943	2,094	10,284
Balance at 09/30/2013	-	(1,635,640)	(609,716)	(422,303)	(460,345)	(4,049,842)	(390,658)	(7,568,504)

Impairment
Balances at 12/31/2012	-	-	-	-	(8,933)	-	-	(8,933)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 09/30/2013	-	-	-	-	(8,933)	-	-	(8,933)

Book value
Balance at 09/30/2013	949,820	1,229,060	593,626	551,390	534,273	1,982,006	268,309	6,108,484
Balance at 09/30/2012	969,207	804,065	641,221	472,704	496,653	1,695,877	250,386	5,330,113

(1) There are no contractual commitments for purchase of new fixed assets.

(2) Includes amounts pledged in guarantee of voluntary deposits (Nota 12b).

(3) Includes the amount of R$ 3,527 related to attached real estate; fixed assets under construction in the amount of R$ 753,703, consisting of R$ 637,455 in real estate in use; R$ 12,905 in improvements, and R$ 103,343 in equipment.

(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance leases. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 262,885 at 09/30/2013.

(5) Basically includes the effect of change in consolidation criteria (Note 2b) in the amount of R$ 8,086.

II) Goodwill

			Changes
	Amortization period	Balances at 12/31/2012	Acquisitions	Amortization expenses	Impairment	Disposals (*)	Balance at 09/30/2013	Balance at 09/30/2012
Goodwill (Notes 2b and 4j)	10 years	101,424	1,850	(3,231)	-	(55,060)	44,983	10,068,929

(*) Disposals relating to goodwill recorded in the acquisition of participation in companies MCC Securities and MCC Corredora, joint ventures previously proportionately consolidated, became registered as participation in earnings as of 01/01/2013.

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for aquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acqusition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10 to 20%

Cost
Balances at 12/31/2012	1,497,576	1,319,266	1,495,310	1,553,482	24,699	610,067	6,500,400
Acquisitions	137,686	245,267	294,569	614,787	-	-	1,292,309
Disposals	(418,472)	(22,692)	(85,801)	(49,872)	-	(1,323)	(578,160)
Exchange variation	-	751	(11,127)	-	-	24,583	14,207
Other (3)	-	110,682	16,851	-	(3,087)	5	124,451
Balance at 09/30/2013	1,216,790	1,653,274	1,709,802	2,118,397	21,612	633,332	7,353,207

Amortization
Balances at 12/31/2012	(781,122)	(176,423)	(658,469)	(10,792)	(9,211)	(253,666)	(1,889,683)
Amortization expenses (4)	(212,407)	(99,925)	(211,742)	(25,312)	(3,242)	(50,133)	(602,761)
Disposals	410,354	15,259	85,801	-	-	1,323	512,737
Exchange variation	-	(95)	14,925	-	-	(14,342)	488
Other (3)	-	(9,810)	(650)	-	3,087	(4)	(7,377)
Balance at 09/30/2013	(583,175)	(270,994)	(770,135)	(36,104)	(9,366)	(316,822)	(1,986,596)

Impairment (5)
Balances at 12/31/2012	(18,251)	(3,402)	-	-	-	-	(21,653)
Additions/ assumptions	-	(1,792)	-	-	-	-	(1,792)
Reversals	-	-	-	-	-	-	-
Balance at 09/30/2013	(18,251)	(5,194)	-	-	-	-	(23,445)

Book value
Balance at 09/30/2013	615,364	1,377,086	939,667	2,082,293	12,246	316,510	5,343,166
Balance at 09/30/2012	661,278	1,196,244	808,689	1,369,356	16,569	372,130	4,424,266

(1) There are no contractual commitments for purchase of new intangible assets.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits.

(3) Basically includes the effect of change in consolidation criteria (Note 2b) in the amount of R$ 99,703.

(4) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(5) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting of April 19, 2013 approved the increase of subscribed and paid-up capital by R$ 15,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on May 21, 2013 and the process was approved by the Central Bank on May 6, 2013. Accordingly, capital stock was increased by 457,093,610 shares.

Capital comprises 5,028,029,710 book-entry shares with no par value, of which 2,518,215,040 are common and 2,509,814,670 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 60,000,000 (R$ 45,000,000 at 09/30/2012), of which R$ 41,652,325 (R$ 31,108,373 at 09/30/2012) refers to stockholders domiciled in the country and R$ 18,347,675 (R$ 13,891,627 at 09/30/2012) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – Made effective on May 21, 2013	228,928,640	228,164,970	457,093,610
Shares of capital stock at 09/30/2013	2,518,215,040	2,509,814,670	5,028,029,710
Residents in Brazil at 09/30/2013	2,502,347,646	988,137,793	3,490,485,439
Residents abroad at 09/30/2013	15,867,394	1,521,676,877	1,537,544,271
Treasury shares at 12/31/2012	2,100	52,554,239	52,556,339	(1,523,500)
Purchase of treasury shares	-	23,500,000	23,500,000	(662,215)
Exercised – granting of stock options	-	(5,060,775)	(5,060,775)	39,319
Disposals – stock option plan	-	(4,477,121)	(4,477,121)	228,516
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – Made effective on May 21, 2013	210	4,706,907	4,707,117
Treasury shares at 09/30/2013 (1)	2,310	71,223,250	71,225,560	(1,917,880)
Outstanding shares at 09/30/2013	2,518,212,730	2,438,591,420	4,956,804,150
Outstanding shares at 09/30/2012 (2)	2,518,212,730	2,451,855,761	4,970,068,491

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) For better comparability, outstanding shares for the period ending September 30, 2012 were adjusted for the bonus of May 21, 2013.

We detail below the average cost of treasury shares and their market price at September 30, 2013:

Cost/Market value	Common	Preferred
Minimum	-	26.36
Weighted average	-	28.18
Maximum	-	29.24
Treasury shares
Average cost	8.77	26.93
Market value	30.15	31.46

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income	8,053,240
Adjustments:
(-) Legal reserve	(402,662)
Dividend calculation basis	7,650,578
Mandatory dividend	1,912,644
Dividend – paid/provided for	1,912,644	25.0%

II – Payments/provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	1,938,819	(206,423)	1,732,396
Dividends - 8 monthly installments of R$ 0.015 per share paid in February to September 2013	562,667	-	562,667
Interest on capital - R$ 0.2774 per share, paid on 08/21/2013	1,376,152	(206,423)	1,169,729

Provision (recorded in other liabilities – Social and Statutory)	198,941	(18,693)	180,248
Dividends - 1 monthly installment of R$ 0.015 per share paid on 10/01/2013	74,321	-	74,321
Interest on capital - R$ 0.0251 per share	124,620	(18,693)	105,927

Total from 01/01 to 09/30/2013 - R$ 0.3921 net per share	2,137,760	(225,116)	1,912,644
Total from 01/01 to 09/30/2012 - R$ 0.3942 net per share	2,201,800	(242,854)	1,958,946

c)	Capital and revenue reserves

	09/30/2013	09/30/2012
Capital reserves	854,358	812,352
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	569,741	527,735
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	29,213,757	38,685,639
Legal	4,790,665	4,260,435
Statutory:	24,423,092	34,425,204
Dividends equalization (1)	8,866,267	10,291,315
Working capital increase (2)	6,652,127	10,381,519
Increase in capital of investees (3)	8,904,698	13,752,370

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 09/30/2013	01/01 to 09/30/2012	09/30/2013	09/30/2012
ITAÚ UNIBANCO HOLDING	8,053,240	8,248,192	87,334,784	84,160,377
Amortization of goodwill	1,611,738	1,853,953	(2,629,678)	(5,181,866)
Corporate reorganizations	1,384,959	-	(6,445,479)	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	11,049,937	10,102,145	78,259,627	78,978,511

e)	Minority interest in subsidiaries

	Stockholders’ equity		Net Income
	09/30/2013	09/30/2012	01/01 to 09/30/2013	01/01 to 09/30/2012
Itau Bank, Ltd. (1)	876,589	798,296	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (Note 2b)	348,094	-	(41,446)	-
Banco Itaú BMG Consignado S.A. (Note 2b)	295,053	-	8,124	-
Luizacred S.A. Soc. Cred. Financiamento Investimento (Note 2b)	213,554	-	(47,886)	-
IGA Participações S.A. (2)	50,781	55,421	(1,306)	(1,499)
Investimentos Bemge S.A.	20,487	19,546	(731)	(809)
Banco Investcred Unibanco S.A. (Note 2b)	19,111	-	(539)	-
Biogeração de Energia S.A.	10,711	9,335	(4,599)	(3,053)
Redecard S.A.	-	110,381	-	(517,427)
Biu Participações S.A. (Note 2b)	-	119,716	-	(16,066)
Outras	7,377	8,590	(6,352)	(3,599)
Total	1,841,757	1,121,285	(94,735)	(542,453)

(1) Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

(2) New company name of Itaú Gestão de Ativos S.A.

f)	Stock option plan

I – Purpose and guidelines of the plan

The ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the programs

II.I – Simple options

Prior programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended September 30, 2013 – R$ 34.66 per share (at September 30, 2012 - R$ 36.00 per share).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended September 30, 2013 - R$ 15,215 (at September 30, 2012 - R$ 50,361).

Summary of changes in the plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance			Forfeited (*) /	To be exercised at	To be exercised at
No.	Date	until	until	price (R$ 1)	exercise price	market price	12/31/2012	Granted	Exercised	cancelled	09/30/2013	09/30/2012

Simple options
12th	02/21/2006	12/31/2010	12/31/2013	28.19	27.83	34.09	5,398,671	-	(772,435)	(30,250)	4,595,986	5,398,671
12th	08/06/2007	12/31/2010	12/31/2013	28.19	-	-	17,454	-	-	-	17,454	17,454
16th	08/10/2009	12/31/2010	12/31/2014	32.05	31.57	35.99	961,583	-	(11,000)	-	950,583	961,583
13th	02/14/2007	12/31/2011	12/31/2014	35.89	-	-	6,866,761	-	-	(367,538)	6,499,223	6,974,147
13th	08/06/2007	12/31/2011	12/31/2014	35.89	-	-	33,714	-	-	-	33,714	33,714
13th	10/28/2009	12/31/2011	12/31/2014	35.89	-	-	50,549	-	-	-	50,549	50,549
34th	03/21/2007	03/21/2012	03/20/2013	36.08	-	-	83,491	-	-	(83,491)	-	83,491
35th	03/22/2007	03/22/2012	03/21/2013	36.05	-	-	32,465	-	-	(32,465)	-	32,465
36th	05/14/2008	05/14/2012	05/13/2013	45.23	-	-	27,830	-	-	(27,830)	-	27,830
17th	09/23/2009	09/23/2012	12/31/2014	37.03	-	-	32,506	-	-	-	32,506	32,506
14th	02/11/2008	12/31/2012	12/31/2015	41.38	-	-	7,885,831	-	-	(348,438)	7,537,393	8,014,539
14th	05/05/2008	12/31/2012	12/31/2015	41.38	-	-	22,688	-	-	-	22,688	22,688
14th	10/28/2009	12/31/2012	12/31/2015	41.38	-	-	50,549	-	-	-	50,549	50,549
36th	05/14/2008	05/14/2013	05/13/2014	45.73	-	-	27,830	-	-	-	27,830	27,830
Quantity of options exercisable at the end of the period					27.88	34.12	21,491,922	-	(783,435)	(890,012)	19,818,475	21,728,017
15th	03/03/2009	12/31/2013	12/31/2016	27.26	26.69	34.11	13,904,836	-	(654,731)	(104,423)	13,145,682	13,904,836
15th	10/28/2009	12/31/2013	12/31/2016	27.06	-	-	50,549	-	-	-	50,549	50,549
18th	04/17/2010	12/31/2014	12/31/2017	43.96	-	-	6,526,309	-	-	(38,687)	6,487,622	6,621,140
18th	05/11/2010	12/31/2014	12/31/2017	43.96	-	-	1,225,390	-	-	(45,544)	1,179,846	1,239,725
37th	04/19/2011	12/31/2015	12/31/2018	42.94	-	-	10,562,458	-	-	(112,308)	10,450,150	10,632,885
37th	01/13/2012	12/31/2015	12/31/2018	42.94	-	-	16,921	-	-	-	16,921	16,921
38th	01/13/2012	12/31/2016	12/31/2019	32.11	-	-	16,607	-	-	(2,802)	13,805	16,607
38th	04/27/2012	12/31/2016	12/31/2019	32.11	-	-	11,366,754	-	-	(101,325)	11,265,429	11,385,364
Total options outstanding not exercisable					26.69	34.11	43,669,824	-	(654,731)	(405,089)	42,610,004	43,868,027
Total simple options outstanding					27.34	34.11	65,161,746	-	(1,438,166)	(1,295,101)	62,428,479	65,596,044

Partners options
3rd	02/29/2008	09/03/2012	-	-	-	28.41	36,821	-	(36,821)	-	-	36,821
4th	03/03/2008	03/03/2013	-	-	-	34.25	410,238	-	(410,238)	-	-	426,322
8th	08/17/2010	08/16/2013	-	-	-	29.20	361,356	-	(355,192)	(6,164)	-	361,356
9th	08/30/2010	08/16/2013	-	-	-	29.20	354,151	-	(347,250)	(6,901)	-	356,859
11th	09/30/2010	08/16/2013	-	-	-	31.59	19,485	-	(19,485)	-	-	19,485
5th	09/03/2008	09/03/2013	-	-	-	29.27	464,821	-	(456,304)	(8,517)	-	487,545
10th	09/30/2010	09/29/2013	-	-	-	31.45	1,995,832	-	(1,982,509)	(13,323)	-	2,003,540
Quantity of options exercisable at the end of the period					-	31.03	3,642,704	-	(3,607,799)	(34,905)	-	3,691,928
17th	06/14/2012	02/27/2014	-	-	-	-	8,570	-	-	-	8,570	8,570
12th	02/28/2011	02/28/2014	-	-	-	-	1,683,445	-	-	(20,659)	1,662,786	1,686,845
6th	03/06/2009	03/06/2014	-	-	-	27.85	725,342	-	(14,810)	(13,301)	697,231	762,529
7th	06/19/2009	03/06/2014	-	-	-	-	87,390	-	-	-	87,390	87,390
14th	11/04/2011	08/18/2014	-	-	-	-	559	-	-	-	559	559
17th	06/14/2012	08/18/2014	-	-	-	-	2,780	-	-	-	2,780	2,780
13th	08/19/2011	08/19/2014	-	-	-	-	755,440	-	-	(23,139)	732,301	755,440
17th	06/14/2012	02/23/2015	-	-	-	-	9,005	-	-	-	9,005	9,005
15th	02/24/2012	02/24/2015	-	-	-	-	1,729,295	-	-	(39,314)	1,689,981	1,734,436
16th	02/24/2012	02/24/2015	-	-	-	-	76,072	-	-	-	76,072	76,072
8th	08/17/2010	08/16/2015	-	-	-	-	360,151	-	-	(13,794)	346,357	360,151
9th	08/30/2010	08/16/2015	-	-	-	-	353,341	-	-	(14,493)	338,848	356,051
11th	09/30/2010	08/16/2015	-	-	-	-	19,481	-	-	-	19,481	19,481
10th	09/30/2010	09/29/2015	-	-	-	-	1,989,317	-	-	(28,050)	1,961,267	1,997,024
18th	02/27/2013	02/26/2016	-	-	-	-	-	2,598,040	-	(20,130)	2,577,910	-
17th	06/14/2012	02/27/2016	-	-	-	-	8,569	-	-	-	8,569	8,569
12th	02/28/2011	02/28/2016	-	-	-	-	1,680,447	-	-	(33,954)	1,646,493	1,683,848
14th	11/04/2011	08/18/2016	-	-	-	-	559	-	-	-	559	559
17th	06/14/2012	08/18/2016	-	-	-	-	2,780	-	-	-	2,780	2,780
13th	08/19/2011	08/19/2016	-	-	-	-	754,954	-	-	(31,419)	723,535	754,954
17th	06/14/2012	02/23/2017	-	-	-	-	9,005	-	-	-	9,005	9,005
15th	02/24/2012	02/24/2017	-	-	-	-	1,728,899	-	-	(46,322)	1,682,577	1,734,124
16th	02/24/2012	02/24/2017	-	-	-	-	76,066	-	-	-	76,066	76,066
18th	02/27/2013	02/26/2018	-	-	-	-	-	2,597,968	-	(20,555)	2,577,413	-
Total options outstanding not exercisable					-	27.85	12,061,467	5,196,008	(14,810)	(305,130)	16,937,535	12,126,237
Total partners options					-	31.02	15,704,171	5,196,008	(3,622,609)	(340,035)	16,937,535	15,818,165

Total simple / partners options					27.34	31.90	80,865,917	5,196,008	(5,060,775)	(1,635,136)	79,366,014	81,414,209

(*) Refers to the non exercise due to the beneficiary’s option.

Summary of changes in the share-based instruments

No.	Vesting period		Balance at 12/31/2012	New	Converted into shares	Cancelled	Balance at 09/30/2013
1st	08/17/2010	08/16/2013	118,108	-	(116,666)	(1,442)	-
1st	08/30/2010	08/16/2013	11,234	-	(11,234)	-	-
1st	09/30/2010	08/16/2013	4,367	-	(4,367)	-	-
2nd	09/30/2010	09/29/2013	453,549	-	(453,549)	-	-
3rd	02/28/2011	02/27/2012	478,886	-	(478,886)	-	-
3rd	02/28/2011	02/27/2013	478,876	-	-	-	478,876
4th	02/24/2012	02/24/2013	510,599	-	(510,599)	-	-
4th	02/24/2012	02/24/2014	510,579	-	-	-	510,579
4th	02/24/2012	02/24/2015	510,566	-	-	-	510,566
5th	02/27/2013	02/26/2014	-	161,756	-	-	161,756
5th	02/27/2013	02/26/2015	-	161,745	-	-	161,745
5th	02/27/2013	02/26/2016	-	161,738	-	-	161,738
Total			3,076,764	485,239	(1,575,301)	(1,442)	1,985,260

No.	Vesting period		Balance at 12/31/2011	New	Converted into shares	Cancelled	Balance at 09/30/2012
1st	08/17/2010	08/16/2012	121,647	-	(119,976)	(1,671)	-
1st	08/17/2010	08/16/2013	121,635	-	-	(3,527)	118,108
1st	08/30/2010	08/16/2012	11,238	-	(11,238)	-	-
1st	08/30/2010	08/16/2013	11,233	-	-	-	11,233
1st	09/30/2010	08/16/2012	4,368	-	(4,368)	-	-
1st	09/30/2010	08/16/2013	4,367	-	-	-	4,367
2nd	09/30/2010	09/29/2012	466,579	-	(6,086)	(13,017)	447,476
2nd	09/30/2010	09/29/2013	466,569	-	-	(13,017)	453,552
3rd	02/28/2011	02/27/2011	488,444	-	(488,444)	-	-
3rd	02/28/2011	02/27/2012	488,433	-	-	(9,547)	478,886
3rd	02/28/2011	02/27/2013	488,422	-	-	(9,546)	478,876
4th	02/24/2012	02/24/2013	-	515,737	-	(5,138)	510,599
4th	02/24/2012	02/24/2014	-	515,720	-	(5,138)	510,582
4th	02/24/2012	02/24/2015	-	515,703	-	(5,138)	510,565
Total			2,672,935	1,547,160	(630,112)	(65,739)	3,524,244

III – Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period	Exercise	Price of underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility

Partners options (*)
18th	02/27/2013	02/27/2016	-	34.66	28.87	2.91%	-	-
18th	02/27/2013	02/27/2018	-	34.66	27.25	2.91%	-	-

(*) The fair value of option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV - Accounting effects arising from options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to September 30, 2013 was R$ (147,337) (R$ (133,040) from January 1 to September 30, 2012), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16c).

In the Stockholders’ Equity, the effect was as follows:

	09/30/2013	09/30/2012
Amount received for the sale of shares – exercised options	147,440	197,888
(-) Cost of treasury shares sold	(267,835)	(235,273)
(+) Write-off of cost recognized of exercised options	154,758	102,561
Effect on sale (*)	34,363	65,176

(*) Recorded in revenue reserves.

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube A, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A., BSF Holding S.A., Tecnologia Bancária S.A., MCC Securities Inc. and MCC Corredora de Bolsa S.A..

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	09/30/2013	09/30/2012	01/01 to 09/30/2013	01/01 to 09/30/2012	Annual rate	09/30/2013	09/30/2012	01/01 to 09/30/2013	01/01 to 09/30/2012
Interbank investments	38,522,456	38,557,254	2,114,772	2,233,198		-	1,137,373	-	77,335
Itaú Unibanco S.A.	31,698,967	32,299,984	1,806,561	1,949,795		-	-	-	-
Grand Cayman Branch	6,823,489	6,257,270	308,211	283,403		-	-	-	-
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Note 2b)	-	-	-	-		-	171,221	-	11,475
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	966,152	-	65,860
Securities and derivative financial instruments	11,358,780	6,485,581	441,571	144,258		-	-	-	-
Grand Cayman Branch	11,358,780	6,485,581	441,571	144,258		-	-	-	-
Deposits	(104,110)	(5,154,518)	(4,110)	(322,075)		(3,161)	(1,271)	-	(1,724)
Itaú Unibanco S.A.	(104,110)	(5,154,518)	(4,110)	(322,075)		-	-	-	-
Duratex S.A.	-	-	-	-		(3,161)	(1,016)	-	(1,327)
Elekeiroz S.A.	-	-	-	-		-	-	-	(303)
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Note 2b)	-	-	-	-		-	(255)	-	(75)
Other	-	-	-	-		-	-	-	(19)
Securities sold under repurchase agreements	-	-	(802)	-		(118,660)	(291,145)	(9,232)	(6,787)
Itaú Unibanco S.A.	-	-	-	-		-	-	-	-
Itaúsa Empreendimentos S.A.	-	-	-	-	100% of Selic	(41,517)	(5,273)	-	-
Duratex S.A.	-	-	-	-	100% of Selic	(44,178)	(199,725)	(6,481)	(1,497)
Elekeiroz S.A.	-	-	-	-	100% of Selic	(25,798)	-	(1,088)	(543)
Itautec S.A.	-	-	-	-	100% of Selic	(7,167)	(12,417)	(1,663)	-
Facilita Promotora S.A.	-	-	-	-		-	(3,797)	-	(130)
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	(1,906)	-	(88)
Maxfácil Participações S.A	-	-	-	-		-	(68,010)	-	(4,257)
Other	-	-	(802)	-		-	(17)	-	(272)
Amounts receivable from (payable to) related companies	(241)	-	-	-		(136,436)	(121,415)	-	-
Itaú Corretora de Valores S. A.	(241)	-	-	-		-	-	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-		87	56	-	-
Porto Seguro S.A.	-	-	-	-		-	8,940	-	-
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Note 2b)	-	-	-	-		-	(1,574)	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	(1,108)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	(1,578)	-	-
Maxfácil Participações S.A	-	-	-	-		-	(1,484)	-	-
Fundação Itaú Unibanco	-	-	-	-		(53,075)	1,308	-	-
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		269	259	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		-	(6,913)	-	-
Fundação BEMGEPREV	-	-	-	-		23	(8,321)	-	-
UBB Prev Previdência Complementar	-	-	-	-		5	(24,825)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-		(83,605)	(87,266)	-	-
Outras	-	-	-	-		(140)	1,091	-	-
Banking service fees (expenses)	-	-	(2,412)	(2,438)		-	-	31,710	42,389
Itaú Corretora de Valores S. A.	-	-	(2,412)	(2,438)		-	-	-	-
Fundação Itaú Unibanco	-	-	-	-		-	-	24,570	18,367
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	4,029	3,822
UBB Prev Previdência Complementar	-	-	-	-		-	-	42	1,107
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		-	-	-	1,401
Itaúsa Investimentos Itaú S.A.	-	-	-	-		-	-	854	812
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Note 2b)	-	-	-	-		-	-	-	288
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	-	-	4
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	-	-	(9,298)
Porto Seguro S.A.	-	-	-	-		-	-	-	23,671
Outras	-	-	-	-		-	-	2,215	2,215
Rent revenues (expenses)	-	-	(173)	(193)		-	-	(36,133)	(24,882)
Itaúsa Investimentos Itaú S.A.	-	-	(12)	(45)		-	-	(1,103)	-
Itaú Seguros S.A.	-	-	(123)	(113)		-	-	-	-
Fundação Itaú Unibanco	-	-	-	-		-	-	(27,787)	(16,293)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	(7,243)	(7,445)
Outras	-	-	(38)	(35)		-	-	-	(1,144)
Donation expenses	-	-	-	-		-	-	(53,800)	(48,200)
Instituto Itaú Cultural	-	-	-	-		-	-	(53,000)	(47,400)
Associação Clube A	-	-	-	-		-	-	(800)	(800)
Data processing expenses	-	-	-	-		-	-	(200,747)	(207,462)
Itautec S.A.	-	-	-	-		-	-	(200,747)	(207,462)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 3,373 (R$ 3,784 from 01/01 to 09/30/2012) in view of the use of common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a) any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b) any entity controlled by the Institution; or

c) any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

b)	Compensation of Management Key Personnel

Resolution CMN n° 3,921, of November 25, 2010, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, Itaú Unibanco Holding was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to September 30, 2013, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	01/01 to 09/30/2013	01/01 to 09/30/2012
Compensation	185,504	195,685
Board of Directors	10,025	6,291
Management members	175,479	189,394
Profit sharing	181,749	122,972
Board of Directors	7,864	1,500
Management members	173,885	121,472
Contributions to pension plans	2,549	6,947
Board of Directors	3	3
Management members	2,546	6,944
Stock option plan – Management members	130,669	120,370
Total	500,471	445,974

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	Book value		Market		Results		Stockholders’ equity
	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Interbank deposits	20,574,721	18,160,320	20,579,537	18,198,058	4,816	37,738	4,816	37,738
Securities and derivative financial instruments	272,109,885	234,556,390	272,852,531	235,749,162	(627,195)	3,634,199	742,646	1,192,772
Adjustment of available-for-sale securities					(1,378,873)	2,431,385	-	-
Adjustment of held-to-maturity securities					751,678	1,202,814	742,646	1,192,772
Loan, lease and other credit operations	361,387,071	332,127,865	362,426,448	334,134,110	1,039,377	2,006,245	1,039,377	2,006,245
Investments
BM&FBovespa	14,610	24,755	135,706	227,533	121,096	202,778	121,096	202,778
Cetip S.A.	-	291	-	12,076	-	11,785	-	11,785
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,359,779	1,254,314	2,752,191	2,004,186	1,392,412	749,872	1,392,412	749,872
Serasa S.A.	-	244,642	-	1,648,278	-	1,403,636	-	1,403,636
Parent company	-	161,843	-	1,565,479	-	1,403,636	-	1,403,636
Minority stockholders (3)	-	82,799	-	82,799	-	-	-	-
Fundings and borrowings (4)	198,853,221	203,725,561	199,402,093	204,069,729	(548,872)	(344,168)	(548,872)	(344,168)
Subordinated debt (Note 10f)	55,270,116	49,342,036	54,707,020	50,097,691	563,096	(755,655)	563,096	(755,655)
Treasury shares	1,917,880	1,527,334	2,240,753	1,611,842	-	-	322,873	84,508
Total unrealized					1,944,730	6,946,430	3,637,444	4,589,511
(1) This does not consider the corresponding tax effects.

(2) Parent company of Porto Seguro S.A.

(3) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING.

(4) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturity over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value in stock exchanges and Serasa S.A. based on the historical average of Price/Income ratio of its parent company.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted. The effects from adopting this Resolution, when applicable, are presented on a comparative basis in the notes to the financial statements; however, these effects have no impact on the financial statements of September 30,2012.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19c.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

a) Description of the Plans

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)

Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)
Redecard Supplementary Plan (3)

UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1) (4)

Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

(4) Plan arising from the process of merging the IJMS Plan by the Basic Plan, both managed by UBB Prev, approved by the Superintendency of Supplementary

Social Security(PREVIC) on December 28, 2012.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	09/30/2013	09/30/2012
Discount rate (1)	8.16% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2008/2010	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on a study that adopts the methodology of following up the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed in 2012 so as to be consistent with the economic scenario at the balance sheet date.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions, and studies coordinated by the Investment Officer of EFPC regarding the economic assumptions.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore the increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At September 30, 2013 and 2012 the allocation of plan assets and the allocation target for 2013, by type of asset, are as follows:

	Fair value		% Allocation
Types	09/30/2013	09/30/2012	09/30/2013	09/30/2012	2013 Target
Fixed income securities	14,242,212	11,380,887	92.28%	91.37%	53% to 100%
Variable income securities	635,257	694,127	4.12%	5.57%	0% to 20%
Structured investments	17,681	14,757	0.12%	0.12%	0% to 10%
Foreign Investments	-	-	0.00%	0.00%	0% to 5%
Real estate	513,019	340,965	3.32%	2.74%	0% to 7%
Loans to participants	26,398	24,525	0.17%	0.20%	0% to 5%
Total	15,434,567	12,455,261	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 522,297 (R$ 527,629 at 09/30/2012), and real estate rented to Group companies, with a fair value of R$ 510,216 (R$ 293,192 at 09/30/2012).

Fair value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012 and 2013, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	09/30/2013	09/30/2012
1 - Net assets of the plans	15,434,567	12,455,261
2 - Actuarial liabilities	(13,178,033)	(10,623,100)
3- Surplus (1-2)	2,256,534	1,832,161
4- Asset restriction (*)	(2,241,694)	(1,400,700)
5 - Net amount recognized in the balance sheet (3-4)	14,840	431,461
Amount recognized in Assets (Note 13a)	483,654	655,350
Amount recognized in Liabilities (Note 13c)	(468,814)	(223,889)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

V- Change in the net amount recognized in the balance sheet:

	09/30/2013
	Net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	15,072,202	(12,905,894)	2,166,308	(2,137,207)	29,101
Cost of current service	-	(74,732)	(74,732)	-	(74,732)
Net interest (1)	901,166	(768,153)	133,013	(131,032)	1,981
Benefits paid	(547,835)	547,835	-	-	-
Contributions of sponsor	34,572	-	34,572	-	34,572
Contributions of participants	9,538	-	9,538	-	9,538
Effects on asset ceiling	-	-	-	30,851	30,851
Actuarial gain/(loss) (3) (4)	(35,076)	22,911	(12,165)	(4,306)	(16,471)
Value at end of the period	15,434,567	(13,178,033)	2,256,534	(2,241,694)	14,840

	09/30/2012
	Net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	11,772,927	(10,413,448)	1,359,479	(1,262,610)	96,869
Cost of current service	-	(63,321)	(63,321)	-	(63,321)
Net interest (1) (2)	976,864	(738,716)	238,148	(130,797)	107,351
Benefits paid	(504,592)	504,592	-	-	-
Contributions of sponsor	33,676	-	33,676	-	33,676
Contributions of participants	11,451	-	11,451	-	11,451
Effects on asset ceiling	-	-	-	(138,090)	(138,090)
Actuarial gain/(loss) (3) (4)	164,935	87,793	252,728	130,797	383,525
Value at end of the period	12,455,261	(10,623,100)	1,832,161	(1,400,700)	431,461

(1) Calculated based on the initial value of the period, less the average value of payments/receipts of benefits/contributions multiplied by the discount rate of 8.16% (9.72% at 12/31/2012).

(2) On 12/31/2012 it was used rate of 11.60% to calculate the expected return on plan net assets.

(3) Gains/losses recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(4) The actual return on assets amounted to R$ 866,090 (R$ 1,141,799 at at September 30, 2012).

VI- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 09/30/2013	01/01 to 09/30/2012	09/30/2013	09/30/2012
Cost of current service	(74,732)	(63,321)	-	-
Net interest	1,981	107,351	-	-
Effects on asset ceiling	-	-	30,851	(138,090)
Actuarial gain/(loss)	-	-	(6,933)	394,976
Total Amounts Recognized	(72,751)	44,030	23,918	256,886

During the period, contributions made totaled R$ 34,572 (R$ 33,676 from January 1 to September 30, 2012). The contribution rate increases based on the beneficiary’s salary.

In 2013, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 35,494.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2013	708,111
2014	740,621
2015	761,722
2016	783,866
2017	806,162
2018 to 2022	4,399,475

VII- Sensitivity of defined benefit obligation

The impact of the change in the discount rate assumption by 0.5% on actuarial liability is as follows:

Change in Assumption	Effect on Actuarial Liability	R$	Percentage
- Decrease by 0.5%	Increase	868,151	6.42%
- Increase by 0.5%	Decrease	(778,961)	(6.04)%

d) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	09/30/2013			09/30/2012
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,645,829	(317,834)	2,327,995	1,756,562	(313,376)	1,443,186
Net interest	154,486	(19,402)	135,084	146,150	(26,074)	120,076
Contribution	(93,609)	-	(93,609)	(102,680)	-	(102,680)
Effects on asset ceiling	-	-	-	-	(996)	(996)
Financial Gain/(Loss)	6,268	801	7,069	168	26,074	26,242
Amount - end of the period (Note 13a)	2,712,974	(336,435)	2,376,539	1,800,200	(314,372)	1,485,828

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 09/30/2013	01/01 to 09/30/2012	09/30/2013	09/30/2012
Contributions	(93,609)	(102,680)	-	-
Net interest	135,084	120,076	-	-
Financial Gain/(Loss)	-	-	7,069	26,242
Effects on asset ceiling	-	-	-	(996)
Total Amounts Recognized	41,475	17,396	7,069	25,246

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 125,501 (R$ 133,805 from January 1 to September 30, 2012), of which R$ 93,609 (R$ 102,680 from January 1 to September 30, 2012) arises from pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

I - Change in the net amount recognized in the balance sheet:

	09/30/2013	09/30/2012
At the beginning of the period	(148,523)	(120,154)
Cost of interest	(9,320)	(8,533)
Benefits paid	5,546	4,141
Actuarial loss	(6,828)	-
At the end of the period (Note 13c)	(159,125)	(124,546)

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 09/30/2013	01/01 to 09/30/2012	09/30/2013	09/30/2012
Net interest	(9,320)	(8,533)	-	-
Benefits paid	5,546	4,141	-	-
Actuarial loss	-	-	(6,828)	-
Total Amounts Recognized	(3,774)	(4,392)	(6,828)	-

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2013	6,136
2014	6,671
2015	7,233
2016	7,796
2017	8,409
2018 to 2022	52,171

III - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1.0% decrease	1.0% decrease
Service cost and cost of interest	Income	2,161	(1,699)
Present value of obligation	Asset valuation adjustment	26,486	(20,819)

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Assets
Current assets and long-term receivables
Cash and cash equivalents	3,251,891	2,450,306	3,206,234	2,715,234	339,787	313,089	547,038	1,249,698	1,148,507	1,471,707	7,802,265	6,532,264
Interbank investments	12,334,662	10,959,762	2,510,455	1,461,185	3,434,475	2,297,957	7,363,791	7,977,439	241,910	345,688	16,628,144	8,155,451
Securities	58,287,437	53,355,292	4,673,270	4,600,630	2,080,901	2,036,083	5,146,122	6,378,442	26,363	33,089	69,358,488	65,733,185
Loan, lease and other credit operations	43,219,780	33,040,948	32,936,789	25,031,544	8,717,853	7,482,490	104,941	97,083	633	828	84,913,090	65,591,968
Foreign exchange portfolio	49,693,277	32,030,420	425,870	420,265	4,434,977	3,636,363	1,539,407	494,140	-	-	53,076,520	35,995,919
Other assets	2,033,681	1,765,532	4,714,184	3,198,994	364,604	286,393	1,303,099	1,037,628	545,050	230,452	8,799,896	6,387,946
Permanent assets
Investments	15,681	23,798	5,563	7,489	4,930	4,074	59,464	57,563	489,573	22,727	29,740	40,826
Other investments	15,681	23,798	5,563	7,489	4,930	4,074	59,464	57,563	489,573	22,727	29,740	40,826
Fixed and intangible assets	18,967	23,914	602,879	550,293	167,948	176,129	519	1,370	18,351	17,749	808,664	769,456
Total	168,855,376	133,649,972	49,075,244	37,985,634	19,545,475	16,232,578	16,064,381	17,293,363	2,470,387	2,122,240	241,416,807	189,207,015

Liabilities
Current and long-term liabilities
Deposits	40,311,436	38,283,618	32,520,307	25,823,927	7,598,523	5,884,682	835,875	4,966,378	149	-	73,354,824	63,271,408
Demand deposits	8,143,188	7,907,647	9,073,268	6,716,836	4,714,021	2,937,874	546,633	361,107	149	-	21,786,066	16,250,499
Savings deposits	-	-	4,650,484	3,508,265	-	-	-	-	-	-	4,650,484	3,508,265
Interbank deposits	9,513,506	12,871,885	211,411	167,716	1,951,258	936,607	289,242	779,557	-	-	7,503,137	9,022,676
Time deposits	22,654,742	17,504,086	18,585,144	15,431,110	933,244	2,010,201	-	3,825,714	-	-	39,415,137	34,489,968
Deposits received under securities repurchase agreements	13,974,819	13,164,317	447,775	414,112	-	-	2,014,222	3,730,410	-	-	14,049,324	12,411,251
Funds from acceptance and issuance of securities	4,514,227	4,818,423	3,541,499	2,118,348	4,364,199	3,993,093	2,272,806	2,683,632	-	-	14,665,300	13,585,496
Borrowings	27,257,167	18,573,524	2,740,927	2,129,221	407	1,597	223	6,018	-	-	29,998,724	20,710,360
Derivative financial instruments	2,103,136	2,366,444	344,253	293,228	534,817	660,145	515,573	715,338	-	-	3,020,220	3,423,230
Foreign exchange portfolio	49,650,250	32,016,427	426,618	420,750	4,516,336	3,667,559	1,545,512	487,556	-	-	53,121,705	36,007,023
Other liabilities	20,360,845	14,736,854	3,223,344	2,293,056	338,549	574,993	1,340,687	1,961,936	369,576	196,228	25,405,373	19,570,136
Deferred income	96,550	60,886	2,423	5,780	25,372	19,773	-	-	1,336	1,224	125,681	87,663
Minority interest in subsidiaries	-	-	239	245	17	67	876,589	798,296	-	3	876,846	798,607
Stockholders’ equity
Capital and reserves	9,530,976	8,487,285	5,307,018	4,115,024	2,155,644	1,628,543	6,872,048	1,952,279	2,105,604	2,141,852	25,424,180	18,253,492
Net income for the period	1,055,970	1,142,194	520,841	371,943	11,611	(197,874)	(209,154)	(8,480)	(6,278)	(217,067)	1,374,630	1,088,349
Total	168,855,376	133,649,972	49,075,244	37,985,634	19,545,475	16,232,578	16,064,381	17,293,363	2,470,387	2,122,240	241,416,807	189,207,015
Statement of Income
Income from financial operations	3,162,217	2,667,124	2,704,104	1,909,121	213,537	205,313	(161,649)	299,210	10,332	9,326	5,795,471	4,913,384
Expenses of financial operations	(1,796,984)	(1,289,733)	(1,044,031)	(751,087)	(83,801)	(111,748)	19,811	(205,841)	(416)	(225)	(2,760,144)	(2,192,351)
Result of loan losses	(221,166)	(156,230)	(253,153)	(135,009)	(10,447)	2,546	-	-	(151)	(65)	(484,917)	(288,758)
Gross income from financial operations	1,144,067	1,221,161	1,406,920	1,023,025	119,289	96,111	(141,838)	93,369	9,765	9,036	2,550,410	2,432,275
Other operating revenues (expenses)	(86,756)	(78,764)	(612,000)	(538,257)	(88,140)	(126,565)	(67,316)	(101,849)	(4,115)	(58,579)	(867,610)	(895,055)
Operating income	1,057,311	1,142,397	794,920	484,768	31,149	(30,454)	(209,154)	(8,480)	5,650	(49,543)	1,682,800	1,537,220
Non-operating income	-	(48)	5,613	1,898	54	(148,502)	-	-	1,461	(153,023)	5,842	(300,576)
Income before taxes on income and profit sharing	1,057,311	1,142,349	800,533	486,666	31,203	(178,956)	(209,154)	(8,480)	7,111	(202,566)	1,688,642	1,236,644
Income tax	(1,341)	(155)	(253,672)	(114,559)	(15,138)	(15,826)	-	-	(13,389)	(14,501)	(283,539)	(145,040)
Statutory participation in income	-	-	(25,988)	(135)	(4,454)	(3,095)	-	-	-	-	(30,441)	(3,230)
Minority interest in subsidiaries	-	-	(32)	(29)	-	3	-	-	-	-	(32)	(25)
Net income (loss)	1,055,970	1,142,194	520,841	371,943	11,611	(197,874)	(209,154)	(8,480)	(6,278)	(217,067)	1,374,630	1,088,349

(1)	Itaú Unibanco S.A. - Grand Cayman, New York and Tokyo branches, ITAÚ UNIBANCO HOLDING S.A - Grand Cayman Branch, Banco Itaú-BBA S.A - Nassau Branch.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Sociedad de Bolsa S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada (new company name of Itaú Chile Corredor de Bolsa Ltda.), Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V ., MCC Asesorias Limitada (50%), MCC Securites INC. (50%), Itaú BBA SAS, MCC Corredora de Bolsa (50,0489%) and Itaú BBA Colômbia; only at 09/30/2012, EF Securitizadora S.A.; only at 09/30/2013, Fundo ETF IPSA.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman Ltd., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International PLC; only at 09/30/2012, Banco Itau BBA International S.A .
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), UBT Finance S.A., Itaú Cayman Directors Ltd. and Itaú Cayman Nominees Ltd.; only at 09/30/2012, Unibanco Cayman Bank Ltd. and Unipart Partic. Internac. Ltd.
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, Topaz Holding Ltd., Itaú USA Inc., Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited, Unipart B2B Investments, S.L., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú (Beijing) Investment Consultancy Limited, Itaú UK Asset Management Limited, Itaú Asia Limited and Itaú USA INC; only at 09/30/2012, Zux Cayman Company Ltd.; only at 09/30/2013, Itaú Singapore Securities Pte. Ltd.
(6)	Foreign consolidated information presents balances net of eliminations from consolidation.

Note 21 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING's operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING’s risk portfolio is managed considering the best risk-return ratio;

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on ITAÚ UNIBANCO HOLDING’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No.º 3.547 and BACEN Circular Letter No. 3.565, ITAÚ UNIBANCO HOLDING implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its first ICAAP report to BACEN in September 2013, related to June 2013 reporting date.

ITAÚ UNIBANCO HOLDING adopts a prospective approach to its capital management, which is carried out in a process consisting of the following phases:

•	Identification and analysis of material risks to which Itaú Unibanco is exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress tests exercises, aiming at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with market best practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING’s risks are being managed in accordance with established policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Pillar 3.

I – Market risk

Market risk is the possibility of incurring losses arising from the variations in the market values of positions held by a financial institution, including the risks of transactions subject to the variations in foreign exchange and interest rates, and equities, of price indexes and commodity prices among other indexes on these risk factors.

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due market changes, aiming at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

The ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING strategy towards control and management of market risk of all business units and legal entities of the ITAÚ UNIBANCO HOLDING.

The document that details the guidelines set out by the corporate guidelines on market risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

Itau Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This framework limits that covers from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, expected performance and risk appetite of the institution, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued the top management.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI). The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with the ITAÚ UNIBANCO HOLDING and the risk-return objective;
•	Promoting the disciplined and educated discussion on the global risk profile and its evolution over time;
•	increasing transparency on the way the business seeks the optimization of results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The control of market risk is carried out by an area independent from the business and audit ones, and is responsible for carrying out daily measurement, assessment, analysis and report activities to the areas and relevant people, pursuant to governance establishedand monitoring the actions required to adjust the position and/or risk level, when necessary. For this purpose, the ITAÚ UNIBANCO HOLDING relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and to prevent positions from breaching relevant limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the Capital Accord and subsequent amendments.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by ITAÚ UNIBANCO HOLDING are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems basically takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

In September 2013, ITAÚ UNIBANCO HOLDING recorded a Total Global VaR of R$ 211 million (R$ 218 million in September 2012).

II – Credit risk

Credit risk is the possibility of incurring losses in connection with: the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, issuer’s or counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon renegotiation and the recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

The purpose of ITAÚ UNIBANCO HOLDING’s credit risk management is to keep the quality of loan portfolio in levels suitable for each market segment in which it operations.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery of transactions.

III – Operational risk

For ITAÚ UNIBANCO HOLDING operational risk is defined as the possibility that strategic, tactical or operational objectives are negatively impacted due to uncertain events caused by failures, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING.

The purposes of operational risk management is to identify, evaluate, measure and respond to the ITAÚ UNIBANCO HOLDING’s operational risks and monitor them for the purpose of maintaining losses and risks within the limits established by ITAÚ UNIBANCO HODLING and to ensure adherence to the internal guidelines and current regulation. The managers of the business and support areas use corporate methodologies that are built and made available by the operational risk and internal control and compliance areas to support the management process.

Within the governance of the operational risk management process, there are specific operational risk and control forums conducted by the internal control and compliance areas where the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business areas executives.

The set of principles, governance, roles and responsibilities, methodologies and procedures that support the operational risk management process applied to products, services, activities, processes and systems is described and published in an operational risk management institutional norm. A summarized version of such policy is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

On April 30, 2008, BACEN published Circular No. 3.383 and Circular Letters Nos. 3,315 and No. 3,316, which establish the criteria for calculation of PRE related to the operational risk (POPR), addressed by Resolution No. 3,490, July 1, 2008. Therefore, since this date, ITAÚ UNIBANCO HOLDING has allocated capital to Operational Risk using the Alternative Standardized Approach.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not be being able to efficiently meeting its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING operates, simulating the behavior of cash flow under stress conditions, assessing and previously reporting risks inherent in new products and transactions, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

Products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life, large risks, extended warranty, pension plan and capitalization. Thus, the main risks these portfolios are subject to are underwriting, market, counterparty credit and longevity risk, among others.

Regarding Insurance, Pension Plan and Capitalization, ITAÚ UNIBANCO HOLDING understands that:

•	Underwriting risk is the possibility of losses occurring as a result of insurance, pension plan and capitalization operations that contradict the company’s expectations, directly or indirectly associated with technical and actuarial bases used to calculate premiums, contributions and provisions.

•	Market risk is the possibility of losses occurring as a result of variations in market values of assets and liabilities that make up actuarial reserves.

•	Counterparty credit risk is the possibility of noncompliance, by a certain counterparty, with obligations related to the settlement of operations that involve trading of financial assets or reinsurance.

•	Longevity risk is the possibility that pension plans have to pay pensions and superannuation for periods longer than those originally expected.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them.

Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currency were:

	09/30/2013	09/30/2012
Permanent foreign investments	26,798,810	19,341,841
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(43,832,778)	(31,369,739)
Net foreign exchange position	(17,033,968)	(12,027,898)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	09/30/2013	09/30/2012	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Investment funds	458,160,572	367,803,287	458,160,572	367,803,287	2,189	3,681
Fixed income	420,122,023	343,064,874	420,122,023	343,064,874	1,821	2,976
Shares	38,038,549	24,738,413	38,038,549	24,738,413	368	705
Managed portfolios	239,777,056	212,328,838	164,286,979	151,723,673	15,414	15,877
Customers	121,024,203	111,815,836	79,250,773	79,672,242	15,354	15,817
Itaú Group	118,752,853	100,513,002	85,036,206	72,051,431	60	60
Total	697,937,628	580,132,125	622,447,551	519,526,960	17,603	19,558

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

	09/30/2013	09/30/2012
Monthly estimate of installments receivable from participants	108,487	86,203
Group liabilities by installments	9,076,849	6,410,714
Participants – assets to be delivered	8,405,496	5,949,944
Funds available for participants	785,845	554,504
(In units)
Number of managed groups	849	806
Number of current participants	350,808	264,503
Number of assets to be delivered to participants	205,445	153,320

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to September 30, 2013 and 2012 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 2,787,356 (R$ 3,005,736 at September 30, 2012). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 53,000 (R$ 47,400 from January 1 to September 30, 2012).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to September 30, 2013, the consolidated companies made donations to Clube “A” in the amount of R$ 800 (R$ 800 from January 1 to September 30, 2012).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 09/30/2013	01/01 to 09/30/2012
Provision for contingencies - Economic plans (Note 12)	(105,587)	(133,385)
Market value based on the share price – BPI (Note 13j)	-	(305,447)
Total	(105,587)	(438,832)

l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offset of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

m)	Subsequent Event

On October 1, 2013 ITAÚ UNIBANCO HOLDING carried out a credit assignment operation with risks and benefits held, in accordance with Resolution No. 3,533/08, totaling R$ 4.3 billion and regards agreements with securitized real estate loans as collateral, with no effect on the consolidated results.

Report on review of interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A. stand alone, which comprise the balance sheet as at September 30, 2013 and the related statements of income, changes in stockholders equity’s and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at September 30, 2013 and the related consolidated statements of income and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of the stand alone and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the stand alone and Consolidated interim Financial Statements

Based on our review, nothing has come to our attention that causes us to believe that the stand alone and the Consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at September 30, 2013, and the financial performance and cash flows, for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the nine-month period ended September 30, 2013, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, October 28, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having examined the financial statements for the period from January to September 30, 2013, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, October 28, 2013.

ALBERTO SOZIN FURUGUEM

Member

LUIZ ALBERTO DE CASTRO FALLEIROS

Member

JOSÉ CARUZO CRUZ HENRIQUES

Alternate Member